As filed with the Securities and Exchange Commission on May 16, 2005

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CBEYOND COMMUNICATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	4813	59-3636526
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Number)	(IRS Employer Identification No.)

320 Interstate North Parkway, Suite 300

Atlanta, Georgia 30339

(678) 424-2400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

James F. Geiger

Chairman, President and Chief Executive Officer

Cbeyond Communications, Inc.

320 Interstate North Parkway, Suite 300

Atlanta, Georgia 30339

(678) 424-2400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christopher L. Kaufman, Esq. Joel H. Trotter, Esq. Latham & Watkins LLP 555 Eleventh Street, N.W. Washington, D.C. 20004 (202) 637-2200	John T. Gaffney, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(a)(b)	Amount of Registration Fee
Common stock, $0.01 par value	$172,500,000.00	$20,303.25

(a)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933.
(b)	Including shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to completion, dated May 16, 2005

Prospectus

                     shares

Common stock

This is our initial public offering of common stock. We are offering                      shares. No public market currently exists for our common stock.

Application will be made for listing of our common stock on the Nasdaq National Market under the symbol “CBEY.” We currently estimate that the initial public offering price will be between $             and $             per share.

Investing in the shares involves risks. See “ Risk factors” beginning on page 10.

	Per Share	Total
Public Offering Price	$	$

Underwriting Discounts and Commissions	$	$

Proceeds, before expenses, to Cbeyond Communications, Inc.	$	$

We have granted the underwriters a 30-day option to purchase up to                      additional shares of common stock from us on the same terms and conditions set forth above. The selling stockholders named in this prospectus have granted the underwriters a 30-day option to purchase up to                      additional shares of common stock from them on the same terms and conditions set forth above. Each option may be exercised solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state or foreign securities commission or regulatory authority has approved or disapproved of these securities, or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2005.

Joint Book-Running Managers

JPMorgan	Deutsche Bank Securities

UBS Investment Bank

Raymond James

Thomas Weisel Partners LLC

ThinkEquity Partners LLC

May    , 2005

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Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read the following summary together with the more detailed information regarding us and our common stock, including our consolidated financial statements and the related notes, appearing elsewhere in this prospectus. For convenience in this prospectus, “Cbeyond,” “we,” “us,” and “our” refer to Cbeyond Communications, Inc. and its subsidiaries, taken as a whole, unless otherwise noted. In addition, to assist you in understanding certain terms relating to the communications industry that we explain and use in the body of this prospectus, we have included a glossary at the back of this prospectus.

Cbeyond

Overview

We are a leading provider of managed Internet Protocol-based communications services to our target market of small businesses in selected large metropolitan areas. Our services include local and long distance voice services, broadband Internet access, email, voicemail, web hosting, secure backup and file sharing and virtual private network, or VPN. All of our services are delivered over our secure private managed all-Internet Protocol, or IP, network, rather than over the best-efforts public Internet. Our voice services are delivered using voice over IP, or VoIP, technology. Our network allows us to manage quality of service, or QoS, and achieve network and call reliability comparable to that of traditional phone networks.

We believe our all-IP network platform enables us to deliver an integrated bundle of communications services that may otherwise be unaffordable or impractical for our customers to obtain. We provide end-to-end management of our service offerings, including installation, provisioning, monitoring, proactive fault management and billing. We first launched our service in Atlanta in April 2001 and now also operate in Dallas, Denver, Houston and Chicago. We intend to expand into six additional markets by the end of 2008. We reported approximately $113.3 million in revenue in 2004, as compared to $65.5 million in 2003. We reported $16.8 million of adjusted EBITDA, and net losses of $11.5 million, on a consolidated basis in 2004. We seek to achieve positive adjusted EBITDA, excluding corporate overhead, in our new markets within 18 to 22 months from launch. We first achieved positive adjusted EBITDA in Atlanta, Dallas and Denver within 17 months from launch in each market. As of March 31, 2005, we were providing communications services to approximately 16,000 customer locations.

Our IP/VoIP Network Architecture. We deliver our services over a single all-IP network using T-1 connections. This allows us to provide a wide array of voice and data services, attractive service features (such as real-time online additions and changes), high QoS and network and call reliability comparable to that of traditional telephone networks. Unlike traditional voice-centric circuit-switched communications networks, which require separate networks in order to provide voice and data services, we employ a single integrated network, which uses technologies that digitize voice communications into IP packets and converges them with other data services for transport on an IP network. We transmit our customers’ voice and data traffic over our secure private network and do not use the public Internet. Our network design exploits the convergence of voice and data services and requires significantly lower capital expenditures and operating costs compared to traditional service providers using legacy technologies. The integration of our network with our automated front and back office systems allows us to monitor network performance, quickly provision customers and offer our customers the ability to add or change services online, thus reducing our customer care expenses. We believe that our all-IP network and automated support systems enable us to continue to offer new services to our customers in an efficient manner.

Our Target Market and Value Proposition. Our target market is businesses with 4 to 200 employees in large metropolitan cities, using five or more phone lines. According to Dun & Bradstreet, there are approximately 1.4 million businesses with 5 to 249 employees in the 25 largest markets in the United States. We are currently in five of these markets and plan to launch into six additional markets by the end of 2008. We provide each of our integrated packages of managed services at a competitively priced, fixed monthly fee. Certain enhanced services are available as optional add-ons. We sell our services primarily through our direct sales force using a consultative, face-to-face sales approach. We provide our customers with high-quality service, automated and responsive customer care and competitively priced integrated communications packages using high capacity T-1 connections. Accordingly, we believe that we provide a differentiated value proposition to our customers, most of which do not have dedicated in-house resources to fully address their communications requirements, and who therefore value the ease of use and end-to-end management that we offer. Our primary competitors, the incumbent local exchange carriers, or ILECs, do not generally offer packages of similar managed services to our target market. We believe that this value proposition, along with our fixed-length contracts, has been crucial to achieving our historical monthly customer churn rate of approximately 1%.

Our strategy

We intend both to grow our business in our current markets and to replicate our approach in additional markets. To achieve our goal of profitably delivering sophisticated, big business communications tools to small businesses in our current and future markets, we have adopted a strategy with the following principal components:

•  Focus solely on the small-business market in large metropolitan areas. We target small businesses, most of which do not have dedicated in-house resources to fully address their communications requirements and place a high value on customer support. By focusing exclusively on small business customers, we believe we are able to differentiate ourselves from larger service providers and deliver superior service that small business customers value.

•  Offer comprehensive integrated packages of managed IP communications services. We seek to be the single-source provider of our customers’ wireline local and long distance voice services and data communications needs. All of our customers subscribe to one of our integrated BeyondVoice packages of applications. Each of our BeyondVoice packages includes local and long distance voice services and broadband Internet access, plus the customer’s choice of either an e-business pack (including our email and web hosting applications) or a communications pack (including our voicemail and other voice-related applications). All of our services are delivered over high-capacity T-1 connections. We do not offer our local and long distance voice services and broadband Internet access applications on an unbundled basis. We offer our services only under long-term, flat-rate contracts. We believe that this approach results in high average revenue per customer location and low customer churn.

•  Increase penetration of enhanced services to our customer base. We seek to achieve higher revenue and margin per customer, increase customer productivity and satisfaction and reduce customer churn by providing enhanced services in addition to our local and long distance voice services and broadband Internet access applications. Our average customer today uses a total of 4.5 applications, whether as part of a package or purchased as an additional service. Currently, our customers use enhanced applications such as voicemail services (50% of our customers), email services (47%), web hosting (36%), calling card services (4%), VPN (7%), conference calling services (2%), secure backup and fileshare (2%) and BeyondOffice remote connectivity services (5%).

•  Focus sales and marketing resources on achieving significant market penetration. We have chosen to focus our sales and marketing efforts on only five markets to date, believing that this approach allows us to more effectively serve our small business customers and grow market share in these markets. We will continue to deploy a relatively large direct sales force in each of the markets that we enter, in contrast to many of our competitors, who have deployed smaller sales forces in a greater number of markets. We believe that our approach has resulted in our obtaining market share at a faster rate and better financial results than would have resulted from an approach that emphasized having a sales presence in more markets.

•  Deliver a superior customer experience. Our goal is to change the customer experience by making communications services convenient and by establishing a partnership with the customer. We maintain close contact with our customers throughout the sales and installation process, continuously monitor the customers’ service levels and provide ongoing customer care through all phases of the customer relationship. Our service is delivered with advanced features, such as online account management and online billing and payment. We provide end-to-end management of our service offerings, enabling our customers to provision and manage services without having to develop their own internal expertise.

•  Replicate our business model in new markets. We currently operate in five markets and intend to expand into six additional markets by the end of 2008. Each time we expand into a new market, we adhere to the same process for choosing, preparing, launching and operating in those markets. In launching our business in each new market, we use the same disciplined financial and operational reporting system to enable us to closely monitor our costs, market penetration and provisioning of customers and maintain consistent standards across all of our markets.

Our strengths

Our business is focused on rapidly growing a loyal customer base, while maintaining capital and operating efficiency. We believe we benefit from the following strengths:

•  Our all-IP network. We are able to provide a wide range of enhanced communications services in a rapid and cost-efficient manner over a single network, in contrast to legacy providers, which may require separate, incremental networks or substantial network upgrades in order to support similar services. Our all-IP network architecture allows us to provide a comprehensive package of managed communications services, including VoIP, with high network reliability and high QoS.

•  Capital efficiency. We believe that our business approach requires less capital and operating expenditures to bring our markets to positive cash flow than has been required by communications carriers using legacy technologies and operating processes. For example, our capital expenditures related to expanding into new markets are largely success-based, meaning they are incurred only as our customer base grows. Based on our historical experience, in the first year of a new market launch, approximately 60% of our network capital expenditures are success-based and, thereafter, approximately 85% of our network capital expenditures are success-based.

•  Our well-defined business processes. We believe that the combination of our disciplined approach to sales, installation and service together with our automated business processes allow us to streamline our operations and maintain low operating costs. Our front and back office systems are highly automated and are integrated end-to-end to synchronize multiple tasks, including installation, billing and customer care. We believe this allows us to lower our customer service costs, efficiently monitor the performance of our network and provide automated and responsive customer support.

•  Our highly regimented sales model. We believe we have a distinctive approach to recruiting, training and deploying our direct sales representatives, which ensures a uniform sales culture and an effective means of acquiring new customers. Our direct sales representatives meet face-to-face with customers each day as part of a transaction-oriented but personalized and consultative selling process. We adhere to the same sales and operating procedures in every market we enter. We track the performance of our sales team by maintaining detailed activity measurements in each of our markets.

•  Our experienced management team with focus on operating excellence. Our senior management team has substantial industry experience and a proven track record of building successful enterprises. Our top three executive officers have an average of over 20 years of experience in the communications industry and have worked at a broad range of communications companies, both at startups and mature businesses, including ILECs, long distance carriers, competitive carriers, web hosting companies, Internet and data providers and wireless communications providers.

We believe our strategies and strengths have contributed to our financial and operating performance, including high revenue growth, attractive average revenue per customer location and low customer churn.

Our managed service offerings

Integrated service offerings

We offer integrated managed communications services through our BeyondVoice packages, which are provided over one to three dedicated T-1 connections. The BeyondVoice packages are essentially one basic product in four sizes, depending on the customer’s size and need for bandwidth:

	BeyondVoice I	BeyondVoice II	BeyondVoice II Plus	BeyondVoice III
Customer profile	Businesses with 5 to 14 lines (typically 4 to 30 employees)	Businesses with 15 to 24 lines (typically 30 to 100 employees)	Businesses with 15 to 24 lines (typically 30 to 100 employees with high bandwidth needs)	Businesses with 36 to 48 lines (typically 100 to 200 employees with high bandwidth needs)

Broadband connection	One dedicated T-1 connection	Two dedicated T-1 connections	Two dedicated T-1 connections	Three dedicated T-1 connections

Number of voice lines	5	15	24	36

Included local minutes per month	Unlimited	Unlimited	Unlimited	Unlimited

Included domestic long distance minutes per month	1,500	3,000	6,000	9,000

Internet access	Speed up to 1.5 Mbps, unlimited monthly usage	Speed up to 2.0 Mbps, unlimited monthly usage	Speed up to 3.0 Mbps, unlimited monthly usage	Speed up to 4.5 Mbps, unlimited monthly usage

Each of our BeyondVoice packages includes local and long distance voice services and broadband Internet access, plus the customer’s choice of either an e-business pack (including our email and web hosting applications) or a communications pack (including our voicemail and other voice-related applications). The local and long distance voice services in our BeyondVoice packages include E911 and business class features, which include call forwarding, call hunting, call transfer, call waiting, caller ID and three-way calling.

Enhanced services

In addition to our BeyondVoice packages, we currently offer other services that include secure backup and fileshare, VPN, calling cards, conference calling, 800 numbers and other voice features. In the future, we plan to offer other applications, such as network security, calendar share, fax to email and secure desktop. Our enhanced services are sold on an a la carte basis to subscribers of our BeyondVoice bundled packages.

Regulatory framework

We are regulated at the federal, state and local levels as a common carrier. Although this regulatory status obligates us to pay fees and configure our network in particular ways, it also gives us rights to interconnect with ILECs at discounted rates. The Federal Communications Commission, or FCC, has initiated proceedings to determine the appropriate level of regulation for VoIP service providers, many of which do not operate as regulated common carriers. We believe that any new obligations the FCC may impose on VoIP service providers are not likely to harm our business because we are already operating as a common carrier.

We use T-1 access lines leased on a wholesale basis from the ILECs as unbundled network element loops, or UNE-Ls, and enhanced extended links, or EELs. We do not use unbundled network element platform, or UNE-P, components. Revenues relating to access charges paid to us by other communications companies to terminate calls to our customers represented approximately 3.9% of revenues for the year ended 2004. We have entered into bill-and-keep agreements with certain ILECs in our markets, so we neither receive nor pay reciprocal compensation for delivery of local calls.

Our history

We were founded in late 1999 and began the development of our network and business processes upon our first significant funding in early 2000. We initiated service first in Atlanta, in April 2001, followed by Dallas in September 2001, Denver in January 2002, Houston in March 2004 and Chicago in March 2005.

Use of proceeds

Proceeds from this offering will be used to repay all outstanding principal and accrued interest owed under our credit facility with Cisco Systems Capital Corporation, or Cisco Capital, and terminate the facility, to fund increased capital expenditures in connection with our expansion and for working capital and general corporate purposes. We believe that the net proceeds from this offering, together with revenues from operations and cash on hand, will be sufficient to fund our capital expenditures and operating expenses, including those related to our current plans to expand into six additional markets by the end of 2008. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources.”

Our principal executive offices are located at 320 Interstate North Parkway, Suite 300, Atlanta, Georgia 30339. Our telephone number is (678) 424-2400 and our website address is http://www.cbeyond.net. Information contained on our website is not a prospectus and does not constitute part of this prospectus.

The offering

Common Stock offered by us	shares

Common Stock to be outstanding after the offering	shares

Over-allotment option	shares

Use of proceeds from this offering

We estimate that our net proceeds from this offering will be approximately $             million, based on an assumed initial public offering price of $             per share. We intend to use the net proceeds from this offering to repay all outstanding principal and accrued interest owed under our credit facility with Cisco Capital and terminate the facility, to fund increased capital expenditures in connection with our expansion and for working capital and general corporate purposes. See “Use of proceeds.”

Dividend policy	We do not anticipate paying any dividends on our common stock in the foreseeable future.

Risk Factors	See “Risk factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Proposed Nasdaq National Market symbol	“CBEY”

Unless we indicate otherwise, all information in this prospectus:

•  includes              shares outstanding as of                     , 2005;

•  gives effect to the conversion of all outstanding shares of our Series B preferred stock and Series C preferred stock, which will automatically occur immediately prior to completion of this offering;

•  gives effect to the conversion of accrued dividends on our Series B preferred stock and Series C preferred stock into shares of our common stock;

•  gives effect to a              for              stock split prior to completion of this offering;

•  excludes              shares that may be issued upon the exercise of options outstanding as of                     , 2005, of which              are currently exercisable at a weighted average purchase price of $             per share,                      shares that may be issued upon the exercise of warrants outstanding as of                     , 2005, of which              are currently exercisable at a weighted average purchase price of $             per share and              shares that are reserved for issuance pursuant to our stock option plans; and

•  assumes no exercise of the underwriters’ over-allotment option.

Risk factors

You should carefully read and consider the information set forth in “Risk factors” beginning on page 10 of this prospectus and all other information set forth in this prospectus before investing in our common stock.

Summary consolidated financial data

The following table summarizes our financial and other operating data for the periods indicated. Our historical results are not necessarily indicative of future operating results. You should read the information set forth below in conjunction with “Capitalization,” “Selected consolidated financial and operating data,” “Management’s discussion and analysis of financial condition and results of operations” and with our audited consolidated financial statements and their related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2002	2003	2004
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$20,956	$65,513	$113,311
Operating expenses:
Cost of service (exclusive of $6,672, $12,947 and $17,611 depreciation and amortization, respectively)	11,558	21,815	31,725
Selling, general and administrative (exclusive of $7,544, $8,324 and $5,036 depreciation and amortization, respectively)	42,197	48,085	65,159
Write-off of public offering costs	—	—	1,103
Depreciation and amortization	14,216	21,271	22,647

Total operating expenses	67,971	91,171	120,634

Operating loss	(47,015)	(25,658)	(7,323)
Other income (expense):
Interest income	411	715	637
Interest expense	(4,665)	(2,333)	(2,788)
Gain recognized on troubled debt restructuring	4,338	—	—
Loss on disposal of property and equipment	(222)	(1,986)	(1,746)
Other income (expense), net	(35)	(220)	(236)

Net loss	$(47,188)	$(29,482)	$(11,456)

Non-GAAP Financial Data:
Adjusted EBITDA (1)
Atlanta	$(1,637)	$11,851	$24,991
Dallas	(3,736)	4,235	12,358
Denver	(3,387)	5,230	17,761
Houston	—	(187)	(3,974)
Chicago	—	—	(565)
Corporate	(24,017)	(25,495)	(33,769)

Total Adjusted EBITDA	$(32,777)	$(4,366)	$16,802

Other Financial Data:
Operating profit (loss):
Atlanta	$(3,838)	$7,384	$18,927
Dallas	(5,319)	678	7,285
Denver	(4,151)	2,568	13,414
Houston	—	(210)	(4,677)
Chicago	—	—	(568)
Corporate	(33,707)	(36,078)	(41,704)

Total operating loss	$(47,015)	$(25,658)	$(7,323)

Capital expenditures (2)	$28,447	$26,205	$23,741
Net cash provided by (used in) operating activities	$(33,590)	$(5,895)	$13,877
Net cash provided by (used in) investing activities	$(12,120)	$4,625	$3,921
Net cash provided by financing activities	$47,886	$927	$7,777
Net loss attributable to common stockholders per common share, basic and diluted	$(110.94)	$(79.95)	$(37.00)
Weighted average common shares outstanding, basic and diluted	434	447	501

	Year Ended December 31,
	2002	2003	2004
Other Operating Data:
Customer locations (3)	4,472	9,687	14,713
Average monthly churn rate (4)	1.3%	0.9%	1.0%
Average monthly revenue per customer location (5)	$658	$771	$774
Employees (6)	381	428	586

	As of December 31,		Pro forma as of December 31, 2004
	2003	2004
	(in thousands)
Balance Sheet Data (at period end):
Cash and cash equivalents	$5,127	$22,860
Marketable securities	21,079	14,334
Working capital	2,240	8,776
Total assets	87,048	99,203
Long-term debt, excluding current portion	56,206	56,665
Stockholders’ deficit	(55,311)	(73,573)

(1) Adjusted EBITDA is not a substitute for operating income, net income, or cash flow from operating activities as determined in accordance with generally accepted accounting principles, or GAAP, as a measure of performance or liquidity. See “Non-GAAP financial measures” for our reasons for including adjusted EBITDA data in this prospectus and for material limitations with respect to the usefulness of this measurement. The following table sets forth a reconciliation of adjusted EBITDA to net loss:

	Year Ended December 31,
	2002	2003	2004
	(in thousands)
Reconciliation of adjusted EBITDA to Net loss:
Total adjusted EBITDA for reportable segments	$(32,777)	$(4,366)	$16,802
Depreciation and amortization	(14,216)	(21,271)	(22,647)
Non-cash stock option compensation	(22)	(21)	(375)
Write-off of public offering costs	—	—	(1,103)
Interest income	411	715	637
Interest expense	(4,665)	(2,333)	(2,788)
Gain recognized on troubled debt restructuring	4,338	—	—
Loss on disposal of property and equipment	(222)	(1,986)	(1,746)
Other income (expense), net	(35)	(220)	(236)

Net loss	$(47,188)	$(29,482)	$(11,456)

(2) Represents cash and non-cash capital expenditures on a combined basis.

(3) Denotes individual customer locations and excludes our employees and both the employees of Cisco Capital Systems, Inc. and certain third parties selling our services, determined at period end.

(4) Calculated for each period as the average of monthly churn, which is defined for a given month as the number of customer locations disconnected in that month divided by the number of customer locations on our network at the beginning of that month.

(5) Calculated as the revenue for a period divided by the average of the number of customer locations at the beginning of the period and the number of customer locations at the end of the period, divided by the number of months in the period.

(6) As of December 31.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus, including our consolidated financial statements and the related notes, before investing in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that affect us. If any of the following risks materialize, our business, financial condition or results of operations could be materially harmed. In that case, the trading price of our common stock could decline, and you could lose some or all of your investment.

Risks related to our business

We have never been profitable and our losses could continue.

We have experienced significant losses in the past. For the year ended December 31, 2004, we recorded a net loss of approximately $11.5 million. We have never generated sufficient cash flow from operations to fund our expenses. We have never been profitable and can give no assurance that our losses will not continue.

We face intense competition from other providers of communications services that could harm our business. In particular, our business model is dependent on our ability to attract customers away from existing providers with substantial advantages over us.

The market for communications services is highly competitive. We compete, and expect to continue to compete, with many types of communications providers, including ILECs and competitive local exchange carriers, or CLECs. In the future, we may also face competition from cable television companies, new VoIP-based service providers or other managed service providers with similar business models to our own. There can be no assurance that our current or future competitors will not provide services comparable or superior to those provided by us, or at lower prices, or adapt more quickly to evolving industry trends or changing market requirements. Any of these factors could reduce our market share or decrease our revenue.

A substantial majority of our target customers are existing small businesses that are already purchasing communications services from one or more providers. The success of our operations is dependent on our ability to persuade these small businesses to leave their current providers. Many of these providers have competitive advantages over us, including substantially greater financial, personnel and other resources, brand name recognition and long-standing relationships with customers. These resources may place us at a competitive disadvantage in our current markets and limit our ability to expand into new markets, which could harm our business. Because of their greater financial resources, some of our competitors could also better afford to reduce prices for their services and engage in aggressive promotional activities. Such tactics could also have a negative impact on our business. For example, some of our competitors have adopted pricing plans such that the rates that they charge are not always substantially higher, and in some cases are lower, than the rates that we charge for similar services. In addition, other providers are offering unlimited or nearly unlimited use of some of their services for an attractive monthly rate. We may need to lower our prices to remain competitive.

Increasing use of VoIP technology by our competitors and entry into the market by new providers employing VoIP technology could increase competition.

Our success is based partly on our ability to provide discounted local and long distance voice services by taking advantage of cost savings achieved by employing VoIP technology, as compared to using traditional networks. The adoption of VoIP technology by other communications carriers, including existing competitors that currently use legacy technologies, could increase price competition. Moreover, other VoIP providers could also enter the market. Because networks using VoIP technology can be deployed with less capital investment than traditional networks, there are lower barriers to entry in this market and it may be easier for new entrants to emerge. If we are not able to successfully compete with these new entrants, our business, financial condition and results of operations may be harmed.

We may not be able to manage our future growth effectively or to maintain current growth rates.

Our continued success depends on our ability to manage and expand operations effectively. Our ability to manage and expand operations effectively will depend on a variety of factors, including our ability to:

•  offer high-quality, reliable services to our customers at reasonable prices;

•  install and operate IP network equipment and software;

•  implement and maintain operational support and financial systems;

•  attract and retain qualified management, sales representatives and other employees;

•  scale operations;

•  evaluate and enter into new markets on schedule;

•  maintain effective service quality controls;

•  monitor network and customer support operations, address operating challenges and control costs;

•  negotiate and implement network interconnection agreements with ILECs;

•  maintain effective operating relationships with ILECs that will allow us to continue provisioning circuits in a timely manner;

•  continue to obtain reliable IP-based network equipment and software on a cost effective basis;

•  maintain relationships with third party providers who install our IADs at customer locations;

•  continue to manage customer churn effectively;

•  effectively control the growth in our corporate costs;

•  adapt to market and regulatory developments; and

•  obtain and maintain required governmental authorizations.

Failure to manage our future growth effectively could harm our customer relationships, QoS and production capabilities, and could increase our costs, result in write-offs or other accounting charges, and otherwise materially harm our financial condition and results of operations. In addition, our current expansion plans contemplate our entering into six new markets by the end of 2008. We have never undertaken such a broad expansion plan and there can be no guarantee that our expansion plans will be successful.

From 2003 to 2004, we experienced an annual revenue growth rate of 73.0%. We cannot assure you that we will experience this same growth rate in the future, or that we will grow at all, in our current markets. Failure to expand our market share in our current markets could harm our results of operations.

We depend on the ILECs for the installation and maintenance of our customers’ T-1 access lines and other network elements and facilities.

Our customers’ T-1 access lines are installed and maintained by the ILEC in each of our markets. If the ILEC does not perform the installation properly or in a timely manner, our customers could experience disruption in signal and delays in obtaining our services. Any work stoppage action by employees of an ILEC in one of our markets could result in substantial delays in activating new customers’ lines and could materially harm our operations. Although ILECs are required to pay fines and penalties to us for failures to provide us with these installation and maintenance services, the negative impact on our business of such failures could substantially exceed the amount of any such cash payments. Furthermore, we are also dependent on the ILECs for access to their facilities and we utilize certain of their network elements. Failure of these elements or damage to an ILEC colocation facility would cause disruptions in our service.

Governmental authorities regulate us, and regulatory changes could materially harm our operations.

We operate in a highly regulated industry and are subject to regulation by telecommunications authorities at the federal, state and local levels. Changes in regulatory policy could increase the fees we must pay to third parties, make certain required elements of our network less readily available to us, or subject us to more stringent requirements that could cause us to incur additional operating expenditures. Any such changes could materially harm our business.

The T-1 connections we provide to our customers are leased from our competitors, the ILECs. FCC rules adopted under the Telecommunications Act of 1996 currently entitle us to lease these connections at wholesale prices based on incremental costs. However, a recent federal court decision led the FCC to revise some of these rules in February 2005, which is likely to increase our cost for some of these T-1 connections. Our rights of access to ILEC facilities may also change as a result of future legislation or regulatory decisions. Although we expect that we will continue to be able to obtain T-1 connections for our customers, we may not be able to do so at costs that are consistent with our current pricing model.

Also, the FCC is currently considering changing its rules for calculating incremental cost-based rates, which could result in either increases or decreases in our cost to lease these facilities. Significant increases in wholesale prices, especially for the loop element we use most extensively, could materially harm our business.

We currently operate as a regulated common carrier, which subjects us to some regulatory obligations. The FCC is re-examining its policies towards services provided over IP networks, such as our VoIP technology, and we cannot assure you that these proceedings will not impose additional fees or limitations on us.

Regulatory decisions may also affect the level of competition we face. Reduced regulation of retail services offered by ILECs could increase the competitive advantages those companies enjoy and materially harm our business.

Our network depends on new technology that has not been widely deployed. As a result, the adaptability and reliability of this technology remains uncertain.

In contrast to the legacy circuit-switch technology used by the ILECs and other providers of communications services, our network is based on IP technology. This technology is much newer than that used by the legacy carriers and has not been used on active networks for as long. Although we believe that VoIP technology is well-designed for the provision of a broad array of communications services to high numbers of users, we cannot assure you that our IP-based network can adapt to future technological advancements, that it can handle increasingly higher volumes of voice and data traffic as we grow our business or as our customers’ usage increases, or that it will be reliable over long periods of time. Any failure of our network or any deterioration in our QoS compared to those of other providers of communications services could cause us to lose market share and could materially harm our results of operations.

We have had material weaknesses in internal control over financial reporting in the past and cannot assure you that additional material weaknesses will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements which could require us to restate financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on our stock price.

During the past two years, management and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting as defined in the standards established by the American Institute of Certified Public Accountants that affected our financial statements for each of the years in the three-year period ended December 31, 2004. See “Management’s discussion and analysis of financial condition and results of operations - Internal control over financial reporting.”

The material weaknesses in our internal control over financial reporting during the past three years are summarized below:

•  We lacked procedures designed to ensure the proper recording of expenses and assets under the full accrual method of accounting in accordance with GAAP, which resulted in errors in connection with the timing and accuracy of the accounting for transactions in our financial statement close process. Accounting personnel who are no longer employed by us made incorrect judgments concerning accruals, and in 2003 we did not maintain sufficient staffing of our accounting department and did not have accounting management personnel with adequate training and familiarity with the application of GAAP and policies and procedures relating to internal control over financial reporting.

•  We incorrectly calculated our liability for a telecommunications transactional fee that we pay to federal and state administrative agencies due to user and system errors relating to the internal reports we use to calculate these liabilities.

•  We failed to record proper eliminating consolidation entries between us and our wholly-owned leasing company subsidiary that we have used to purchase equipment used in our operations and to correctly record assets purchased by the leasing company. These errors resulted in the misclassification of depreciation expense and sales tax expense and a misstatement of the related equipment and sales tax payable balance sheet accounts for 2001, 2002 and 2003.

•  We restated our financial statements for the 2001, 2002 and 2003 fiscal years to correct the errors relating to material weaknesses.

We have adopted and implemented measures designed to remediate each control deficiency identified above and have hired additional personnel qualified to address certain of these control deficiencies. Although management believes that we have remediated each of the identified material weaknesses for all periods in this prospectus, we cannot assure you that additional significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in additional significant deficiencies or material weaknesses, cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements. Any such failure could also adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that will be required when the SEC’s rules under Section 404 of the Sarbanes-Oxley Act of 2002 become applicable to us beginning with our Annual Report on Form 10-K for the year ending December 31, 2006, to be filed in early 2007. The existence of a material weakness could result in errors in our financial statements that could result in a restatement of financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in our stock price.

System disruptions could cause delays or interruptions of service, which could cause us to lose customers.

Our success depends on our ability to provide reliable service. Although we have designed our network service to minimize the possibility of service disruptions or other outages, our service may be disrupted by problems on our system, such as malfunctions in our software or other facilities, overloading of our network and problems with the systems of competitors with which we interconnect, such as physical damage to telephone lines and power surges and outages. Any disruption in our network could cause us to lose customers and incur additional expenses.

If we do not adapt to rapid changes in the communications industry, we could lose customers or market share.

The telecommunications industry has experienced, and will probably continue to experience, rapid and significant changes in technology. These changes, such as the widespread use of wireless communications services, could render our technology obsolete. We believe that our future success will depend, in part, on our ability to anticipate or adapt to these changes and to offer, on a timely basis, services that meet customer demands on a competitive basis. Some of our competitors, including the ILECs, have a much longer operating history, more experience in making upgrades to their networks and greater financial resources than we do. We cannot assure you that we will obtain access to new technologies on a timely basis or on satisfactory terms or that we will be able to apply them to our existing networks. Our failure to obtain new technologies could materially harm our business, financial condition and results of operations.

Our customer churn rate may increase.

Although our customer churn rate is currently approximately 1% per month, we cannot assure you that customers will continue to purchase the same services or level of services in the future.

Customer churn occurs both when a customer switches to one of our competitors, as well as when a customer discontinues its business altogether. Changes in the economy, as well as increased competition from other providers, can both impact our customer churn rate. We cannot predict future pricing by our competitors, but we anticipate aggressive price competition to continue. Lower prices offered by our competitors could contribute to an increase in customer churn. In addition, current customer retention rates or churn rates may not be indicative of future rates because the initial term for most of our customer contracts has not yet expired. Approximately 25% of our existing customer contracts will expire in 2005 and approximately 30% of our existing customer contracts will expire in 2006. An increase in our customer churn rate could harm our results of operations.

If we cannot negotiate new (or extensions of existing) interconnection agreements on acceptable terms, our operating results will suffer harm.

We have agreements for the interconnection of our network with the networks of the ILECs covering each market in which we operate. These agreements also provide the framework for service to our customers when other local carriers are involved. We will be required to negotiate new interconnection agreements to enter new markets in the future. In addition, we will need to negotiate extension or replacement agreements as our existing interconnection agreements expire. If we cannot negotiate new interconnection agreements or renew our existing interconnection agreements on favorable terms or at all, we may invoke binding arbitration by state regulatory agencies. The arbitration process is expensive and time-consuming, and the results of an arbitration may be unfavorable to us. If we are unable to obtain favorable interconnection terms, it would harm our existing operations and opportunities to grow our business in our current and new markets.

Business disruptions, including disruptions caused by security breaches, terrorism or other disasters, could harm our future operating results.

The day-to-day operation of our business is highly dependent on the integrity of our communications and information technology systems, and on our ability to protect those systems from damage or interruptions by events beyond our control. Sabotage, computer viruses or other infiltration by third parties could damage our systems. Such events could disrupt our service, damage our facilities, damage our reputation, and cause us to lose customers, among other things, and could harm our results of operations. In addition, a catastrophic event could materially harm our operating results and financial condition. Catastrophic events could include a terrorist attack on the United States, or a major earthquake, fire, or similar event that affects our central offices, corporate headquarters, network operations center or network equipment. We believe that communications infrastructures, such as the one on which we rely, may be vulnerable in the case of such an event and our markets, which are metropolitan markets, or Tier 1 markets, may be more likely to be the targets of terrorist activity.

The fixed pricing structure for our integrated packages makes us vulnerable to price increases for equipment and access fees.

We offer our integrated packages to customers at a fixed price for one, two, or three years. If we experience an increase in our costs due to price increases from our suppliers or vendors or increases in access, installation or interconnection fees payable to ILECs, we will not be able to pass these increases on to our customers immediately and this could materially harm our results of operations.

We obtain the majority of our network equipment and software from Cisco Systems, Inc. Our success depends upon the quality and availability of its products.

We obtain the majority of our network equipment and software from Cisco Systems, Inc., or Cisco Systems. In addition, we rely on Cisco Systems for technical support and assistance. Although we believe that we maintain a good relationship with Cisco Systems and our other suppliers, if Cisco Systems or any of our other suppliers were to terminate our relationship or were to cease making the equipment we use, our ability to maintain, upgrade or expand our network could be impaired. Although we believe that we would be able to address our future equipment needs with equipment obtained from other suppliers, we cannot assure you that such equipment would be compatible with our network without significant modifications or cost, if at all. If we were unable to obtain the equipment necessary to maintain our network, our ability to attract and retain customers and provide our services would be impaired and our results of operations could be materially adversely affected.

Our ability to generate the cash we need depends on many factors beyond our control, and we may have to raise additional capital on terms unfavorable to our stockholders to pursue our business plan.

The actual amount of capital required to fund our operations and development may vary materially from our estimates. To obtain additional funding in the future, we may have to sell assets, seek debt financing or obtain additional equity capital. If we raise funds by selling more stock, your ownership share in us will be diluted, and we may grant future investors rights superior to those of the common stock that you are purchasing. If we are unable to obtain additional capital when needed, we may have to delay, modify or abandon some of our expansion plans. This could slow our growth, negatively affect our ability to compete in our industry and adversely affect our financial condition.

We may incur substantial debt in the future that may impair our financial and operating flexibility.

Our current expansion plans will require additional capital, and there is no guarantee that the proceeds from this offering, together with cash flows from our operations, will be sufficient to fund these expenses. If our business plans and cost estimates are inaccurate, if we do not generate sufficient cash flow from our operations or if we deviate from our current expansion plans, we could be required to seek debt financing. This indebtedness could harm our business if we are unable to obtain additional financing on reasonable terms. In addition, any indebtedness we incur in the future could subject us to restrictive covenants limiting our flexibility in planning for, or reacting to changes in, our business. If we do not comply with such covenants, our lenders could accelerate repayment of our debt or restrict our access to further borrowings.

We depend on third party vendors for information systems, which could impact the quality of our services or impede our development and expansion.

We have entered into agreements with vendors that provide for the development and operation of back office systems such as ordering, provisioning and billing systems. We also rely on vendors to provide the systems for monitoring the performance and condition of our network. The failure of those vendors to perform their services in a timely and effective manner at acceptable costs could materially harm our growth and our ability to monitor costs, bill customers, provision customer orders, maintain the network and achieve operating efficiencies. Such a failure could also negatively impact our ability to retain existing customers or to attract new customers, harming our business, financial condition and results of operations.

Our success depends on key management and personnel and on our ability to attract and retain additional qualified personnel. If we are not able to retain or recruit these employees, our business will be adversely affected.

We believe that our future success will be due, in part, to the continued services of our experienced management team. Losing the services of one or more members of our management team could harm our business and our expansion plans. In addition, competition for qualified employees in our industry has intensified in recent years and may become even more intense in the future. Our ability to implement our business plan depends upon our ability to hire and retain these technically skilled workers each year. As we expand our business, we expect to hire additional employees. Our failure to recruit additional qualified employees in a timely manner could have an impact on our results of operations, existing customers and may impair our ability to obtain future customers.

Risks related to this offering

No market currently exists for our common stock. We cannot assure you that an active trading market will develop for our stock.

Prior to the offering, you could not buy or sell our common stock publicly. We have filed an application for the listing of our common stock on the Nasdaq National Market. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the Nasdaq or otherwise or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all. The initial public offering price of our common stock will be determined through negotiations between the representatives of the underwriters and us and may not be indicative of the price that will prevail in the open market, which may be lower. See “Underwriting.”

Future sales of shares by existing stockholders or issuances of our common stock by us could reduce our stock price.

If our existing stockholders sell substantial amounts of our common stock in the public market or we issue additional shares of common stock following the offering, the market price of our common stock could decline. Based on shares outstanding as of March 31, 2005, upon completion of the offering we will have                  outstanding shares of common stock. In conjunction with this offering, our directors, officers and substantially all of our other stockholders have entered into lockup agreements with the underwriters under which they have agreed not to sell their shares of our common stock until 180 days from the date of this prospectus, without the consent of the representatives of the underwriters. We have also agreed that we will not sell additional shares of our common stock during this period. However, these lockup agreements are subject to important exceptions. See “Underwriting.” After these lockup agreements expire, an additional              shares will be eligible for sale in the public market. In addition, the              shares subject to outstanding options, of which              are currently exercisable, and the shares reserved for future issuance under our stock option plan will become available for sale immediately upon the exercise of such options. Our 2005 Equity Incentive Award Plan contains an evergreen provision that may increase the number of shares available for issuance each year under that plan.

Anti-takeover provisions in our charter documents and Delaware corporate law might deter acquisition bids for us that you might consider favorable.

We intend to amend and restate our certificate of incorporation prior to the closing of the offering. This amended and restated certificate of incorporation will provide for a classified board of directors; the inability of our stockholders to call special meetings of stockholders, to act by written consent, to remove any director or the entire board of directors without cause, or to fill any vacancy on the board of directors; and advance notice requirements for stockholder proposals. Our board of directors will also be permitted to authorize the issuance of preferred stock with rights superior to the rights of the holders of common stock without any vote or further action by our stockholders. These provisions and other provisions under Delaware law could make it difficult for a third party to acquire us, even if doing so would benefit our stockholders.

You will incur immediate and substantial dilution.

The initial public offering price is expected to be substantially higher than the pro forma net book value per share of our outstanding common stock. As a result, investors purchasing common stock in the offering will incur immediate and substantial dilution in the amount of $             per share. In addition, we have issued options to acquire common stock at prices below the initial public offering price. To the extent these outstanding options are exercised, there will be further dilution to investors in this offering. See “Dilution.”

Our stock does not have a trading history and the price of our common stock is subject to volatility and trends in the communications industry in general.

The trading price of our common stock is likely to be volatile. The stock market, and the stock of companies in our industry in particular, has experienced extreme volatility, and this volatility has often been unrelated to the operating performance of particular companies. Prices for the common stock will be determined in the marketplace and may be influenced by many factors, including variations in our financial results, changes in earnings estimates by industry research analysts, investors’ perceptions of us and general economic, industry and market conditions. Many of these factors are beyond our control.

Insiders will continue to have substantial control over us after this offering. This may prevent you and other stockholders from influencing significant corporate decisions and may harm the market price of our common stock.

After this offering, our directors, executive officers and principal stockholders, together with their affiliates, will beneficially own, in the aggregate, approximately         % of our outstanding common stock, or         % if the underwriters exercise their over-allotment option in full. These stockholders may have interests that conflict with yours and, if acting together, may have the ability to determine the outcome of matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, may have the ability to control the management and affairs of our company. Our officers and representatives of our principal stockholders will account for 7 out of 8 seats on our board of directors. Accordingly, this concentration of ownership may harm the market price of our common stock by:

•  delaying, deferring or preventing a change in control;

•  impeding a merger, consolidation, takeover or other business combination involving us; or

•  discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

We do not currently intend to pay dividends on our common stock.

The continued expansion of our business will require substantial funding. Accordingly, we do not currently anticipate paying any dividends on shares of our common stock. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock.

Cautionary notice regarding forward-looking statements

Our disclosure and analysis in this prospectus concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in expanding our business and our assumptions regarding the regulatory environment, include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate” and similar expressions, are forward-looking statements. Although these statements are based upon reasonable assumptions, including projections of sales, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this prospectus in the section titled “Risk factors.” These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

•  the timing of the initiation, progress or cancellation of significant contracts or arrangements;

•  the mix and timing of services sold in a particular period;

•  our need to balance the recruitment and retention of experienced management and personnel with the maintenance of high labor utilization;

•  rapid technological change and the timing and amount of start-up costs incurred in connection with the introduction of new services or the entrance into new markets;

•  the inability to attract sufficient customers in new markets;

•  changes in estimates of taxable income or utilization of deferred tax assets in foreign jurisdictions which could significantly affect our effective tax rate; and

• general	economic and business conditions.

Use of proceeds

Our net proceeds from this offering will be approximately $             million, or $             million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and other estimated expenses of $             million payable by us.

We expect to use the net proceeds from this offering to:

•   repay all outstanding principal and accrued interest owed under our credit facility with Cisco Capital, which was $64.1 million as of March 31, 2005, and terminate the facility; and

•   fund increased capital expenditures in connection with our expansion and for working capital and general corporate purposes.

The amounts borrowed under our existing credit facility are due in full on March 31, 2010. At March 31, 2005 the outstanding indebtedness under our credit facility was $64.1 million, which bears interest at an effective rate of 6.56%. We used the borrowings under our credit facility during 2004, amounting to approximately $13.5 million, for purchases of property and equipment.

We are not currently a party to any agreements or commitments and we have no current understandings with respect to any acquisitions.

We have not determined the amounts we plan to spend on certain of the items listed above or the timing of these expenditures. As a result, we will have broad discretion to allocate the net proceeds from this offering. Until we use the net proceeds, we may invest them in short-term, interest-bearing, investment grade and U.S. government securities.

Dividend policy

We have never paid or declared any dividends on our common stock, and do not anticipate paying any dividends for the indefinite future. The terms of our credit facility restrict our ability to pay dividends on our common stock. Although we intend to terminate our credit facility upon the consummation of this offering, we intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth. The decision whether to pay dividends will be made by our board of directors in light of conditions then existing, including factors such as our results of operations, financial condition and requirements, business conditions and covenants under any applicable contractual arrangements.

Capitalization

The following table sets forth our capitalization as of December 31, 2004 on an actual basis and on a pro forma basis, as adjusted to effect:

•  the repayment of all outstanding principal and accrued interest under our credit facility with Cisco Capital;

•  the issuance and sale of shares of our common stock in this offering at an assumed offering price of $             per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us;

•  the conversion of accrued dividends on our Series B preferred stock and Series C preferred stock into shares of our common stock; and

•  the conversion of all our outstanding shares of preferred stock into an aggregate of              shares of our common stock.

You should read the following table in conjunction with the consolidated financial statements and the related notes, “Management’s discussion and analysis of financial condition and results of operations” and “Use of proceeds” included elsewhere in this prospectus.

	As of December 31, 2004
	Actual	Pro Forma As Adjusted
	(in thousands)
Cash and cash equivalents	$22,860	$
Marketable securities	14,334

	$37,194

Total long-term debt, excluding capital leases	$70,331
Preferred stock	78,963
Stockholders’ deficit:
Common stock, $0.01 par value per share: 255,000 shares authorized, actual; shares authorized, pro forma as adjusted; 482 shares and shares issued and outstanding, actual and pro forma as adjusted, respectively	$5
Deferred stock compensation	(1,210)
Additional paid-in capital	78,594
Accumulated deficit	(150,962)

Total stockholders’ deficit	(73,573)

Total capitalization	$75,721	$

Dilution

Our net tangible book value as of December 31, 2004 was $3.9 million, or $7.61 per share. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of our shares of common stock deemed to be outstanding at that date. Dilution is the amount by which the offering price paid by the purchasers of our common stock to be sold in this offering exceeds the net tangible book value per share after this offering. Assuming that the          shares of our common stock offered by this prospectus are sold at an initial public offering price of $         per share, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us and the application of the net proceeds therefrom to repay certain indebtedness as described under “Use of proceeds,” our pro forma net tangible book value of our common stock, as of December 31, 2004, would have been approximately $     million, or $     per share. This represents an immediate increase in pro forma net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors purchasing shares of common stock in this offering. The following table illustrates this substantial and immediate per share dilution to new investors:

Per Share
Assumed initial public offering price share		$
Historical net tangible book value per share as of December 31, 2004	$
Increase attributable to conversion of preferred stock

Pro forma net tangible book value per share as of December 31, 2004

Increase per share attributable to sale of common stock in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution of pro forma net tangible book value per share to new investors

The following table summarizes, as of December 31, 2004, on a pro forma basis the total number of shares of common stock purchased from us, the total consideration paid to us, assuming an initial public offering price of $             per share (before deducting the estimated underwriting discount and commissions and offering expenses payable by us in connection with this offering), and the average price per share paid by existing stockholders and by new investors purchasing shares in this offering:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders (1)		%	$	%	$
Investors in the offering		%		%

Total		100%		$100%

(1) Includes              shares resulting from the conversion of all of our outstanding shares of preferred stock as of December 31, 2004 and after giving effect to a          for          stock split.

The tables and calculations above assume no exercise of:

•  stock options outstanding as of December 31, 2004 to purchase              shares of common stock at a weighted average exercise price of $             per share;

•  warrants outstanding as of December 31, 2004 to purchase              shares of common stock at a weighted exercise price of $             ; or

•  the underwriters’ over-allotment option.

To the extent any of these options are exercised, there will be further dilution to new investors.

Selected consolidated financial and operating data

The following table sets forth our selected consolidated statements of operations, balance sheets and other financial data for the periods indicated. We have derived our consolidated statements of operations data for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 and our balance sheet data as of December 31, 2000, 2001, 2002, 2003 and 2004 from our consolidated financial statements. The selected financial data is qualified by reference to and should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(dollars in thousands, except per share data)
Statement of Operations Data:
Revenue	$—	$1,439	$20,956	$65,513	$113,311
Operating expenses:
Cost of service (exclusive of $ —, $2,035, $6,672, $12,947 and $17,611 depreciation and amortization, respectively)	2	3,812	11,558	21,815	31,725
Selling, general and administrative (exclusive of $241, $5,318, $7,544, $8,324 and $5,036 depreciation and amortization, respectively)	11,436	26,928	42,197	48,085	65,159
Write-off of public offering costs	—	—	—	—	1,103
Depreciation and amortization	241	7,353	14,216	21,271	22,647

Total operating expenses	11,679	38,093	67,971	91,171	120,634

Operating loss	(11,679)	(36,654)	(47,015)	(25,658)	(7,323)
Other income (expense):
Interest income	440	676	411	715	637
Interest expense	—	(3,181)	(4,665)	(2,333)	(2,788)
Gain recognized on troubled debt restructuring	—	—	4,338	—	—
Minority interest in earnings	1,094	779	—	—	—
Loss on disposal of property and equipment	(7)	(14)	(222)	(1,986)	(1,746)
Other income (expense), net	(1)	7	(35)	(220)	(236)

Net loss	$(10,153)	$(38,387)	$(47,188)	$(29,482)	$(11,456)

Balance Sheet Data (at period end):
Cash and cash equivalents	$15,601	$3,293	$5,470	$5,127	$22,860
Marketable securities	—	28,000	35,000	21,079	14,334
Working capital	11,965	22,961	25,215	2,240	8,776
Total assets	33,592	74,587	96,583	87,048	99,203
Long-term debt, excluding current portion	—	35,307	46,391	56,206	56,665
Stockholders’ deficit	(10,453)	(48,841)	(19,519)	(55,311)	(73,573)

Non-GAAP Financial Data:
Adjusted EBITDA (1)	$(11,438)	$(29,301)	$(32,777)	$(4,366)	$16,802

Other Financial Data:
Capital expenditures (2)	17,688	24,960	28,447	26,205	23,741
Net cash provided by (used in) operating activities	(8,006)	(29,357)	(33,590)	(5,895)	13,877
Net cash provided by (used in) investing activities	(17,688)	(24,540)	(12,120)	4,625	(3,921)
Net cash provided by financing activities	41,295	57,190	47,886	927	7,777
Net loss per common share, basic and diluted	$(30.73)	$(88.49)	$(110.94)	$(79.95)	$(37.00)
Weighted average common shares outstanding, basic and diluted	330	434	434	447	501

(1) Adjusted EBITDA is not a substitute for operating income, net income, or cash flow from operating activities as determined in accordance with generally accepted accounting principles, or GAAP, as a measure of performance or liquidity. See “Non-GAAP financial measures” for our reasons for including adjusted EBITDA data in this prospectus and for material limitations with respect to the usefulness of this measurement. The following table sets forth a reconciliation of adjusted EBITDA to net loss:

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(dollars in thousands)
Reconciliation of adjusted EBITDA to Net loss:
Total adjusted EBITDA for reportable segments	$(11,438)	$(29,301)	$(32,777)	$(4,366)	$16,802
Depreciation and amortization	(241)	(7,353)	(14,216)	(21,271)	(22,647)
Non-cash stock option compensation	—	—	(22)	(21)	(375)
Write-off of public offering costs	—	—	—	—	(1,103)
Interest income	440	676	411	715	637
Interest expense	—	(3,181)	(4,665)	(2,333)	(2,788)
Minority interest	1,094	779	—	—	—
Gain recognized on troubled debt restructuring	—	—	4,338	—	—
Loss on disposal of property and equipment	(7)	(14)	(222)	(1,986)	(1,746)
Other expense (income), net	(1)	7	(35)	(220)	(236)

Net loss	$(10,153)	$(38,387)	$(47,188)	$(29,482)	$(11,456)

(2) Represents cash and non-cash capital expenditures on a combined basis.

Non-GAAP financial measures

We use adjusted EBITDA as a principal indicator of the operating performance of our business as well as the relative performance of our operating segments. EBITDA represents net income before interest, taxes, depreciation and amortization. We define adjusted EBITDA as operating income (loss) before interest, taxes, depreciation and amortization expenses, excluding stock-based compensation expense, write-off of public offering costs, gain recognized on troubled debt restructuring, gain or loss on asset dispositions and other non-operating income or expense. In our presentation of segment financial results, adjusted EBITDA for a segment does not include corporate overhead expense and other centralized operating costs. We believe that adjusted EBITDA trends are a valuable indicator of our operating segments’ relative performance and of whether our operating segments are able to produce operating cash flow to fund working capital needs, to service debt obligations and to fund capital expenditures.

Our management uses adjusted EBITDA as a measure of assessing our performance. See “Management’s discussion and analysis of financial condition and results of operations.” We believe that, with a full understanding of its limitations, adjusted EBITDA provides useful information regarding how our management views our business. In addition, it allows analysts, investors and other interested parties in the telecommunications industry to facilitate company to company comparisons because it eliminates many differences caused by variations in capital structures (affecting interest expense), taxation and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), as well as non-operating and one-time charges to earnings. As used in this prospectus, however, adjusted EBITDA may not be directly comparable to similarly titled measures reported by other companies due to differences in accounting policies and items excluded or included in the adjustments.

Our calculation of adjusted EBITDA is not directly comparable to EBIT (earnings before interest and taxes) or EBITDA. In addition, adjusted EBITDA does not reflect:

•  our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•  changes in, or cash requirements for, our working capital needs;

•  our interest expense, or the cash requirements necessary to service interest or principal payments on our debts;

•  any cash requirements for the replacement of assets being depreciated and amortized, which will often have to be replaced in the future, even though depreciation and amortization are non-cash charges; and

•  the fact that other companies in our industry may calculate adjusted EBITDA differently than we do, which limits its usefulness as a comparative measure.

Adjusted EBITDA is not intended to replace operating income, net income and other measures of financial performance reported in accordance with GAAP. Rather, adjusted EBITDA is a measure of operating performance that you may consider in addition to those measures. Because of these limitations, adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using adjusted EBITDA only supplementally.

Management’s discussion and analysis of

financial condition and results of operations

You should read the following discussion together with “Selected consolidated financial and operating data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may differ materially from those we currently anticipate as a result of many important factors, including the factors we describe under “Risk factors,” “Cautionary notice regarding forward-looking statements” and elsewhere in this prospectus.

Overview

We are a leading provider of managed IP-based communications services to our target customers of small businesses with 4 to 200 employees in selected large metropolitan areas. We provide these services through bundled packages of local and long distance voice services and broadband Internet services, together with additional applications and services, for an affordable fixed monthly fee under contracts with terms of one, two or three years. We currently operate in Atlanta, Dallas, Denver, Houston and Chicago.

We sell four basic bundled packages of services, primarily delineated by the number of local voice lines provided to the customer. Each of our BeyondVoice packages includes local and long distance voice services and broadband Internet access, plus the customer’s choice of either an e-business pack (including our email and web hosting applications) or a communications pack (including our voicemail and other voice-related applications). Customers may also choose to add extra features or lines for an additional fee.

We deliver our services over an all-IP network, which we believe affords greater service flexibility and significantly lower network costs than traditional service providers using circuit-switch technologies. We believe our high degree of systems automation contributes to operational efficiencies and lower costs in our support functions.

We sell our services primarily through a direct sales force in each market, supplemented by sales agents. These agents often have other business relationships with the customer and, in many cases, perform equipment installations for us at our customers’ sites. A significant portion of our new customers are generated by referrals from existing customers and partners. We offer financial incentives to our customers and other sources for referrals.

We compete primarily against ILECs and, to a lesser extent, against CLECs for small business customers with 4 to 200 employees. ILECs and CLECs do not generally have the same focus on this market and principally concentrate on medium or large enterprises or residential customers. We compete primarily based on our high-value bundled services that bring many of the same managed services to our customers that have historically been available only to large businesses as well as our customer care, network reliability and operational efficiencies.

We formed Cbeyond in late 1999 and began the development of our network and business processes following our first significant funding in early 2000. We launched our service first in Atlanta in April 2001, followed by Dallas in September 2001 and Denver in January 2002. During

the remainder of 2002 and 2003, we focused on building our customer bases in these markets. As a result of our progress, we decided to launch our service in additional markets. We launched our service in Houston in March 2004 and subsequently in Chicago in March 2005. We plan to expand into six additional markets by the end of 2008.

We focus on adjusted EBITDA as a principal indicator of the operating performance of our business. EBITDA represents net income before interest, taxes, depreciation and amortization. We define adjusted EBITDA as operating income (loss) before interest, taxes, depreciation and amortization expenses, excluding stock-based compensation expense, write-off of public offering costs, gain recognized on troubled debt restructuring, gain or loss on asset dispositions and other non-operating income or expense. In our presentation of segment financial results, adjusted EBITDA for a segment does not include corporate overhead expense and other centralized operating costs. We believe that adjusted EBITDA trends are a valuable indicator of our operating segments’ relative performance and of whether our operating segments are able to produce operating cash flow to fund working capital needs, to service debt obligations and to fund capital expenditures. We seek to achieve positive adjusted EBITDA, excluding corporate overhead, in our new markets within 18 to 22 months from launch. We first achieved positive adjusted EBITDA in Atlanta, Dallas and Denver within 17 months from launch in each market. Whether we achieve positive adjusted EBITDA in new markets within the same timeframe depends on a number of factors, including the local pricing environment, the competitive landscape and our costs to obtain UNEs from the ILEC in each market. We divide our business into five operating segments: Atlanta, Dallas, Denver, Houston and Chicago.

We believe our business approach requires significantly less capital to launch operations than has been required in the past by legacy communications companies. Most of our capital expenditures related to expanding into new markets are success-based, incurred only as our customer base grows. Based on our historical experience, in the first year of a new market launch, approximately 60% of our network capital expenditures are success-based and, thereafter, approximately 85% of our network capital expenditures are success-based. We believe the success-based nature of our capital expenditures mitigates the risk of unprofitable expansion. We have a relatively low fixed-cost component in our budgeted capital expenditures associated with each new market we enter, particularly in comparison to service providers employing TDM, or circuit-switch technologies.

Revenue

The majority of our customers buy our BeyondVoice I package, which serves customers with 5-14 local voice lines, or generally 30 or fewer employees. We also sell BeyondVoice II and BeyondVoice II Plus to customers with 15-24 local voice lines, or generally 31-100 employees. Our BeyondVoice III package is typically offered to customers with 101-200 employees. Each BeyondVoice I customer receives all our services over a dedicated broadband T-1 connection providing a maximum bandwidth of 1.5 Mbps (megabits per second). BeyondVoice II and BeyondVoice II Plus customers receive their services over two dedicated T-1 connections offering a maximum bandwidth of 2.0 and 3.0 Mbps, respectively. BeyondVoice III customers receive their services over three dedicated T-1 connections offering a maximum bandwidth of 4.5 Mbps. We believe that our customers highly value the level of bandwidth offered with our services.

Average monthly revenue per customer location, or ARPU, increased from $658 per customer location in 2002 to $771 per customer location in 2003, due to an increasing percentage of

BeyondVoice II and BeyondVoice II Plus customers in 2003. ARPU further increased to $774 in 2004. As of December 31, 2004, approximately 86.9% of our customer base have BeyondVoice I, 6.0% have BeyondVoice II, 7.1% have BeyondVoice II Plus and 0.1% have BeyondVoice III. Customer revenues represented approximately 96.1% of total revenues in 2004. Revenues from access charges paid to us by other communications companies to terminate calls to our customers represented approximately 3.9% of revenues in 2004.

Expenses

Cost of Service. Our cost of service represents costs directly related to the operation of our network, including payments to the ILECs and other communications carriers such as long distance providers, for access, interconnection and transport fees for voice and Internet traffic, customer circuit installation expenses paid to the ILECs, fees paid to third party providers of certain applications such as web hosting services, colocation rents and other facility costs, and telecommunications-related taxes and fees. The primary component of cost of service is the access fees paid to ILECs for the T-1 circuits we lease on a monthly basis to provide connectivity to our customers. These access circuits link our customers to our network equipment located in a colocation facility. The access fees for these circuits vary by state and are the primary reason for differences in cost of service across our markets. We lease all of our access circuits on a wholesale basis as unbundled network element loops, called UNE-Ls, or extended enhanced links, called EELs, as provided for under the FCC’s Telecommunications Elemental Long Run Incremental Cost, or TELRIC, rate structure. We employ UNE-Ls when the customer’s T-1 circuit is located where it can be homed to an ILEC central office where we have a colocation, and we use EELs when we do not have a central office colocation available to serve a customer’s T-1 circuit. Approximately half of our circuits are provisioned using UNE-Ls and half using EELs. Our monthly expenses are significantly less when using UNE-Ls than EELs, but UNE-Ls require us to incur the capital expenditures of central office colocation equipment. We install central office colocation equipment in those central offices having the densest concentration of small businesses. We usually launch operations in a new market with several colocations and add additional colocation facilities over time as we confirm the most advantageous locations in which to deploy the equipment. We believe our discipline of purchasing these T-1 access circuits on a wholesale basis rather than on the basis of retail, or special access, rates from the ILECs is an important component of our operating cost structure.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses consist of salaries and related costs for employees and other expenses related to sales and marketing, engineering, information technology or IT, billing, regulatory, administrative, collections and legal and accounting functions. Our selling, general and administrative expenses include both fixed and variable costs. Fixed selling expenses include salaries and office rents. Variable selling costs include commissions and marketing collateral. Fixed general and administrative costs include the cost of staffing certain corporate overhead functions such as IT, marketing, administrative, billing and engineering, and associated costs, such as office rent, legal and accounting fees, property taxes and recruiting costs. Variable general and administrative costs include the cost of provisioning and customer activation staff, which grows with the level of installation of new customers, and the cost of customer care and technical support staff, which grows with the level of total customers on our network. As we expand into new markets, certain fixed costs are likely to increase; however, these increases are intermittent and not proportional with the growth of customers.

Write-off of Public Offering Costs. In 2004, we began work in connection with an initial public offering of our common stock. In connection with the proposed offering, we incurred direct expenses, which were primarily legal and accounting fees with outside service firms, of $1.1 million. We have expensed these costs. In 2005, however, we expect to capitalize similar costs and subsequently deduct them from the proceeds of the proposed initial public offering as a charge against additional paid-in capital, due to their being incurred shortly before the transaction.

Depreciation and Amortization Expense. Depreciation is applied using the straight-line method over the estimated useful lives of the assets once the assets are placed in service. We generally depreciate network-related equipment, which represents the majority of our assets, over either a 3 or 5 year period, with approximately 50% over each of 3 years and 5 years. We depreciate IT equipment and licenses over 3 years and furniture over 7 years. The value of leasehold improvements is amortized over 2 to 5 years, which is the shorter of the respective lease term or duration of economic benefit of the assets.

Interest Expense (Net). Interest expense (net) consists of interest charges paid on our long-term debt through our credit facility with Cisco Capital, interest charges recognized under capital lease obligations incurred in connection with certain software licenses, interest income earned on cash and cash equivalents, marketable securities, long-term investments, restricted cash equivalents, and non-cash income recognized through the amortization of a portion of the gain recorded in connection with the conversion of a portion of our debt with Cisco Capital into Series B preferred stock in November 2002.

Gain recognized on Troubled Debt Restructuring. The gain recognized in connection with the conversion of our debt with Cisco Capital into Series B preferred stock in November 2002 was recorded as a troubled debt restructuring under SFAS No. 15. A portion of the gain was recognized at the time of the transaction. However, the total amount of the gain could not be recorded as a result of the variable interest rate of the debt. Therefore, the remaining carrying value in excess of principal at the restructuring was included in the balance of long-term debt. This carrying value in excess of principal is reduced on an ongoing basis as interest payments are made until the expiration or prepayment of the debt. This reduction partially offsets interest expense.

Loss on Disposal of Property and Equipment. We record losses on the disposal of equipment primarily when customer premise equipment (integrated access devices, or IADs) is not returned to us following the disconnection of customers from our service. We also record losses on the impairment or disposition of assets, primarily network equipment that has become obsolete or is no longer in service and software licenses that are no longer in use. In addition, we write down the unrealized value of certain marketable securities to their fair market value if their value is dependent on variable interest rates and they are unlikely to recover their value in the near future.

Income Taxes. As a result of our operating losses, we have paid no income taxes to date. We expect to pay no income taxes through at least 2007, in part due to our net operating loss carryforwards.

Internal control over financial reporting

Overview. We have had material weaknesses in internal control over financial reporting in the past. In connection with the audit of our 2003 and 2004 fiscal years, our management and our independent registered public accounting firm identified matters involving our internal control over financial reporting that constituted material weaknesses as defined by the American Institute of Certified Public Accountants under AU Section 325, pursuant to which:

•  material weaknesses are defined as reportable conditions in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or irregularities in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions; and

•  reportable conditions are defined as matters representing significant deficiencies in the design or operation of internal control that, in the judgment of our independent registered public accounting firm, could adversely affect our ability to initiate, record, process and report financial data consistent with our management’s assertions in our consolidated financial statements.

These definitions in AU Section 325 are consistent with the definitions of significant deficiency and material weakness as defined by the Public Company Accounting Oversight Board, or PCAOB, in Auditing Standard No. 2. AS No. 2 contains the requirements for compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Unlike AS No. 2, however, under which internal control over financial reporting is considered at year-end, the AICPA standards involve the assessment of reportable conditions and material weaknesses over the periods under audit.

We are committed to maintaining effective internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our accounting personnel report regularly to our audit committee on all accounting and financial matters. In addition, our audit committee actively communicates with and oversees the engagement of our independent registered public accounting firm. Based on the actions we have taken to date to enhance the reliability and effectiveness of our internal control over financial reporting, our management believes that there is no material weakness in our internal control as of the date of this prospectus because we have remediated the underlying causes of the identified material weaknesses. However, our independent registered public accounting firm has not evaluated the measures we have taken to address the two material weaknesses identified by our independent registered public accounting firm in its management letter in connection with the audit of our financial statements for 2004 and will not be able to confirm to us that the material weaknesses have been remediated until our independent registered public accounting firm has completed the audit of our financial statements for 2005.

In the third quarter of 2004, management commenced a review of internal control over financial reporting and related accounting processes and procedures for purposes of complying with Section 404 of the Sarbanes-Oxley Act. This review is ongoing. Under Section 404, management would have to evaluate, and its independent registered public accounting firm would have to opine on the effectiveness of, internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ending December 31, 2006, due to be filed in March 2007. We expect to hire an independent consulting firm in 2005 with expertise in Section 404 compliance to assist us in satisfying our obligations under Section 404 with respect to our internal control over financial reporting.

As of the date of this prospectus, our management believes that our internal control over financial reporting is effective at a reasonable assurance level. However, internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives due to its inherent limitations because internal control involves human diligence and compliance and is subject to lapses in judgment and breakdowns from human failures. Nonetheless, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Although we believe we have remediated the material weaknesses that have been identified in connection with the audit of our 2003 and 2004 financial statements, we may in the future have additional material weaknesses in our internal control over financial reporting. Failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements. See “Risk factors.”

Material Weaknesses in 2003. In March 2004, in connection with the audit of our financial statements for the three years ended December 31, 2003, our independent registered public accounting firm identified errors in the timing and accuracy of the accounting for transactions in our financial statement close process. These errors related to accounting for a troubled debt restructuring, timing errors, carrying values of assets and mathematical mistakes. The control deficiencies related to these errors were determined to constitute a material weakness in our internal control over financial reporting. The material weakness related to our lack of procedures designed to ensure the proper recording of expenses and assets under the full accrual method of accounting in accordance with GAAP. In most cases, the errors resulted from recording transactions in an incorrect time period. We believe these control deficiencies occurred because accounting personnel who are no longer employed by us made incorrect judgments concerning accruals and because in 2003 we did not maintain sufficient staffing of our accounting department and did not have accounting management personnel with adequate training and familiarity with the application of GAAP and policies and procedures relating to internal control over financial reporting. In addition, we had not at that time established sufficient internal control over financial reporting designed to ensure the proper functioning of the financial statement close process.

Upon being informed of the material weakness, our management and the audit committee of our board of directors took steps to correct the errors that had been identified and to remediate the material weakness relating to the identified accruals and our financial statement close process:

•  We retained the services of another major public accounting firm to assist us in re-closing our 2001, 2002 and 2003 financial statement periods. This process included re-performing accounting reconciliations for all accounts where errors were detected during the initial phases of the audit. Upon completion of the re-closing, our independent registered public accounting firm concluded the audit of the 2003 consolidated financial statements and related restatement of information in the 2002 and 2001 consolidated financial statements.

•  All identified instances of errors in our records, procedures and controls were reviewed, analyzed and corrected by us.

•  We replaced our accounting management and most of our accounting staff with more experienced personnel with additional training and expertise, including an experienced Chief Accounting Officer and a Controller.

•  We enlarged the size of our accounting staff from seven employees to fifteen employees, including additional management-level accounting personnel. This increase in size enables further segregation of duties and allows additional levels of internal review and supervision within our accounting organization.

•  We established formal, documented accounting policies and procedures to improve our internal control over financial reporting, including policies and procedures relating to accruals and our financial statement close process. These policies and procedures govern approvals, documentation requirements, standardized recordkeeping, asset tracking and the use of our purchase order system.

•  We re-closed each of our quarterly financial statement periods for 2002, 2003, and 2004 and engaged our independent registered public accounting firm to perform a review of each quarterly period in 2003 and 2004 under Statement on Auditing Standard No. 100, Interim Financial Information, or SAS 100.

Based upon these changes, we believe that the material weaknesses relating to the full accrual method of accounting and our financial statement close process were remediated in 2004. The management letter we received from our independent registered public accounting firm in connection with the audit of our financial statements for 2004 did not include a material weakness relating to these issues.

In connection with re-closing our 2001, 2002 and 2003 financial statement periods, we restated our 2001 and 2002 financial statements. The 2002 restatement adjustments resulted in a net decrease of $3.9 million to our net loss in 2002, including an adjustment of $4.7 million relating to a gain on a troubled debt restructuring. The other restatement adjustments netted to approximately $0.8 million and related to: net timing errors of $0.1 million; errors in the carrying value of assets of $0.4 million; and mathematical mistakes and oversight of $0.3 million. Restatement adjustments to 2001 amounted to an increase in net loss for 2001 totaling less than $0.1 million and related primarily to timing adjustments. The restatement also resulted in a cumulative increase in total assets of $1.8 million and a cumulative decrease in total liabilities of $1.8 million as of December 31, 2002.

Material Weaknesses in 2004. Subsequent to restating the 2001 and 2002 annual periods, our new accounting management and staff re-closed each of the quarterly periods during 2002, 2003 and 2004. During this process and in preparation for the annual audit for 2004, two additional historical errors were identified. Management determined that these errors required restatement of the financial statements for the 2001, 2002 and 2003 fiscal years. The resulting restatements were determined to constitute a material weakness in internal control over financial reporting.

While management believes the underlying causes of the material weaknesses were remediated in 2004 and therefore were not present at December 31, 2004, the restatement of our financial statements for 2001, 2002 and 2003 constituted a material weakness. Consequently, our independent registered public accounting firm is not able to determine that the material weakness resulting from the restatement has been remediated and cannot confirm to us that the two material weaknesses identified in 2004 have been remediated until the completion of the audit for the fiscal year ended December 31, 2005. Management believes that the material weakness resulting from the restatement of our prior periods has been remediated by the steps management took during 2004 to remediate the two material weaknesses. Since management believes that the material weakness resulting from our restatement have been remediated, management also believes that our internal control over financial reporting is effective at a reasonable assurance level as of the date of this prospectus.

The material weaknesses in 2004 resulted from:

•  our accounting for our liability for a telecommunications transactional fee that we pay to federal and state agencies; and

•  the accounting entries needed to record asset purchases for and consolidate the accounts of our leasing company subsidiary.

The first error related to the calculation of our liability for a telecommunications transactional fee that we pay to federal and state administrative agencies and was detected by new reconciliation procedures put in place by new accounting management in response to the material weakness identified in connection with the 2003 audit. The procedures included a reconciliation of tax and telecommunications transactional fee liabilities, at an individual tax level, both to the subsequent returns filed and to our billing system. This error resulted from both user and system errors in connection with the internal reports we use to calculate our telecommunications transactional fee liabilities. Our correction of the error affected our prior year results by increasing our expenses by $0.2 million and $0.4 million in 2002 and 2003, respectively, and increasing our liabilities by $0.2 million and $0.6 million in 2002 and 2003, respectively. We have redesigned the reports upon which the regulatory filings are based so that they reflect the appropriate telecommunications transactional fee liability amounts. We have also re-trained the personnel who use the reports so that they understand the proper use of the reports in the calculation of remittance amounts. In addition, we have instituted review and approval controls and continue to employ our dual reconciliations against both the returns and billing system to verify our ending accrual balances. We believe that our revised procedures and controls, which were implemented in the fourth quarter of 2004 and were in operation with respect to the year end financial statement close process, remediated this material weakness prior to December 31, 2004.

The second material weakness relates to recording asset purchases for our leasing company and recording proper eliminating consolidation entries between us and our wholly-owned leasing company subsidiary that we have used to purchase certain equipment used in our operations. This error was detected as part of the SAS 100 quarterly reviews and included our failure to record sales taxes in the cost basis of the asset and the subsequent depreciation of the sales tax portion of the asset. In addition, we improperly recognized sales tax expense as it was assessed and paid on inter-company leases, rather than recording a sales tax liability at the date of asset purchase and applying future sales tax payments against the liability. These errors resulted in the misclassification of depreciation expense and sales tax expense and a misstatement of the related equipment and sales tax payable balance sheet accounts for 2001, 2002 and 2003. By discontinuing the practice of purchasing assets at the leasing subsidiary and having the leasing subsidiary lease the assets to the operating subsidiary, we remediated the control deficiency relating to the proper recordation of asset purchases on January 1, 2004, the date this practice was discontinued. Management is evaluating alternative approaches with respect to the leasing subsidiary structure, including the potential termination of the structure. Our correction of these errors resulted in adjustments to operating results for 2002 and 2003. These adjustments included a decrease in 2002 and 2003 to our selling, general and administrative expenses of $0.4 million and $0.7 million, respectively, and an increase to our depreciation and amortization expense of $0.4 million and $0.8 million, respectively. These adjustments also increased property and equipment, net, for 2002 and 2003 by $1.8 million and $2.8 million, respectively, and increased accrued expenses by $1.8 million and $2.8 million in 2002 and 2003, respectively. Although we had not used this leasing company structure for equipment we purchased in 2004, our ending balance sheets were incorrect and required adjustment.

We implemented the revised consolidating methodology in the fourth quarter of 2004 prior to our closing the December 31, 2004 financial statements. We also established steps in our monthly closing process to improve our internal control over financial reporting. These steps include designing appropriate standard monthly journal entries to account for this activity, training accounting personnel on the proper accounting treatment and instituting review and approval controls in this area. Management believes that these steps, which we took during the fourth quarter of 2004, had the effect of remediating this material weakness prior to December 31, 2004.

Conclusion. In addition to remediating the material weaknesses that have been identified, we have established formal, documented accounting policies and procedures to improve our internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting. These policies and procedures require: two levels of approval for inputs to, and outputs from, our financial accounting system; detailed minimum documentation requirements for cash disbursements, journal entries, account reconciliations and other accounting-related documents; standardized organization and maintenance of accounting files; enhanced accounts payable procedures designed to effectively monitor invoices that are distributed for internal approval; improved tracking of assets and their in-service dates for purposes of depreciation; and procedures for deploying the existing purchase order system to identify unbilled goods and services from vendors. In addition, all approvals within the process require the dated signature of at least two persons from our accounting management. Management believes that we have enhanced the reliability and effectiveness of our internal control over financial reporting such that our internal control over financial reporting is effective at a reasonable assurance level as of the date of this prospectus.

Results of operations

Year ended December 31, 2004 compared to year ended December 31, 2003

Revenue. Revenue increased $47.8 million, or 73.0%, from $65.5 million in 2003 to $113.3 million in 2004. The increase in revenue resulted from an increase in customers from 9,687 at December 31, 2003 to 14,713 at December 31, 2004. Customer revenues represented approximately 94.8% and 96.1% of total revenues in 2003 and 2004, respectively. Revenues from access charges paid to us by other communications companies, to terminate calls to our customers, represented approximately 5.2% and 3.9% of revenues in 2003 and 2004, respectively.

Cost of Service. Cost of service increased $9.9 million, or 45.4%, from $21.8 million in 2003 to $31.7 million in 2004. This increase is directly attributable to the increase in number of customers in 2004. As a percentage of total revenue, cost of service decreased from 33.3% in 2003 to 28.0% in 2004. The decrease in cost of service as a percentage of revenue is primarily due to the more efficient utilization of our network as the number of customers increased, as well as negotiated contractual rate reductions negotiated from Internet and long-distance vendors.

Circuit access fees, or line charges, which primarily relate to our lease of T-1 circuits connecting our equipment at network points of colocation to our equipment located at our customers’

premises, represented the largest component of cost of service and were $10.9 million, or 50.0% of cost of service, in 2003 and $17.3 million, or 54.6% of our cost of service, in 2004. The other principal components of cost of service include long distance charges, installation costs to connect new circuits, the cost of transport circuits between network points of presence, the cost of local interconnection with the ILECs’ networks, Internet access costs, the cost of third party applications we provide to our customers, access costs paid by us to other carriers to terminate calls from our customers, certain network-related taxes and fees and offsetting service credits from various telecommunications vendors. These other principal components of cost of service were $11.9 million in 2003 and $16.2 million in 2004. We also receive offsetting payments from the ILECs in the form of performance penalties that are assessed by state regulatory commissions based on the ILECs’ performance in the delivery of circuits and other services that we use in our network. Performance penalties were $1.0 million in 2003 and $1.8 million in 2004.

Recent FCC rulings will increase certain of our circuit access fees in an indeterminate amount. We are not able to quantify this amount because the new FCC rules are subject to ongoing court challenges. We cannot predict the results of future court rulings, or how the FCC may respond to any such rulings, or any changes in the availability of UNEs as the result of future legislative or regulatory decisions. In contrast, recent state regulatory rulings have reduced circuit access fees in certain states where we operate. There can be no assurance that our circuit access fees will not increase in the future.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $17.1 million, or 35.6%, from $48.1 million in 2003 to $65.2 million in 2004. The increase in the dollar amount of selling, general and administrative expenses is a result of the growth in our business. Selling, general and administrative expenses were 73.4% of revenues in 2003 and 57.5% of revenue in 2004.

Salaries, wages and benefits, which include commissions paid to our direct sales representatives, comprised 71.1% and 66.0% of our total selling, general and administrative expenses in 2003 and 2004, respectively. Salaries, wages and benefits increased $8.8 million from $34.2 million in 2003 to $43.0 million in 2004. Our headcount at December 31, 2003 and 2004 was 428 and 586, respectively.

Marketing costs, including advertising increased $0.7 million from $0.3 million in 2003 to $1.0 million in 2004 in order to acquire customers in 2004. Our marketing costs will continue to increase as we add customers and expand to new markets.

Other selling, general and administrative costs, which includes professional fees, outsourced services, rent and other facilities costs, maintenance, recruiting fees, travel and entertainment costs, property taxes and bad debt expense, increased $6.3 million from $12.4 million in 2003 to $18.7 million in 2004, due to the addition of new operations and to the growth in centralized expenses needed to keep pace with the growth in customers.

We expect selling, general and administrative costs to continue to decrease as a percentage of revenue in 2005 as our customer base and revenues grow without proportional increases in our expenses.

Write-off of Public Offering Costs. In early 2004, we began work in connection with an initial public offering of our common stock, and during 2004 we incurred direct expenses, which were primarily legal and accounting fees with outside service firms, of $1.1 million. We expensed these costs in 2004 because they were incurred a considerable time before any public offering was actually made. In 2005, however, we expect to capitalize similar costs and subsequently deduct them from the proceeds of the proposed initial public offering as a charge against additional paid-in capital, due to their being incurred shortly before and directly related to the transaction.

Depreciation and Amortization Expense. Depreciation and amortization expense increased $1.3 million, or 6.1%, from $21.3 million in 2003 to $22.6 million in 2004. The increase in depreciation and amortization expense was attributable to property and equipment purchases made in 2004.

Interest Expense (Net). Interest expense incurred as a result of our credit facility with Cisco Capital and our capital lease obligations, prior to the effects of our accounting for the troubled debt restructuring, increased $0.2 million from $4.9 million in 2003 to $5.1 million in 2004, primarily due to our increased amounts outstanding under our credit facility. The offset to interest expense associated with the accounting for the restructuring of troubled debt, as described in Note 7 of our financial statements, decreased $0.3 million from $2.6 million in 2003 to $2.3 million in 2004 due to a decline in interest rates. Interest income decreased $0.1 million from $0.7 million in 2003 to $0.6 million in 2004, because the amount of outstanding interest earning investments decreased from early 2003, shortly after our November 2002 Series B preferred stock investment, through 2004, as we converted these investments to cash in order to fund our business and make principal payments on our debt. These factors resulted in an increase of $0.6 million in interest expense (net) from $1.6 million in 2003 to $2.2 million in 2004.

Loss on disposal of property and equipment. Our loss on disposal of equipment decreased $0.3 million from $2.0 million in 2003 to $1.7 million in 2004 due to a decreased number of unrecoverable IADs from disconnected customers and a lower amount of writeoff of certain network and software assets that we replaced due to obsolescence or upgrade.

Net Loss. Net loss decreased $18.0 million from $29.5 million in 2003 to $11.5 million in 2004. The decrease in net loss resulted from the significant increase in revenues in 2004 and a significantly slower rate of increase in cost of service and selling, general and administrative expenses.

Year ended December 31, 2003 compared to year ended December 31, 2002

Revenue. Revenue increased $44.5 million, or 211.9%, from $21.0 million in 2002 to $65.5 million in 2003. The increase in revenue resulted from an increase in customers from 4,472 at December 31, 2002 to 9,687 at December 31, 2003. Customer revenues represented approximately 95.5% and 94.8% of total revenues in 2002 and 2003, respectively. Revenues from access charges paid to us by other communications companies to terminate calls to our customers represented approximately 4.5% and 5.2% of revenues in 2002 and 2003, respectively.

Cost of Service. Cost of service increased $10.2 million, or 87.9%, from $11.6 million in 2002 to $21.8 million in 2003. This increase is directly attributable to the increase in number of customers in 2003. As a percentage of total revenue, cost of service decreased from 55.2% in 2002 to 33.3% in 2003. The decrease in cost of service as a percentage of revenue is primarily due to the more efficient utilization of our network as the number of customers increased, as well as negotiated contractual rate reductions from Internet and long-distance vendors.

Circuit access fees, or line charges, which primarily relate to our lease of T-1 circuits connecting our equipment at network points of colocation to our equipment located at our customers’ premises, represented the largest component of cost of service and were $5.1 million, or 44.0% of cost of service, in 2002 and $10.9 million, or 50.0% of our cost of service, in 2003. The other principal components of cost of service include long distance charges, installation costs to connect new circuits, the cost of transport circuits between network points of presence, the cost of local interconnection with the ILECs’ networks, Internet access costs, the cost of third party applications we provide to our customers, access costs paid by us to other carriers to terminate calls from our customers, certain network-related taxes and fees and offsetting service credits from various telecommunications vendors. These other principal components of cost of service were $6.6 million in 2002 and $11.9 million in 2003. We also receive offsetting payments from the ILECs in the form of performance penalties that are assessed by state regulatory commissions based on the ILECs’ performance in the delivery of circuits and other services that we use in our network. Performance penalties were $0.1 million in 2002 and $1.0 million in 2003.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $5.9 million, or 14.0%, from $42.2 million in 2002 to $48.1 million in 2003. The increase in the dollar amount of selling, general and administrative expenses is a result of the growth in our business. Selling, general and administrative expenses were 201.0% of revenues in 2002 and 73.4% of revenue in 2003.

Salaries, wages and benefits, which include commissions paid to our direct sales representatives, comprised 72.0% and 71.1% of our total selling, general and administrative expenses in 2002 and 2003, respectively. Salaries, wages and benefits increased $3.8 million from $30.4 million in 2002 to $34.2 million in 2003. Our headcount at December 31, 2002 and 2003 was 381 and 428, respectively.

Marketing costs, including advertising, increased $0.2 million in 2003 from $0.1 million in 2002 to $0.3 million in 2003 in order to acquire customers in 2003. Our marketing costs will continue to increase as we continue to add customers and expand to new markets.

Other selling, general and administrative costs, which includes professional fees, outsourced services, rent and other facilities costs, maintenance, recruiting fees, travel and entertainment costs, property taxes and bad debt expense, increased $0.8 million in 2003 from $11.6 million in 2002 to $12.4 million in 2003, due to the growth in centralized expenses needed to keep pace with the growth in customers.

Depreciation and Amortization Expense. Depreciation and amortization expense increased $7.1 million, or 50.0%, from $14.2 million in 2002 to $21.3 million in 2003. The increase in depreciation and amortization expense was attributable to property and equipment purchases made in 2003.

Interest Expense (Net). Interest expense incurred as a result of our credit facility with Cisco Capital and our capital lease obligations, prior to the effects of our accounting for the troubled debt restructuring, increased $0.2 million from $4.7 million in 2002 to $4.9 million in 2003, primarily due to declining interest rates on our variable rate debt. The offset to interest expense associated with the accounting for the restructuring of troubled debt, as described in Note 7 of our financial statements, increased $2.2 million from $0.4 million in 2002 to $2.6 million in 2003 due to our having a full year to record the reduction of the carrying value in excess of principal against interest expense in 2003 versus only two months in 2002 following the debt restructuring in November 2002. Interest income increased $0.3 million from $0.4 million in 2002 to $0.7 million in 2003, primarily because the amount of outstanding interest earning investments increased beginning in late 2002 as a result of our November 2002 Series B preferred stock investment. These factors resulted in the decrease of $2.7 million in interest expense (net) from $4.3 million in 2002 to $1.6 million in 2003.

Gain Recognized on Troubled Debt Restructuring. We recorded a $4.3 million gain from the conversion of a portion of our Cisco Capital debt into Series B preferred stock, through a troubled debt restructuring, in 2002. No corresponding gain was recorded in 2003 or subsequently, although the resulting carrying value in excess of principal subsequently offsets interest expense as interest payments are made.

Loss on disposal of property and equipment. Our loss on disposal of equipment increased $1.8 million from $0.2 million in 2002 to $2.0 million in 2003, due to an increased number of unrecoverable IADs from disconnected customers and our write-off of certain network and software assets that we replaced due to obsolescence or upgrade.

Net Loss. Net loss decreased $17.7 million from $47.2 million in 2002 to $29.5 million in 2003. The decrease in net loss resulted from the significant increase in revenues in 2003 and a significantly slower rate of increase in cost of service and selling, general and administrative expenses.

Segment data

We monitor and analyze our financial results on a segment basis for reporting and management purposes. At December 31, 2004, our segments were geographic and included Atlanta, Dallas, Denver, Houston and Chicago. The balance of our operations is in our Corporate group, which operations consist of corporate executive, administrative and support functions and unallocated centralized operations, which includes network operations, customer care and provisioning. We do not allocate these Corporate costs to the other segments and believe that the decision not to allocate these centralized costs provides a better evaluation of our revenue-producing geographic segments. In addition to segment results, we use aggregate adjusted EBITDA to assess the operating performance of the overall business. Because our chief operating decision maker primarily evaluates the performance of our segments on the basis of adjusted EBITDA, we believe that segment adjusted EBITDA data should be available to investors so that investors have the same data that we employ in assessing our overall operations. Our chief operating decision maker also uses revenue to measure our operating results and assess performance, and each of revenue and adjusted EBITDA is presented herein in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

EBITDA is a non-GAAP financial measure commonly used by investors, financial analysts and ratings agencies. EBITDA is generally defined as net income (loss) before interest, taxes, depreciation and amortization. However, we use the non-GAAP financial measure adjusted EBITDA, and that, in our case, further excludes stock-based compensation expense, write-off of public offering costs, gain recognized on troubled debt restructuring, gain or loss on asset dispositions and other non-operating income or expense. We have presented adjusted EBITDA because this financial measure, in combination with revenue and operating expense, is an integral part of the internal reporting system used by our management to assess and evaluate the performance of our business and its operating segments both on a consolidated and on an individual basis.

Other public companies may define adjusted EBITDA in a different manner or present varying financial measures. Accordingly, our presentation may not be comparable to other similarly titled measures of other companies. Our calculation of adjusted EBITDA is also not directly comparable to EBIT (earnings before interest and taxes) or EBITDA. We believe that adjusted EBITDA, while providing useful information, should not be considered in isolation or as an alternative to other financial measures determined under GAAP, such as operating income or loss.

Our segment data is presented below:

	Year Ended December 31,
	2002	2003	2004
	(in thousands)
Revenue:
Atlanta	$11,262	$27,033	$42,240
Dallas	6,064	19,813	33,133
Denver	3,630	18,667	35,062
Houston	—	—	2,876

Total revenue	$20,956	$65,513	$113,311

Adjusted EBITDA
Atlanta	$(1,637)	$11,851	$24,991
Dallas	(3,736)	4,235	12,358
Denver	(3,387)	5,230	17,761
Houston	—	(187)	(3,974)
Chicago	—	—	(565)
Corporate	(24,017)	(25,495)	(33,769)

Total adjusted EBITDA	$(32,777)	$(4,366)	$16,802

Operating profit (loss)
Atlanta	$(3,838)	$7,384	$18,927
Dallas	(5,319)	678	7,285
Denver	(4,151)	2,568	13,414
Houston	—	(210)	(4,677)
Chicago	—	—	(568)
Corporate	(33,707)	(36,078)	(41,704)

Total operating loss	$(47,015)	$(25,658)	$(7,323)

Total assets
Atlanta	$12,677	$16,227	$12,552
Dallas	11,591	14,528	11,920
Denver	8,326	12,382	11,731
Houston	6	930	5,355
Chicago	—	—	2,322
Corporate	63,983	42,981	55,323

Total assets	$96,583	$87,048	$99,203

Capital expenditures
Atlanta	$8,389	$7,944	$2,742
Dallas	8,344	6,181	2,870
Denver	7,030	6,379	3,903
Houston	—	948	4,041
Chicago	—	—	2,325
Corporate	4,684	4,753	7,860

Total capital expenditures	$28,447	$26,205	$23,741

Reconciliation of adjusted EBITDA to Net loss:
Total adjusted EBITDA for reportable segments	$(32,777)	$(4,366)	$16,802
Depreciation and amortization	(14,216)	(21,271)	(22,647)
Non-cash stock option compensation	(22)	(21)	(375)
Write-off of public offering costs	—	—	(1,103)
Interest income	411	715	637
Interest expense	(4,665)	(2,333)	(2,788)
Gain recognized on troubled debt restructuring	4,338	—	—
Loss on disposal of property and equipment	(222)	(1,986)	(1,746)
Other income (expense), net	(35)	(220)	(236)

Net loss	$(47,188)	$(29,482)	$(11,456)

The operating results from our operating segments reflect the costs of a pre-launch phase in each market in which the local network is installed and initial staffing is hired, followed by a startup phase, beginning with the launch of service operations, when customer installations begin. Our sales efforts, our service offerings and the prices we charge customers for our services are generally consistent across our operating segments. Operating expenses include cost of service and selling, general and administrative costs incurred directly in the markets where we serve customers. Although our network design and market operations are generally consistent across all our operating segments, certain costs differ among the various geographical markets. These cost differences result from different numbers of network central office colocations, prices charged by the ILECs for customer T-1 access circuits, prices charge by ILECs and other telecommunications providers for transport circuits, office rents and other costs that vary by region.

In Atlanta, our revenue increased $15.8 million, or 140.0%, from 2002 to 2003 and $15.2 million, or 56.3%, from 2003 to 2004; in Dallas, our revenue increased $13.7 million, or 226.7%, from 2002 to 2003 and $13.3 million, or 67.2%, from 2003 to 2004; and in Denver (launched in January 2002), our revenue increased $15.0 million, or 414.2% from 2002 to 2003 and $16.4 million, or 87.8%, from 2003 to 2004. Our revenue growth is primarily due to the increase in customers.

In Atlanta, our adjusted EBITDA increased $13.5 million from 2002 to 2003 and $13.1 million, or 110.9%, from 2003 to 2004; in Dallas, our adjusted EBITDA increased $8.0 million from 2002 to 2003 and $8.1 million, or 191.8%, from 2003 to 2004; in Denver, our adjusted EBITDA increased $8.6 million from 2002 to 2003 and $12.5 million, or 239.6%, from 2003 to 2004. These gains in adjusted EBITDA were primarily due to the addition of new customers without corresponding, or proportional, increases in operating expenses. In the last quarter of 2003 we incurred expenses primarily relating to the staffing of our Houston office and the cost of obtaining network circuits in Houston. In the last quarter of 2004 we incurred expenses primarily relating to the staffing of our Chicago office and the cost of obtaining network circuits in Chicago.

We launched service in Atlanta in April 2001, in Dallas in September 2001, in Denver in January 2002, in Houston in March 2004 and in Chicago in March 2005. Historically, we attained positive adjusted EBITDA in Atlanta, Dallas and Denver within 17 months from launch.

Unaudited quarterly results of operations

The following table presents our unaudited condensed quarterly financial data (in thousands, except per share data):

	Quarter Ended
	March	June	September	December
Summary consolidated statements of operations:
2003:
Revenue	$11,775	$14,356	$18,126	$21,256
Operating loss	(8,479)	(7,515)	(5,058)	(4,606)
Net loss	(8,815)	(8,015)	(5,876)	(6,776)
Net loss attributable to common stockholders	(10,288)	(9,550)	(7,474)	(8,424)
Net loss attributable to common stockholders per common share—basic and diluted	$(23.72)	$(21.86)	$(17.09)	$(17.62)
2004:
Revenue	$24,503	$26,949	$29,732	$32,127
Operating loss	(2,906)	(1,573)	(1,017)	(1,827)
Net loss	(3,790)	(2,551)	(1,799)	(3,316)
Net loss attributable to common stockholders	(5,469)	(4,282)	(3,602)	(5,186)
Net loss attributable to common stockholders per common share—basic and diluted	$(11.28)	$(8.51)	$(7.11)	$(10.18)

Liquidity and capital resources

Overview. We commenced operations in 2001. Until 2004, we funded our operations primarily through issuance of an aggregate of $120.8 million in equity securities and borrowings under a line of credit facility established with Cisco Capital, used principally to purchase property and equipment from Cisco Systems. In 2004, we recorded positive cash flow from operating activities for the first time and, in addition, raised $17.0 million from issuance of equity securities. Our total borrowings under the Cisco Capital line of credit were $78.8 million at December 31, 2004, in addition to $25.0 million which was borrowed in 2001 and subsequently converted into Series B preferred stock in November 2002.

Cash Flows From Operations. Cash used in operating activities was $33.6 million in 2002 and $5.9 million in 2003. Cash provided by operating activities was $13.9 million in 2004. The improving operating results from 2002 to 2004 generally relate to the growth of our initial markets offset partially by the effect of startup losses from new operations in 2003 and 2004. The decrease in cash used by operating activities of $27.7 million from 2002 to 2003 is comprised of a decrease in net loss of $17.7 million, an increase in depreciation and amortization expense of $7.1 million resulting from our increase in property and equipment, an increase in the change in the provision for doubtful accounts of $0.3 million resulting from our increase in customers and an increase in loss on disposal of property and equipment of $1.8 million, offset by a decrease in the non-cash portion of interest expense of $0.4 million, a decrease in compensation expense from forgiveness of officer notes receivable of $0.3 million, an increase of $2.1 million in interest expense associated with the reduction in carrying value in excess of principal resulting from the restructuring of a portion of our Cisco Capital debt in 2002 and a decrease of $0.8 million in net changes in operating assets and liabilities. The increase in cash provided by operating activities of $19.8 million from 2003 to 2004 is comprised of a decrease in net loss of $18.0 million, an increase in depreciation and amortization expense of $1.4 million resulting from an increase in property and equipment at a lower rate of increase than the previous period due to price reductions on new purchases and the retirement of fully depreciated assets acquired in 2000 and 2001, an increase in the change in the provision for doubtful accounts of $1.0 million resulting from our increase in customers, a decrease of $0.3 million in interest expense associated with the reduction in carrying value in excess of principal resulting from the restructuring of a portion of our Cisco Capital debt in 2002 and an increase in non-cash stock compensation expense of $0.3 million arising from stock option grants made in 2004, offset by a decrease of $0.2 million in loss on disposal of property and equipment and a decrease of $1.1 million in net changes in operating assets and liabilities.

Cash Flows From Investing Activities. Cash used in investing activities was $12.0 million in 2002, compared to cash provided by investing activities of $4.6 million in 2003 and cash used in investing activities of $3.9 million in 2004. Our principal cash investments are for purchases of property and equipment and purchases of marketable securities. Cash purchases of property and equipment primarily include non-network capital expenditures, such as the cost of software licenses and implementation costs associated with our operational support systems as well as our financial and administrative systems, servers and other equipment needed to support our software packages, personal computers, internal communications equipment, furniture and fixtures and leasehold improvements to our office space. Our cash purchases of property and equipment were $5.2 million, $9.1 million and $10.2 million for 2002, 2003 and 2004, respectively. As discussed below, network-related capital expenditures have primarily been financed through our credit facility with Cisco Capital and are shown as supplemental data to the statement of cash flows. Purchases of marketable securities were $7.1 million, $14.5 million and $11.8 million in 2002, 2003 and 2004, respectively. We invest excess cash balances in the marketable securities of highly-rated corporate and government issuers. We periodically redeem such securities in order to transfer the funds into other operating and investing activities. We redeemed $28.0 million and $18.0 million in 2003 and 2004, respectively; there were no redemptions of marketable securities in 2002.

Non-cash Purchases of Property and Equipment. Non-cash purchases of property and equipment consist of our network capital expenditures which are purchased primarily from Cisco Systems and financed through our credit facility with Cisco Capital. These capital expenditures are recorded as non-cash purchases because they are directly financed by Cisco Capital without the exchange of cash for the assets that we purchase. Network capital expenditures include the purchase of IADs, T-1 aggregation routers, trunking gateway routers, softswitches, other network routers, associated growth expenditures related to these items, diagnostic and test equipment, colocation and data center buildout expenditures and equipment installation costs. Our non-cash purchases of property and equipment were $23.3 million, $17.1 million and $13.5 million, in 2002, 2003 and 2004, respectively. The decrease in non-cash purchases of property and equipment from 2002 to 2004 resulted from reduced prices for network components obtained and network efficiencies gained through the growth of our customer base in each market.

Our Cisco Capital credit facility is available for borrowing to fund our purchases through December 31, 2005. Upon the consummation of this offering, however, we anticipate repaying all outstanding principal and accrued interest under our credit facility with Cisco Capital and terminating the facility. Thereafter, we will not record non-cash purchases of property and equipment because we will purchase these types of assets for cash entirely.

Our capital expenditures, which include both cash and non-cash purchases of property and equipment, were $28.4 million in 2002, $26.2 million in 2003 and $23.7 million in 2004. In 2002, 2003 and 2004 our capital expenditures resulted from growth in customers in our existing markets, network additions needed to support our entry into new markets, and enhancements and development costs related to our operational support systems, in order to offer additional applications and services to our customers. We expect that future capital expenditures will continue to be concentrated in these areas and that capital expenditures will be approximately $27.5 million in 2005. We believe that capital efficiency is a key advantage of the IP-based network technology that we employ.

Cash Flows From Financing Activities. Cash flows provided by financing activities decreased $47.0 million in 2003 from $47.9 million in 2002 to $0.9 million in 2003. Cash flows provided by financing activities increased $6.9 million in 2004 from $0.9 million in 2003 to $7.8 million in 2004. The principal components of cash flows provided by financing activities are proceeds from long-term debt and capital leases, repayment of long-term debt and capital leases, proceeds from the issuance of preferred stock offset by financing issuance costs.

The increase in cash flows provided by financing activities of $6.9 million from 2003 to 2004 is due to proceeds from the issuance of preferred stock of $16.9 million offset by a decrease in the amount of proceeds from long-term debt and capital leases of $5.0 million and an increase in the amount of repayment of long-term debt and capital leases of $4.8 million. In December 2004, we sold $17.0 million of Series C preferred stock to our existing Series B preferred stockholders and certain new investors. Under the terms of our Cisco Capital credit facility, as described below, we make monthly borrowings to finance the purchase of property and equipment, and we also make quarterly repayments of principal and interest on the debt. In addition, we have financed the purchase of certain software assets through capital lease arrangements with companies other than Cisco Capital.

The decrease in cash flows provided by financing activities of $47.0 million from 2002 to 2003 is primarily due to the issuance of $42.1 million in Series B preferred stock in 2002, with no corresponding preferred stock issuance in 2003. In addition, our proceeds from the issuance of long-term debt and capital leases decreased $1.1 million from 2002 to 2003, and our repayment of long-term debt and capital leases increased $4.6 million from 2002 to 2003.

We believe that cash on hand plus cash generated from operating activities and the proceeds from the offering will be sufficient to fund capital expenditures and operating expenses through the next phase of our market expansion, which anticipates launching operations in six additional markets by the end of 2008. We intend to adhere to our policy of fully funding all future market expansions in advance and do not anticipate entering markets without having more than sufficient cash on hand to cover projected cash needs.

Financing Arrangements with Cisco Capital. In 2002, we entered into an amended and restated credit agreement with our principal lender Cisco Capital, under which Cisco Capital agreed to provide up to $115.4 million in available credit. This credit facility was subsequently amended to reduce the amount of available credit to $105.4 million. Borrowings under the credit facility become available in increments subject to our satisfaction of certain operational and financial covenants over time. Up to $70.0 million is available for equipment loans through December 31, 2005, of which $55.2 million was borrowed and $43.6 million was outstanding as of March 31, 2005. Up to $19.5 million is available to fund network-related services, such as network installation, provided by Cisco Systems, and certain non-Cisco Systems network equipment through December 31, 2005, of which $15.2 million was borrowed and $12.3 million was outstanding as of March 31, 2005. The aggregate balance of loans to finance Cisco Systems services and non-Cisco Systems network equipment, excluding up to $2.0 million to fund certain types of non-Cisco Systems network equipment, is limited to 25% of outstanding equipment loans. Up to $15.9 million was made available to finance interest expense on the loan during the period of November 1, 2002 through September 30, 2003, of which $10.7 million was borrowed and $8.2 million was outstanding as of March 31, 2005. Total borrowings under the credit facility were $81.0 million, and the amount outstanding was $64.1 million, as of March 31, 2005. The effective interest rate charged on outstanding borrowings at March 31, 2005 was 6.56%.

Our credit facility contains certain quarterly financial covenants, including leverage, interest coverage and capitalization ratios, as well as reporting covenants, for which we have occasionally obtained waivers. We are currently in compliance with all of the covenants under the credit facility.

In connection with our credit facility, we granted to Cisco Capital warrants which will permit Cisco Capital to acquire up to 2,768,744 shares of our common stock at an exercise price of $0.01 per share and 24,969 shares of our common stock at an exercise price of $1.00 per share. All warrants are exercisable until March 31, 2010.

Commitments. The following table summarizes our long-term commitments as of December 31, 2004, including commitments pursuant to debt agreements and operating lease obligations:

	Payments Due by Period (Dollars in thousands)
Contractual Obligations	Less than 1 Year	1 to 3 Years	3 to 5 years	More than 5 Years	Total
Long-term debt	$11,837	$24,730	$24,730	$3,090	$64,387
Capital lease obligations	336	382	—	—	718
Operating lease obligations	2,671	2,945	2,492	3,341	11,449
Deferred installation revenues	693	525	—	—	1,218

Total	$15,537	$28,582	$27,222	$6,431	$77,772

Upon the consummation of this offering, we expect to repay all outstanding principal and accrued and unpaid interest owed under our existing credit facility with Cisco Capital (comprising all of the long-term debt as described in the table above) and terminate the facility.

Critical accounting policies

We prepare consolidated financial statements in accordance with accounting principles generally accepted in the United States, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures in our consolidated financial statements and accompanying notes. We believe that of our significant accounting policies, which are described in Note 1 to the consolidated financial statements included herein, the following involved a higher degree of judgment and complexity, and are therefore considered critical. While we have used our best estimates based on the facts and circumstances available to us at the time, different estimates reasonably could have been used in the current period, or changes in the accounting estimates that we used are reasonably likely to occur from period to period which may have a material impact on the presentation of our financial condition and results of operations. Although we believe that our estimates, assumptions, and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

Revenue Recognition. We recognize revenues when earned. Revenue derived from local voice and data services is billed monthly in advance and deferred until earned at the end of the month. Revenues derived from other telecommunications services, including long distance, excess charges over monthly rate plans and terminating access fees from other carriers, are recognized monthly as services are provided and billed in arrears.

Revenue derived from customer installation and activation is deferred and amortized over the average estimated customer life of three years on a straight-line basis. Related installation and activation costs are deferred only to the extent that revenue is deferred and are amortized on a straight-line basis in proportion to revenue recognized.

The Company’s marketing promotions include various rebates, discounts and customer reimbursements that fall under the scope of EITF Issue No. 00-22, Accounting for “Points” and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future, and EITF Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer. In accordance with these pronouncements, the Company records any cash or customer credit consideration as a reduction in revenue when earned by the customer. For rebate obligations earned over time, the Company ratably allocates the cost of honoring the rebates over the underlying rebate period.

Allowance for Doubtful Accounts. We have established an allowance for doubtful accounts through charges to selling, general and administrative expense. The allowance is established based upon the amount we ultimately expect to collect from customers, and is estimated based on a number of factors, including a specific customer’s ability to meet its financial obligations to us, as well as general factors, such as the length of time the receivables are past due, historical collection experience and the general economic environment. Customer accounts are written off against the allowance upon disconnection of the customers’ service, at which time the accounts are deemed to be uncollectible. Generally, customer accounts are considered delinquent and service is disconnected when they are sixty days in arrears from their last payment date. Our allowance for doubtful accounts was $0.8 million, $0.8 million and $1.0 million in 2002, 2003 and 2004, respectively. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, or if economic conditions worsened, additional allowances may be required in the future, which could have a material effect on our consolidated financial statements. If we made different judgments or utilized different estimates for any period, material differences in the amount and timing of our expenses could result.

Impairment of Long-Lived Assets. In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we review long-lived assets for impairment when events or changes in circumstances indicate the carrying value of such assets may not be recoverable. If an indication of impairment is present, we compare the asset’s estimated fair value to its carrying amount. If the estimated fair value of the asset is less than the carrying amount of the asset, we record an impairment loss equal to the excess of the asset’s carrying amount over its fair value. The fair value is determined based on valuation techniques such as a comparison to fair values of similar assets or using a discounted cash flow analysis. In 2002, 2003 and 2004, we recorded $1.0 million, $3.9 million and $3.1 million, respectively, of aggregate asset impairment.

Stock-Based Compensation. We account for stock-based compensation using the intrinsic value method prescribed in APB No. 25, Accounting for Stock Issued to Employees, or APB No. 25, and related interpretations. SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation- Transition and Disclosure, encourages, but does not require, companies to record compensation for stock-based employee compensation plans at fair value. We recognize non-cash compensation expense for stock options by measuring the excess, if any, of the estimated fair value of our common stock at the date of grant over the amount an employee must pay to acquire the stock and amortizing that excess on a straight-line basis over the vesting period of the applicable stock options.

Valuation Allowances for Deferred Tax Assets. We have established allowances that we use in connection with valuing expense charges associated with our deferred tax assets. Our valuation allowance for our net deferred tax asset is designed to take into account the uncertainty surrounding the realization of our net operating losses and our other deferred tax assets in the event that we record positive income for income tax purposes. For federal and state tax purposes, our net operating loss carry-forwards could be subject to significant limitations on annual use. To account for this uncertainty we have recorded a valuation allowance for the full amount of our net deferred tax asset. As a result the value of our deferred tax assets on our balance sheet is zero.

Recent accounting pronouncements

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability or an asset in some circumstances. SFAS No. 150 is effective for the first interim period beginning after June 15, 2003. Our adoption of this Standard did not have an impact on our financial statements.

In December 2003, the SEC issued SAB No. 104, Revenue Recognition. SAB No. 104 codifies, revises and rescinds certain sections of SAB No. 101 in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have an impact on our financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)), which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB No. 25 and amends SFAS No. 95, Statement of Cash Flows. Generally the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative upon adopting SFAS No. 123(R).

SFAS No. 123(R) must be adopted by the Company no later than January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

•  A modified prospective method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123(R) for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

•  A modified retrospective method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We plan to adopt SFAS No. 123(R) on January 1, 2006 and we are still evaluating which methodology we will follow. The impact of adopting SFAS No. 123(R) cannot be predicted at this time because it will depend on the level of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to the financial statements.

Quantitative and qualitative disclosures about market risk

All of our financial instruments that are sensitive to market risk are entered into for purposes other than trading. Our primary market risk exposure is related to our marketable securities. We place our marketable securities investments in instruments that meet high credit quality standards as specified in our investment policy guidelines. Marketable securities invested in a mutual fund were approximately $14.3 million at December 31, 2004. The mutual funds’ assets are comprised primarily of U.S. government securities and instruments based on U.S. government securities with a target duration of approximately two years.

Interest on amounts drawn under our $105.4 million credit facility varies based on LIBOR and the Company’s leverage ratio. Based on the $64.4 million outstanding balance as of December 31, 2004, a 1% change in the applicable rate would change the amount of interest paid for 2005 by $0.6 million.

Industry overview

We participate in the communications services industry as a managed services provider. Within the communications industry, we compete primarily in wireline voice and Internet broadband markets and have a presence in markets for web hosting, VPN and other enhanced services.

The market for communications services

According to International Data Corporation, or IDC, the U.S. wireline voice and data communications market’s revenues for 2004 were estimated at $215.8 billion. The industry is typically segmented by both customer and service type. IDC estimates that businesses accounted for revenues of $118.5 billion in 2004, with the remaining $97.3 billion of revenues representing consumer spending. Of the total business-segment revenue, IDC estimates that small businesses, which it defines as those with fewer than 100 employees, accounted for $47.0 billion of revenues. The wireline market can also be segmented by service type, including local and long distance voice services, data transport and various enhanced services. In 2004, according to IDC, the small business segment accounted for an estimated $25.4 billion in local voice revenue, $12.1 billion in long distance voice revenue, $8.5 billion in value-added data services revenue and $1.0 billion in revenue from access charges and other services.

Telecom Act

Prior to the passage of the Telecommunications Act of 1996, or Telecom Act, the communications industry was dominated by a monopoly local exchange carrier in each region. The Telecom Act brought significant change to the industry, which now generally comprises a few very large incumbent carriers, or ILECs, and many smaller alternative telecommunications carriers. Recently announced mergers, such as the proposed merger of SBC and AT&T, are increasing the trend towards consolidation of the larger carriers.

The primary objective of the Telecom Act was to drive greater value for end-customers through increased competition. Important goals of the Telecom Act included:

•  stimulating facilities-based local competition;

•  encouraging the rapid deployment of broadband services; and

•  enabling innovative service offerings.

The Telecom Act made possible a new era of communications competition by requiring incumbent carriers to make unbundled network elements, or UNEs, available to alternative carriers at wholesale or discounted rates. New operators could leverage access, transport and switching UNEs to deliver service to customers. CLECs emerged to offer voice, data and Internet services to businesses and consumers in competition with the Regional Bell Operating Companies, or RBOCs, other ILECs, and interexchange carriers, or IXCs.

Competitive carriers

Competitive carriers include the traditional CLECs, cable television companies, utility companies, Internet service providers, providers utilizing VoIP technology and other hybrid service providers offering a range of communications services. Competitive carriers utilize several types of business strategies, deploy various network architectures and serve a range of customers. They can be broadly segmented into two groups:

•  Facilities-based providers. These providers offer service to end users either exclusively or predominantly over their own facilities. Typically, facilities-based providers operate their own switching networks and either build their own facilities or lease last-mile facilities from the ILECs. These “last-mile” facilities include connection between the end-user customer’s premises and the serving central office, generally referred to as the local loop, and the facilities between the serving central offices and other central offices that are necessary for the routing of calls through the local network, generally referred to as interoffice transport. The Telecom Act requires that ILECs make these local loop and interoffice transport facilities available to competitors on an unbundled basis. These unbundled facilities are offered today by the ILECs in accordance with the Telecom Act and include voice-grade and high capacity UNE-Ls (such as T-1 circuits) and high capacity interoffice transport.

•  Non-facilities-based providers. These providers do not operate their own facilities but instead use the facilities of other providers exclusively. Non-facilities-based providers resell retail service that is offered to them at a wholesale discount and re-brand these services to their end user customers. Resale was contemplated and required by the Telecom Act and allows a competitive carrier rapidly to offer end-to-end service delivery targeted at consumers without owning any facilities. Currently, most non-facilities based carriers purchase a package of services known as the UNE Platform, or UNE-P, from ILECs at wholesale prices based on incremental costs.

According to Gartner Research, there were well over 300 competitive carriers by early 2001, but that number dwindled significantly as many of these operators went out of business or dissolved as a result of financial distress and merger and acquisition activity. The first wave of entrants to leverage the Telecom Act faced numerous challenges in implementing successful business strategies. Some of the challenges included significant build-out costs in advance of market penetration that left many with underutilized networks and high debt burdens, no clear cost advantage over the ILECs as they deployed similar circuit-switched networks, and operational challenges in selling and provisioning local services.

VoIP technology

VoIP is the result of the convergence of voice and data services onto a single integrated network using technologies that digitize voice communications into IP packets and converge them with other data services for transport on either private, managed IP networks or over the public Internet. Voice and data traffic is packetized, transported and routed to the desired location using IP addressing. In traditional circuit-switched telephony, a direct connection between the parties on a voice call provides a permanent link for the duration of the communication. This link is a dedicated circuit, and the bandwidth cannot be used for any other purpose during the call. In VoIP telephony, multiple conversations and data services are sent over a single network as separate streams of data packets. VoIP uses the network more efficiently because it combines multiple sets of data over a single integrated network and dynamically allocates available bandwidth according to usage levels.

There are two distinct strategies that carriers adopt in deploying VoIP services:

•  Voice as an application over the public Internet. In this strategy, packets are not identified and prioritized by content and the network operates on a best-efforts basis. These service providers focus primarily on the consumer market. Under this strategy, the quality of voice traffic may not be as high as that delivered by other VoIP carriers or carriers using traditional technologies due to problems such as network reliability and packet loss where a voice packet is misdirected or delayed, resulting in poor voice quality or loss of transmission.

•  Voice over IP networks that are owned and managed by operators. In this strategy, voice traffic travels over a private data network (instead of the public Internet) and receives priority over other types of traffic to produce QoS that is similar to the traditional circuit-switched network.

VoIP can provide significant benefits to communications service providers compared to traditional circuit-switched networks. Significant benefits include:

Lower capital expenditures. VoIP technology enables operators to deploy lower cost voice switching platforms, frequently called softswitches, as opposed to circuit-switch technologies. Softswitches afford significant cost advantages over circuit switches. For example, a network using softswitches uses fewer (and less costly) network elements, requires fewer telecommunications circuits and has lower maintenance costs than a network using circuit-switches. VoIP technology requires fewer network elements because it deploys a single network that transports both voice and data, compared to traditional telephony architecture where multiple networks are deployed. VoIP technology requires only a single network because of its ability to packetize voice and dynamically allocate bandwidth, allowing a converged IP network to have significantly over-subscribed transport resources, which reduces operator requirements to build additional capacity. This is particularly advantageous in last mile facilities, which connect the operator to the end customer. In addition, in a softswitched network, capital expenditures can be success-based, incurred only as the service provider’s customer base grows.

Lower operating expenditures. By deploying a single converged network for both voice and data services, the service provider can achieve significant operating efficiencies in provisioning, monitoring and maintaining the network. In the traditional operator environment, service providers must manage separate networks for various voice and data services. Also, the transport efficiency mentioned above requires less leased capacity, as more customers can be served on a given transport circuit.

New service offerings. The softswitch architecture underpinning VoIP enables the rapid and cost-effective introduction of new services and features, which can be introduced without changing the existing network. All services are provided over the integrated network, so there is no requirement for additional capacity or modifications to introduce new service offerings. Compared to legacy networks built on proprietary standards and protocols, VoIP networks facilitate the development of new applications because they use open standards and protocols.

VoIP business models

As VoIP technology has matured over the past decade, service providers have utilized its capabilities to establish varying business models. These models vary both in terms of the type of service they deliver (e.g., long distance) and the target end-customer (e.g., consumer). The following table summarizes selected models that have been deployed from the 1990s (beginning with PC-to-PC models) through the present (including cable broadband):

	Public Internet / Best Efforts		Managed Networks
	Long Distance and Calling Card VoIP	PC-to-PC and Broadband VoIP	Cable Broadband VoIP	Private Managed Telecom VoIP Networks
Service	Inexpensive long distance calls	Inexpensive voice calls	Integrated VoIP and broadband Internet access	Integrated VoIP, broadband Internet access, enhanced data services

Target Customers	Consumers, wholesale	Consumers, small offices, home offices	Consumers	Businesses

Network	Public Internet	Public Internet	Cable infrastructure	Leased and owned telecom transport services

The market for managed network services

The managed network market encompasses a variety of services ranging from network monitoring, maintenance and customer premises equipment procurement and installation to hosted solutions such as security and IP telephony. Managed network services are delivered over a centrally managed IP platform and over secure broadband connections and include enhanced services such as IP VPN, website and intranet hosting, network security, storage, email and instant messaging.

Although small businesses have traditionally developed in-house solutions to many managed network needs, there is a trend towards third-party management. According to IDC, the primary reasons why small and medium sized businesses use or are considering using managed network services include a reduction in total cost of network operations, improvement of network availability and performance, the lack of appropriate level of IT staffing and security concerns such as business continuity and firewalls.

Small businesses surveyed by Forrester Research use and outsource or plan to use and outsource web hosting (43%), intrusion detection (29%), business continuity / disaster recovery (27%), application hosting (27%), managed voice (26%) and firewalls (23%). Small businesses typically use a local carrier to procure their managed network services.

Web Hosting. According to IDC, in 2004 web hosting revenues in the United States were estimated at $6.1 billion, of which $2.8 billion was generated by small businesses. The United States small business web hosting market is expected to show a compounded annual growth rate of 12.5% for the period from 2003 to 2008 and to reach $4.5 billion by 2008. The major factors fueling growth in the small business segment include increased web site adoption, increased small business spending on growth initiatives and conversion of in-house hosters. IDC predicts that the percentage of small businesses with web sites will increase from about 46% in 2003 to nearly 66% in 2008, and that 80% of these small businesses will use third parties to host their web sites.

The main reasons for small businesses to outsource web hosting include cost savings, lack of in-house expertise, security and improvement of site performance and stability. In addition, small businesses typically do not have the capital to build a robust data center environment. Competition in this segment is based on service features, pricing and bundling of web hosting services as part of a larger communications or Internet access packages. The key success factors in this market are brand recognition, value-added solutions and strong distribution channels and partnerships.

VPN. According to IDC, IP VPN revenues for the U.S. reached $12.5 billion in 2004. The U.S. IP VPN market is expected to grow at an estimated compounded annual growth rate of 10.8% for the period from 2004 to 2009 and to reach $20.9 billion in revenue in 2009. The main trends driving growth are security enhancements, new features, conversion of do-it-yourself solutions, growth in IP based applications, competitive pricing and increased flexibility compared to legacy alternatives.

Security. According to IDC, worldwide security and vulnerability management software revenues reached $1.2 billion in 2003 and are estimated at $1.5 billion in 2004. According to IDC, revenues in this market are expected to grow at an estimated compounded annual growth rate of 20.3% for the period from 2003 to 2008. Key trends driving demand in the security market include assurance of high uptime for network applications, administrative cost reduction and integration of security with current systems and network management systems.

Storage. According to IDC, storage services spending in the United States reached $11.3 billion in 2004 and is expected to reach $13.9 billion in 2009, or a compounded annual growth rate of 4.3% for the period from 2004 to 2009. Key industry trends include consolidation of storage devices, increasing concern with data overload and subsequent management costs and pressure to meet regulatory compliance regarding data storage in specific applications such as email.

Business

Overview

We are a leading provider of managed IP-based communications services to our target market of small businesses in selected large metropolitan areas. Our services include local and long distance voice services, broadband Internet access, email, voicemail, web hosting, secure backup and file sharing and VPN. All of our services are delivered over our secure private managed all-IP network, rather than over the best-efforts public Internet. Our voice services are delivered using VoIP technology. Our network allows us to manage QoS and achieve network and call reliability comparable to that of traditional phone networks.

We believe our all-IP network platform enables us to deliver an integrated bundle of communications services that may otherwise be unaffordable or impractical for our customers to obtain. We provide end-to-end management of our service offerings, including installation, provisioning, monitoring, proactive fault management and billing. We first launched our service in Atlanta in April 2001 and now also operate in Dallas, Denver, Houston and Chicago. We intend to expand into six additional markets by the end of 2008. We reported approximately $113.3 million in revenue in 2004, as compared to $65.5 million in 2003. We reported $16.8 million of adjusted EBITDA, and net losses of $11.5 million, on a consolidated basis in 2004. We seek to achieve positive adjusted EBITDA, excluding corporate overhead, in our new markets within 18 to 22 months from launch. We first achieved positive adjusted EBITDA in Atlanta, Dallas and Denver within 17 months from launch in each market. Whether we achieve positive adjusted EBITDA in new markets within the same timeframe depends on a number of factors, including the local pricing environment, the competitive landscape and our costs to obtain UNEs from the ILEC in each market. As of March 31, 2005, we were providing communications services to approximately 16,000 customer locations.

Our IP/VoIP Network Architecture. We deliver our services over a single all-IP network using T-1 connections. This allows us to provide a wide array of voice and data services, attractive service features (such as real-time online additions and changes), high QoS and network and call reliability comparable to that of traditional telephone networks. Unlike traditional voice-centric circuit switched communications networks, which require separate networks in order to provide voice and data services, we employ a single integrated network, which uses technologies that digitize voice communications into IP packets and converges them with other data services for transport on an IP network. We transmit our customers’ voice and data traffic over our secure private network and do not use the public Internet. Our network design exploits the convergence of voice and data services and requires significantly lower capital expenditures and operating costs compared to traditional service providers using legacy technologies. The integration of our network with our automated front and back office systems allows us to monitor network performance, quickly provision customers and offer our customers the ability to add or change services online, thus reducing our customer care expenses. We believe that our all-IP network and automated support systems enable us to continue to offer new services to our customers in an efficient manner.

Our Target Market and Value Proposition. Our target market is businesses with 4 to 200 employees in large metropolitan cities, using five or more phone lines. According to Dun & Bradstreet, there are approximately 1.4 million businesses with 5 to 249 employees in the 25 largest markets in the United States. We are currently in five of these markets and plan to launch into six additional markets by the end of 2008. We provide each of our integrated packages of managed services at a competitively priced, fixed monthly fee. Certain enhanced services are available as optional add-ons. We sell our services primarily through our direct sales force using a consultative, face-to-face sales approach. We provide our customers with high-quality service, automated and responsive customer care and competitively priced integrated communications packages using high capacity T-1 connections. Accordingly, we believe that we provide a differentiated value proposition to our customers, most of which do not have dedicated in-house resources to fully address their communications requirements, and who therefore value the ease of use and end-to-end management that we offer. Our primary competitors, the ILECs, do not generally offer packages of similar managed services to our target market. We believe that this value proposition, along with our fixed-length contracts, has been crucial to achieving our historical monthly customer churn rate of approximately 1%.

Our strategy

We intend both to grow our business in our current markets and to replicate our approach in additional markets. To achieve our goal of profitably delivering sophisticated, big business communications tools to small businesses in our current and future markets, we have adopted a strategy with the following principal components:

•  Focus solely on the small-business market in large metropolitan areas. We target small businesses, most of which do not have dedicated in-house resources to fully address their communications requirements and place a high value on customer support. By focusing exclusively on small business customers, we believe we are able to differentiate ourselves from larger service providers and deliver superior service that small business customers value.

•  Offer comprehensive integrated packages of managed IP communications services. We seek to be the single-source provider of our customers’ wireline local and long distance voice services and data communications needs. All of our customers subscribe to one of our integrated BeyondVoice packages of applications. Each of our BeyondVoice packages includes local and long distance voice services and broadband Internet access, plus the customer’s choice of either an e-business pack (including our email and web hosting applications) or a communications pack (including our voicemail and other voice-related applications). All of our services are delivered over high-capacity T-1 connections. We do not offer our local and long distance voice services and broadband Internet access applications on an unbundled basis. We offer our services only under long-term, flat-rate contracts. We believe that this approach results in high average revenue per customer location and low customer churn.

•  Increase penetration of enhanced services to our customer base. We seek to achieve higher revenue and margin per customer, increase customer productivity and satisfaction and reduce customer churn by providing enhanced services in addition to our local and long distance voice services and broadband Internet access applications. Our average customer today uses a total of 4.5 applications, whether as part of a package or purchased as an additional service. As of March 31, 2005, our customers use enhanced applications such as voicemail services (50% of our customers), email services (47%), web hosting (36%), calling card services (4%), VPN (7%), conference calling services (2%), secure backup and fileshare (2%) and BeyondOffice remote connectivity services (5%).

•  Focus sales and marketing resources on achieving significant market penetration. We have chosen to focus our sales and marketing efforts on only five markets to date, believing that this approach allows us to more effectively serve our small business customers and grow market share in these markets. We will continue to deploy a relatively large direct sales force in each of the markets that we enter, in contrast to many of our competitors, who have deployed smaller sales forces in a greater number of markets. We believe that our approach has resulted in our obtaining market share at a faster rate and better financial results than would have resulted from an approach that emphasized having a sales presence in more markets.

•  Deliver a superior customer experience. Our goal is to change the customer experience by making communications services convenient and by establishing a partnership with the customer. We maintain close contact with our customers throughout the sales and installation process, continuously monitor the customers’ service levels and provide ongoing customer care through all phases of the customer relationship. Our service is delivered with advanced features, such as online account management and online billing and payment. We provide end-to-end management of our service offerings, enabling our customers to provision and manage services without having to develop their own internal expertise.

•  Replicate our business model in new markets. We currently operate in five markets and intend to expand into six additional markets by the end of 2008. Each time we expand into a new market, we adhere to the same process for choosing, preparing, launching and operating in those markets. In launching our business in each new market, we use the same disciplined financial and operational reporting system to enable us to closely monitor our costs, market penetration and provisioning of customers and maintain consistent standards across all of our markets.

Our strengths

Our business is focused on rapidly growing a loyal customer base, while maintaining capital and operating efficiency. We believe we benefit from the following strengths:

•  Our all-IP network. We are able to provide a wide range of enhanced communications services in a rapid and cost-efficient manner over a single network, in contrast to legacy providers, which may require separate, incremental networks or substantial network upgrades in order to support similar services. Our all-IP network architecture allows us to provide a comprehensive package of managed communications services including VoIP, with high network reliability and high QoS.

•  Capital efficiency. We believe that our business approach requires less capital and operating expenditures to bring our markets to positive cash flow than has been required by communications carriers using legacy technologies and operating processes. For example, our capital expenditures related to expanding into new markets are largely success-based, meaning they are incurred only as our customer base grows. Based on our historical experience, in the first year of a new market launch, approximately 60% of our network capital expenditures are success-based and, thereafter, approximately 85% of our network capital expenditures are success-based.

•  Our well-defined business processes. We believe that the combination of our disciplined approach to sales, installation and service together with our automated business processes allow us to streamline our operations and maintain low operating costs. Our front and back office systems are highly automated and are integrated end-to-end to synchronize multiple tasks, including installation, billing and customer care. We believe this allows us to lower our customer service costs, efficiently monitor the performance of our network and provide automated and responsive customer support.

•  Our highly regimented sales model. We believe we have a distinctive approach to recruiting, training and deploying our direct sales representatives, which ensures a uniform sales culture and an effective means of acquiring new customers. Our direct sales representatives meet face-to-face with customers each day as part of a transaction-oriented but personalized and consultative selling process. We adhere to the same sales and operating procedures in every market we enter. We track the performance of our sales team by maintaining detailed activity measurements in each of our markets.

•  Our experienced management team with focus on operating excellence. Our senior management team has substantial industry experience and a proven track record of building successful enterprises. Our top three executive officers have an average of over 20 years of experience in the communications industry and have worked at a broad range of communications companies, both at startups and mature businesses, including ILECs, long distance carriers, competitive carriers, web hosting companies, Internet and data providers and wireless communications providers.

We believe our strategies and strengths have contributed to our financial and operating performance, including high revenue growth, attractive average revenue per customer location and low customer churn.

Our customers

We are targeting entrepreneurial-class businesses, or those with 4 to 200 employees in certain of the 25 largest metropolitan markets in the United States. According to Dun & Bradstreet, there are approximately 1.4 million businesses with 5 to 249 employees in the 25 largest markets in the United States. We are focusing on these markets because of their high concentration of small businesses. We believe that pursuing these markets will allow us to maximize the resources we can apply by operating in the densest areas of small business in the United States. As of March 31, 2005, we were providing communications services to approximately 16,000 customer locations and had processed over 2.5 billion VoIP minutes since our inception.

The majority of our target customers currently receive communications services from ILECs, and many of these businesses have more than one provider for the basic services of local and long distance voice services and Internet access. These businesses, in most cases, do not receive the focus and personalized attention that larger enterprises enjoy and often lag behind larger businesses in the adoption of productivity-enhancing and cost-effective service offerings.

The small businesses we target typically lack affordable access to a T-1 broadband connection and typically do not have dedicated in-house resources to manage their communications needs. Over 75% of our customer base uses 5 to 8 local voice lines, although the larger size customers in our range represent an increasing percentage of the total. Because we focus solely on small businesses, no single customer or group of customers represents a significant percentage of our customer base or revenues. Similarly, no single vertical customer segment represents a significant percentage of our base. The retail sector accounts for 14% of our customer base, while other services-related segments such as accounting, financial, real estate and health care each comprise 8% to 13% of our customer base. Other sectors such as high tech, manufacturing, legal services, transportation and media are also prominently represented. We believe that small businesses look for the following characteristics in choosing a service provider: competitive pricing, focus on small-business solutions, dedicated customer care, a simplified, single bill and a fully managed solution.

Our managed service offerings

Integrated service offerings

We offer integrated managed communications services through our BeyondVoice packages, which are provided over one to three dedicated T-1 connections. The BeyondVoice packages are essentially one basic product in four sizes, depending on the customer’s size and need for bandwidth:

	BeyondVoice I	BeyondVoice II	BeyondVoice II Plus	BeyondVoice III
Customer profile	Businesses with 5 to 14 lines (typically 4 to 30 employees)	Businesses with 15 to 24 lines (typically 30 to 100 employees)	Businesses with 15 to 24 lines (typically 30 to 100 employees with high bandwidth needs)	Businesses with 36 to 48 lines (typically 100 to 200 employees with high bandwidth needs)

Broadband connection	One dedicated T-1 connection	Two dedicated T-1 connections	Two dedicated T-1 connections	Three dedicated T-1 connections

Number of voice lines	5	15	24	36

Included local minutes per month	Unlimited	Unlimited	Unlimited	Unlimited

Included domestic long distance minutes per month	1,500	3,000	6,000	9,000

Internet access	Speed up to 1.5 Mbps; unlimited monthly usage	Speed up to 2.0 Mbps; unlimited monthly usage	Speed up to 3.0 Mbps; unlimited monthly usage	Speed up to 4.5 Mbps; unlimited monthly usage

Each of our BeyondVoice packages includes local and long distance voice services and broadband Internet access, plus the customer’s choice of either an e-business pack (including our email and web hosting applications) or a communications pack (including our voicemail and other voice-related applications). The local and long distance voice services in our BeyondVoice packages include E911 and business class features, which include call forwarding, call hunting, call transfer, call waiting, caller ID and three-way calling.

Enhanced services

In addition to the applications offered in our BeyondVoice packages, we currently offer other services which include secure backup and file share, VPN, calling cards, conference calling, 800 numbers and other voice features. In the future, we plan to offer other applications, such as network security, calendar share, fax to email and secure desktop. Our enhanced services are sold on an a la carte basis to subscribers of our BeyondVoice bundled packages.

Sales and marketing

Overview

Our sales force targets small businesses that have 4 to 200 employees with 5 or more phone lines. We believe that the ILECs have not concentrated their sales and marketing efforts on this business segment. Our direct sales representatives meet face-to-face with customers each day as part of a transaction-oriented but personalized and consultative selling process. We adhere to the same sales and operating procedures in every market we enter. We track the performance of our sales team by maintaining detailed activity measurements in each of our markets.

We offer our customers a comprehensive communications solution that is simplified into four BeyondVoice packages sold at fixed, predetermined prices. We permit our sales people to sell only our offered packages and do not allow them to make discounted sales or alter the BeyondVoice packages (other than to add enhanced services). We believe that value is the primary motivating factor for our customers. We believe that our commitment to offering integrated packages of services helps to simplify the entry of orders into our automated provisioning and installation process. Through our strategy of offering bundled services, we seek to become the single-source provider of our customers’ wireline communications services. We believe these factors contribute to our low customer churn rate.

Sales channels

Direct Sales. The cornerstone of our sales efforts is our direct sales force. Currently, approximately 77% of our sales result from our direct sales efforts. At March 31, 2005, we employed 255 direct sales representatives.

We believe we have a distinctive approach to recruiting and training our direct sales representatives which ensures a uniform sales approach and a consistent measure of revenue targets. We typically recruit individuals without prior telecommunications sales experience so that we can exclusively provide all of their formal training. The ongoing nature of our training is an essential part of our business strategy. We require our sales personnel to maintain a regimented daily schedule of training, appointment setting and face-to-face meetings with customers, resulting in a transaction-oriented, but personalized and consultative selling process.

A substantial part of the compensation for our sales force is based on commission. We reinforce our clear expectations of success through a system of increasing quotas and advancement for those who succeed. We promote from within and develop our own sales management talent from promising sales representatives, who have the opportunity to advance as we grow.

Inside Sales. In 2004 we established an inside sales group in order to respond to web-based and telephone inquiries from customer prospects. In addition to telephone-based sales to these prospects, the inside sales group evaluates and forwards potential customer prospects to our direct sales representatives and sells additional applications to our existing customers. At March 31, 2005 we employed 8 inside sales representatives. Currently, our inside sales group accounts for approximately 5% of our sales.

Indirect Sales. We supplement our direct sales force and our inside sales force with our channel partners, who leverage their preexisting business relationships with the customer and act as sales agents for us. The channel partners include value-added resellers, or VARs, local area network, or LAN, consultants and other IT and telecommunications consultants to small businesses. As compensation for their services, our channel partners receive ongoing residual payments on their sales. At March 31, 2005 we employed 12 indirect sales representatives. Currently, our channel partners contribute approximately 18% of our sales.

Referrals program

We believe we are building a culture of referrals that benefits both our direct and indirect selling efforts. We obtain approximately one-third of our new customers from our referral program through our current base of customers and through our referral partners. Our customers and referral partners are eligible to receive a one-time referral credit for each new customer they refer.

Marketing and Advertising

We focus our marketing resources on our direct and indirect sales efforts and programs that support those efforts. We market ourselves as “the last communications company a small business will ever need.” We have launched a focused marketing campaign of targeted direct mail, print and online media but have not committed our resources to traditional brand advertising. Our marketing expenses for the year ended December 31, 2004 were $1.0 million.

Operations

Once a customer is signed, we believe we provide a highly differentiated customer experience in each aspect of the service relationship. Our automated and optimized business processes are designed to provide a rapid, highly reliable installation interval, accurate billing and responsive, 24x7 care and support using both web-enabled and human resources.

Installation

We employ a team of service coordinators in each of our markets to handle the order entry and customer installation process. A centralized circuit provisioning and customer activation group takes responsibility for ensuring that T-1 circuits from the ILEC to the customer’s location are provisioned correctly and on time, together with local number portability, or LNP, and the appropriate features and applications ordered by the customer. We seek to provision our BeyondVoice I customers within 30 calendar days, our BeyondVoice II and BeyondVoice II Plus customers within 40 calendar days and our BeyondVoice III customers within 60 calendar days. Because of our automated processes, over 80% of all circuit orders receive a firm order commitment from the ILEC with no human intervention in less than twelve hours from submission. Once an order is submitted, an outsourced technician is dispatched to the customer’s location to install the integrated access device, or IAD, connecting the customer’s equipment to our network and to activate and test the services. After installation of the IAD, new services added by the customer will work with the customer’s existing equipment and require no further equipment changes or capital expenditures.

Billing

We bill all of our customers online via email. Full billing detail and analytical capabilities are available to our customers on the web through our Cbeyond Online website. We do not send any paper bills. In addition, over 30% of our customers pay us online, either via credit card, electronic funds transfer, or automatic account debit. On average, we collect our customer receivables in less than 25 calendar days from the billing date. Approximately 85% of our customer bills are paid on time. Because we employ flat-rate billing in advance, customers are able to budget their costs, billing is simplified and errors are kept to a minimum. Because billing-related calls are often the largest percentage of calls into customer care among communications service providers, our approach to billing greatly reduces the amount of resources needed in our customer care organization. Moreover, our automated systems enable us to easily disconnect and reconnect our services, which assists us in effectively collecting unpaid bills.

Customer Care

We offer our customers 24x7 support through live access to dedicated care representatives and through online resources. Although customers can choose to speak with one of our Cbeyond representatives on a real-time basis, Cbeyond Online has become our primary channel for customer care.

We offer a broad range of capabilities online, including functions allowing customers to:

•  review their requested services and accept their installation (for new customers);

•  view, pay and analyze their bills;

•  view and modify their services and account features;

•  view and modify account information;

•  research products and troubleshoot issues using the section of our web site devoted to frequently asked questions, which we call our Find-It-Fast knowledge base; and

•  submit requests for account changes.

Since we completed our comprehensive upgrade of Cbeyond Online in 2003, call center service requests per customer have decreased. As we have grown, our care costs per customer have also decreased. Automated care and support have provided another key point of differentiation for our customers, one that simultaneously empowers the customer and increases our operational efficiency.

Underpinning our care and support operations is a network that provides our customers with reliable and high quality service. Our network operations group manages and tracks network performance. We have deployed state-of-the-art network monitoring and diagnostic tools to provide our care representatives and network operations center personnel with real-time insight into problem areas and the information needed to address them.

Our all-IP network architecture

We deliver our services over a single all-IP network using T-1 connections to connect customers to our network. This allows us to provide a wide array of voice and data services, attractive service features (such as real-time online adds and changes), reliable QoS, and network reliability and call quality comparable to that of traditional telephone networks. Unlike traditional voice-centric circuit-switched communications networks, we employ a single integrated network using technologies that digitize voice communications into IP packets and converge them with other data services for transport on an IP network. We transmit our customers’ voice traffic over our secure private network and do not rely on the best efforts public Internet. Our network design exploits the convergence of voice and data services and requires significantly lower capital expenditures and operating costs compared to traditional service providers using legacy technologies. The integration of our network with our automated front and back office systems allows us to monitor network performance, quickly provision customers and offer our customers the ability to add or change services online, thus reducing our customer care expenses. We believe that our all-IP network and automated support systems enable us to continue to offer new services to our customers in an efficient manner.

There are two distinct strategies that carriers adopt in deploying VoIP services:

•  Voice as an application over the public Internet. Because calls are carried over the public Internet and not over a private network such as ours, service is often provided on a best-efforts basis. These service providers focus mainly on the consumer market. We believe that these offerings may lack the call quality, network reliability, security and service features that business customers require.

•  Our managed end-to-end IP network. We have deployed an all-IP network over which voice calls primarily travel over a managed IP connection as opposed to the public Internet. This approach allows us to deliver QoS similar to the quality of a public switched telephone network, or PSTN. In our model, voice is an application over a private data network.

In addition, some equipment makers have focused their VoIP efforts in the area of selling VoIP-enabled customer premises equipment, or CPE, including private branch exchanges, or PBXs, and desktop phones, to commercial users who wish to take advantage of this equipment’s intelligent features and cost-saving capabilities. To date, the large enterprise segment has been the primary adopter of VoIP CPE, and most of our customers continue to use legacy analog CPE with our IP network services. We have not focused on VoIP CPE to date because we believe that tying the sale of our services to the adoption of new CPE will tend to slow the volume of sales, since we believe that most small businesses would prefer to defer expensive equipment upgrades. In early 2005 we began technical trials of our BeyondVoice with Session Internet Protocol, or SIP, connect offering, which gives customers the ability to directly interconnect their SIP-enabled IP PBX with our SIP-enabled IP network. SIP is a communications industry standard that brings a variety of intelligent and convenient features and functionality to communications software and equipment. As the prices of VoIP CPE decrease and demand for the equipment increases among small businesses in the future, we expect to begin offering services that complement the demand and deployment of this equipment by our customers.

The main advantage of our IP network architecture is its low cost structure relative to traditional circuit-switched networks. Our more efficient single-network approach enables us, relative to the historical experiences of legacy carriers, to:

•  buy fewer network components (and at lower cost);

•  lease fewer telecommunications circuits;

•  employ fewer staff;

•  rent less colocation space;

•  incur lower maintenance costs; and

•  integrate fewer support systems.

Legacy competitive carriers often manage numerous overlapping and interconnected network technologies to provide the package of services that we provide on our single all-IP network. Legacy network architectures can include: a circuit-switched local or long distance voice network, DSL, IP and frame relay data transmission networks, and ATM and SONET intracity transport networks. These different legacy networks generally require the expense and complexity of dedicated circuits and network transmission and monitoring equipment. We believe that we benefit from the efficiency of being able to provide all our services over a single network.

The following diagram illustrates the high level components of our communications network:

A call placed over our all-IP network typically operates in the following manner:

•  the call travels from the customer’s telephone equipment (A), typically a legacy TDM system or PBX, to our IAD (B) installed at the customer’s premise;

•  the IAD (B) converts the analog voice call into packets of data using Internet protocol;

•  these packets of data are sent from the IAD (B) via one of two types of dedicated T-1 connection:

•  over a UNE-L T-1 line (C-1) to our T-1 aggregation router (D), colocated at an ILEC central office, which concentrates the traffic and sends it over a dedicated DS-3 circuit (E) to our colocation aggregation router (F); or

•  over an EEL T-1 line (C-2), which connects directly to our colocation aggregation router at the city tandem colocation center (F);

•  the colocation aggregation router (F) located in leased space in the city tandem colocation center routes the data to the trunking gateway (G);

•  the trunking gateway (G), which is also located in leased space in the city tandem colocation center, converts the packets back into analog signal and sends the call into the public switched telephone network, or PSTN(H), for delivery to the intended recipient; and

•  the call routing that takes place in the city tandem colocation center is directed by our softswitch (I), which operates as a call agent and is a central component of our IP network.

Our softswitch is a primary component of our IP network. A softswitch is a sophisticated set of software code residing on compact, and relatively low cost, servers. In contrast to circuit-switches employed by legacy service providers with their large upfront investment and significant space requirements, softswitches require relatively small upfront investment and minimal space. The softswitch, located remotely at our own data center location, handles call control and routing, providing the intelligent core of the network; voice traffic is never actually routed through the softswitch. In addition, the service capabilities, or business class features, reside in the softswitch and are imparted to specific users through the network. We generally employ dedicated softswitches for each of our markets, although the technology does not require that the softswitches reside physically in the markets they serve, affording us further space economies. In the future we believe our softswitch infrastructure will evolve to become distributed in design, and a combination of systems may serve one or more markets.

Local calls enter the PSTN via the trunking gateway and are usually terminated by the local ILEC at no charge to us under the “bill and keep” arrangement of our ILEC interconnection agreement. See “Government regulation.” Long distance calls are handed off to an IXC by the trunking gateway for termination at a remote city. We currently have agreements in place with Global Crossing and MCI to act as long distance carriers for our voice traffic. The IXCs charge us on a per-minute basis for traffic we send them, and they embed the terminating access fees they pay to local exchange companies as part of our rates. We believe that, in the future, we may be able to hand off long distance traffic to IXCs in the form of VoIP traffic, which, depending on regulatory developments, may allow us to reduce the rates we pay for long distance by the amount of the terminating access fees. Long distance carriage is a commodity service with multiple quality providers competing with relatively undifferentiated services, and we have been able to take advantage of steadily decreasing rates.

In addition to voice traffic, we carry broadband Internet traffic from the customer’s personal computer to the IAD and out to our network in the same manner as voice traffic. When the data packets reach a gateway router, they are handed off to an Internet transit provider, such as Level(3) Communications, Verio, or MCI, under contract with us, for routing over the public Internet.

One of the benefits of our IP network is the ability to integrate voice and data packets seamlessly. Bandwidth for voice is dynamically allocated, which allows the customer to enjoy full access to the 1.5 Mbps of bandwidth a T-1 connection affords when no voice traffic is present on the access circuit. When a customer activates a voice line, the allocated bandwidth automatically adjusts to allow the caller the amount of the T-1 connection needed to process his call. Since legacy TDM service providers must dedicate fixed portions of their customer circuits to voice and data, they are unable to employ dynamic bandwidth allocation. This feature allows us to provide increased speed and performance to our customers in their Internet usage while assuring high quality voice service.

We organize our network into three groupings of equipment and circuits for purposes of network management and quality measurement:

•  the core network, which is located in our data centers and primarily comprises softswitches, backbone routers and media and feature servers;

•  the distribution network, which includes colocation equipment such as T-1 aggregation routers and trunking gateways, as well as DS-3 transport circuits; and

•  the access network, which comprises the T-1 local loops and IADs that connect customers’ equipment to our extended network.

Our software monitors network quality and tracks potential problems by monitoring each of these network groupings.

The largest single monthly expense associated with our network is the cost of leasing T-1 circuits to connect to our customers. We lease T-1s primarily from the ILEC on a wholesale basis using

UNE-Ls or enhanced extended loops, called EELs. An EEL consists of a T-1 loop connected to the unbundled interoffice transport UNE. This allows us to obtain the functionality of a T-1 loop without the need for colocation in the ILEC serving office. We are able to take advantage of T-1 UNE-L and EELs and the associated cost-based pricing of each because we meet certain qualifying criteria established by the FCC for use of these services and because we have built the processes and systems to take advantage of these wholesale circuits, in contrast to many competitive carriers, which lease T-1 circuits under special access, or retail, pricing. See “ Government regulation.”

We employ these wholesale T-1 circuits as follows:

•  Unbundled local loops. A UNE-L is the facility that extends from the customer’s premises to our equipment colocated in the ILEC end-office that serves that customer location. We employ UNE-Ls when we have a colocation in the central office that serves a customer. We use high-capacity T-1 unbundled loops to serve our customers.

•  Enhanced extended loops. An EEL is a combination of an unbundled T-1 loop and an associated transport element that are joined together by the ILEC at the end-office serving the customer location. This allows us to obtain access to customer premises without having a colocation at the serving central office. The current FCC rules require ILECs to provide T-1 EELs to carriers subject to certain local use criteria, which we meet.

Approximately half of our circuits are provisioned using UNE-Ls and half using EELs. Our monthly expenses are significantly less when using UNE-Ls rather than EELs, but UNE-Ls require us to incur the capital expenditures of central office colocation equipment. We lease DS-3 circuits from ILECs or competitive carriers to carry traffic from the end-office colocation to our equipment in a tandem wire center colocation. We install central office colocation equipment in those central offices having the densest concentration of small businesses. We usually launch a market with several colocations and add colocations as the business grows. For example, in Atlanta, our most mature market, we currently have 15 colocations.

Our VoIP technology allows us to concentrate approximately five times as many T-1 circuits onto our DS-3 transport circuits as legacy TDM providers. Specifically, we can dynamically allocate available transport bandwidth and can converge and mix voice and data traffic on the network, which offers us significant cost savings.

Our software-based VoIP architecture also provides the flexibility to add services and change features quickly, in contrast to legacy providers whose systems have historically required them to make time consuming physical moves, adds and changes. We believe that our all-VoIP, private, local exchange network is optimized to deliver services in an efficient, flexible and cost-effective manner.

Front and back office systems architecture

We have combined our streamlined business processes with best-in-class commercial software packages that we have integrated to create a platform for delivery of our automated front and back office systems. We deploy this platform in a culture that emphasizes streamlined functions and automated processes. We believe that the integration of our IP network with our front and back office platform supports an efficient cost structure.

These are the cornerstones of our IT strategy:

•  deploying commercial software applications and making use of application service providers, or ASPs, instead of building our own custom software;

•  operating a single customer facing system tightly integrated with back office provisioning, activation and billing systems;

•  using automated and web interfaces to extend our business processes to customers and partners; and

•  embedding business process management throughout our front and back office platform.

We believe that the software packages we have deployed are scalable, based on successful implementation and operation of such software packages by much larger enterprises with greater volumes of transactions. In addition, they can be customized by the incorporation of our specially tailored business processes. We enjoy the advantages of third-party maintenance and updates from companies with substantial research and development staffs.

Underlying our entire front and back office systems architecture is a comprehensive set of enterprise application integration, or EAI, code, with Siebel workflow and standard messaging and communications tools handling the majority of the interfaces.

Our front office systems consist of:

•  Customer relationship management. We use Siebel’s customer relationship management, or CRM, software to handle sales order entry and management, commissions, customer care, field service functions, IAD management and channel partner relationship management.

•  Online customer self-service. Our web-enabled customer self-service capabilities are primarily handled through a commercially available software system that manages our electronic bill presentment and payment functions, customer care requests and account and service management.

Our back office systems consist of:

•  Provisioning. We use an application service provider, or ASP, arrangement to conduct our ILEC gateway and electronic bonding activities, including circuit orders and LNP.

•  Activation. We have licensed software that handles our network inventory and activation functions, and we have an outsourcing arrangement with a third party to provide telephone number inventory functions.

•  Billing. Billing and payment processing are conducted through software we have licensed, and we handle billing mediation functions through other licensed software.

Relationship with Cisco Systems

Cisco Systems supplies our VoIP network technology. When we began our business in 2000, we evaluated a number of softswitch technologies and VoIP platforms. As a result, we determined that Cisco Systems’ softswitch represented the most advanced softswitch for our needs, incorporating business class features that business users require with a higher degree of reliability and sophistication than other competing technologies. In addition, we chose a single-vendor solution in an effort to mitigate the risk of integrating equipment from multiple vendors in a relatively new technology.

We have enjoyed a strategic relationship with Cisco Systems. We have benefited from being the first significant installment of Cisco Systems’ voice solution as the primary architecture in a communications service provider and, accordingly, have been able to influence the development and refinement of Cisco Systems’ VoIP technology. In addition to the technical relationship, we have also enjoyed marketing and other business advantages from our relationship with Cisco Systems.

In addition, Cisco Systems has, through its affiliate Cisco Capital, extended vendor financing to us for the equipment and services we purchase from them, as well as certain network-related expenditures with non-competing third party providers. Although we have continued to purchase only Cisco Systems network components to date, we believe that the risk of integrating competing products has greatly diminished, and we will deploy those products with the best combination of price and performance going forward, whether from Cisco Systems or competing manufacturers.

Competition

As a managed services provider in the communications industry, we broadly compete with companies that could provide both voice and enhanced services to small businesses in our markets.

As a provider of voice services, our primary competitors are the ILECs: BellSouth Corp. in Atlanta, Qwest Communications International, Inc. in Denver and SBC Communications, Inc. in Dallas, Houston and Chicago. Over two-thirds of our customers used an ILEC for local telephone service prior to signing with us, and the remainder used CLECs. Many of our customers used multiple vendors for local and long distance voice services and broadband Internet access and have enjoyed the convenience of a sole-sourced service since signing with us. In addition to the ILECs, we compete with other competitive carriers in each of our markets. These competitive carriers include XO Communications, Inc., Nuvox Communications, USLEC Corp., McLeod USA, Inc., ICG Communications, Inc., Eschelon Telecom, Inc., Birch Telecom and ITC^Deltacom, Inc., among many others. Covad Communications began offering IP-based voice services to business customers in 2004, following its purchase of GoBeam, Inc., a wholesale provider of VoIP services. Covad operates in all of our markets. We believe that in the future many of our communications competitors could adopt the use of VoIP technology similar to ours.

Furthermore, there are other providers using VoIP technology, such as Vonage Holdings Corp., deltathree, Inc. and 8x8, Inc., which offer service using the public Internet to access their customers. We do not currently view these companies as our direct competitors because they primarily serve the consumer market and businesses with fewer than four lines. Certain cable television companies, such as Cox Communications, Inc., Comcast Cable Communications, Inc., TimeWarner Cable, Inc. and Cablevision Systems Corp., have deployed VoIP primarily to address consumers and to compete better against ILECs for residential customers, although each of these companies does offer packaged services to small business customers. Certain other VoIP-based companies, such as Net2Phone, Inc., have built a business model based on wholesale VoIP services to cable companies that do not wish to develop or operate completely their own VoIP services. We do not view Net2Phone and other VoIP wholesalers as competitors, given their consumer focus. We expect that, in the future, other companies may be formed to take advantage of our VoIP-based business model. Existing companies may also expand their focus in the future to target small business customers. In addition, certain utility companies have begun experimenting with delivering voice and high speed data services over power lines.

History

We formed Cbeyond in October 1999 as a Delaware limited liability company under the name Egility Communications, L.L.C. and reorganized in March 2000 so that the equity interests of Egility Communications, L.L.C. were held through two holding companies, Egility Communications, Inc. and Egility Investors, LLC. In April 2000, our operating company, Egility Communications, L.L.C., changed its name to Cbeyond Communications, LLC and our holding companies changed their names so that Egility Communications, Inc. became Cbeyond Communications, Inc. and Egility Investors, LLC became Cbeyond Investors, LLC. In November 2002, we recapitalized by merging Cbeyond Investors, LLC into Cbeyond Communications, Inc., with Cbeyond Communications, Inc. as the surviving entity. Cbeyond Communications, Inc. now serves as a holding company for our subsidiaries and directly owns all of the equity interests of our operating company, Cbeyond Communications, LLC.

Intellectual property

We do not own any patent registrations, applications, or licenses. We maintain and protect trade secrets, know-how and other proprietary information regarding many of our business processes and related systems. We also hold several federal trademark registrations, including:

•  Cbeyond Communications®;

•  BeyondVoice®;

•  BeyondOffice®; and

•  The last communications company a small business will ever need.®

Employees

At March 31, 2005, we had 634 employees. None of our employees are represented by labor unions. We believe that relations with our employees are good.

Properties

We lease a 59,415 square-foot facility for our corporate headquarters in Atlanta. We also lease data center facilities in Atlanta and in Dallas as well as sales office facilities in each of our markets outside of Atlanta. Our total rental expenses in 2004 were approximately $0.5 million for our colocation and data center facilities and approximately $1.7 million for our offices. We do not own any real estate. Our management believes that our properties, taken as a whole, are in good operating condition and are suitable for our business operations. As we expand our business into new markets, we expect to lease additional data center facilities and sales office facilities.

Legal proceedings

From time to time we are involved in legal proceedings arising in the ordinary course of our business. We believe that we have adequately reserved for these liabilities and that there is no litigation pending that could have a material adverse effect on our results of operations and financial condition.

Government regulation

Overview

Our communications services business is subject to varying degrees of federal, state and local regulation. We have chosen to operate as a common carrier and therefore are voluntarily subject to the jurisdiction of both federal and state regulatory agencies, which have the authority to review our prices, terms and conditions of service. The regulatory agencies exercise minimal control over our prices and services, but do impose various obligations such as reporting, payment of fees and compliance with consumer protection and public safety requirements. In contrast to other VoIP-based carriers, we have elected to operate as a common carrier and our business does not rely on favorable regulatory treatment for VoIP-based carriers in particular.

We operate as a facilities-based carrier and have received all necessary state and FCC authorizations to do so. Unlike resale carriers, we do not rely upon access to ILEC switching facilities or capabilities and have not relied on the FCC’s former “UNE Platform” or “UNE-P” rules. As a facilities-based carrier, we have undertaken a variety of regulatory obligations, including (for example) providing access to emergency 911 systems, permitting law enforcement officials access to our network upon proper authorization, contributing to the cost of the FCC’s universal service program and making our services accessible to persons with disabilities.

By operating as a common carrier, we also benefit from certain legal rights established by federal legislation, especially the Telecom Act, which gives us and other competitive entrants the right to interconnect to the networks of incumbent telephone companies and access to elements of their networks on an unbundled basis. These rights are not available to those VoIP providers who do not operate as common carriers. We have used these rights to gain interconnection with the incumbent telephone companies and to purchase selected UNEs at wholesale prices, especially T-1 loop UNEs that provide us access to our customers’ premises.

The FCC and state regulators are considering a variety of issues that may result in changes in the regulatory environment in which we operate our business. However, the FCC’s August 2003 “Triennial Review Order,” discussed below, maintained the general framework of regulation that allows us to purchase the UNEs that we buy. In addition, some of these changes may affect our competitors differently than us. For example, the FCC’s recent elimination of the UNE-P rules (as discussed in more detail below) will affect resale carriers that seek to compete against us, but will not affect us because we do not rely on UNE-P. Changes in the universal service fund may affect the fees we are required to pay to contribute to funding this program, but since we and our competitors generally pass these fees through to customers, we expect any changes to have minimal competitive effect. Similarly, we do not expect changes in inter-carrier compensation rules to have a material effect on us, because we derive the vast majority of our revenues directly from our customers, rather than from other carriers. We do not collect reciprocal compensation for termination of local calls, and we derive relatively little revenue from access charges for origination and termination of long distance calls over our network. In addition, reviews by state public service commissions have recently resulted in rate reductions for the circuits we lease in Colorado, Georgia and Texas.

The FCC is also considering adopting new regulations governing VoIP services. Although we use VoIP technology extensively in our network, we currently expect these rules to have more impact on service providers who do not currently operate as common carriers. For example, the FCC may make these providers subject to some obligations (like universal service contributions, access for persons with disabilities, access for law enforcement and connection to 911 systems) that we have already undertaken to fulfill.

Although the nature and effects of governmental regulation are not predictable with certainty, we believe that the FCC is unlikely to enact rules that extinguish our basic right or ability to compete in the telecommunications markets and that any rule changes that affect us will continue to be accompanied by transition periods sufficient to allow us to adjust our business practices accordingly. The following sections describe in more detail the regulatory developments described above and other regulatory matters that may affect our business.

Regulatory framework

Our business relies heavily on the use of T-1 UNE loops and EELs that include T-1 UNE loop components, for access to customer premises. Our existing strategy is based on FCC rules that require ILECs to provide us these UNEs at favorable prices. On March 2, 2004, the U.S. Court of Appeals for the District of Columbia Circuit issued an order, or Court Decision, vacating and remanding significant portions of the FCC’s most recent UNE rules. As a result of this decision, the FCC issued new rules, which became effective on March 11, 2005, limiting the obligation of ILECs to provide certain elements at cost-based prices. Some portions of the new FCC rules do not affect us, such as rules eliminating unbundled circuit switching, used by UNE-P providers. The new rules require ILECs to continue providing T-1 UNE loops, which is the UNE we rely upon most heavily for access to customer premises, in most situations, but with exceptions for loops served out of high-traffic central offices. This exception may affect our cost for obtaining access to T-1 loops in some of the central business districts we serve, as discussed in more detail below. The new FCC rules are subject to continuing court challenges. The discussion of regulatory issues below describes the rules in effect as of the date of this prospectus, as well as proceedings pending at this date; however, these rules may change at any time due to future court and FCC decisions, and we are unable to predict how such future developments may affect our business.

The Telecom Act and other federal legislation

The Telecom Act, which substantially revised the Communications Act of 1934, has established the regulatory framework for the introduction of competition for local communications services throughout the United States by new competitive entrants such as us. Before the passage of the Telecom Act, states typically granted an exclusive franchise in each local service area to a single dominant carrier, often a former subsidiary of AT&T known as a Regional Bell Operating Company, or RBOC, which owned the entire local exchange network and operated a virtual monopoly in the provision of most local exchange services in most locations in the United States. The RBOCs, following some recent consolidation, now consist of BellSouth, Verizon, Qwest Communications and SBC Communications.

Among other things, the Telecom Act preempts state and local governments from prohibiting any entity from providing communications service, which has the effect of eliminating prohibitions on entry that existed in almost half of the states at the time the Telecom Act was enacted. At the same time, the Telecom Act preserved state and local jurisdiction over many aspects of local telephone service and, as a result, we are subject to varying degrees of federal, state and local regulation.

We believe that the Telecom Act provided the opportunity to accelerate the development of competition at the local level by, among other things, requiring the incumbent carriers to cooperate with competitors’ entry into the local exchange market. To that end, ILECs are required to allow interconnection of their network with competitive networks. ILECs are further required by the Telecom Act to provide access to certain elements of their network to CLECs.

We have developed our business, including being designated as a common carrier, and designed and constructed our networks to take advantage of the features of the Telecom Act that require cooperation from the incumbent carriers and believe that the continued viability of the provisions relating to these matters is critical to the success of the competitive regime contemplated by the Telecom Act. There have been numerous attempts to revise or eliminate the basic framework for competition in the local exchange services market through a combination of federal legislation, adoption of new rules by the FCC, and challenges to existing and proposed regulations by the incumbent carriers. We anticipate that Congress will consider a range of proposals to modify the Telecom Act over the next few years, including some proposals that could restrict or eliminate our access to elements of the ILECs’ network, although we consider it unlikely, based on statements of both telecommunications analysts and Congressional leaders, that Congress would reverse the fundamental policy of encouraging competition in communications markets.

Congress is also likely to consider legislation that would address the impact of the Internet on the current framework in the Telecom Act. Such legislation could seek to make unregulated VoIP and Internet providers subject to regulatory fees and taxes currently assessed on regulated communications service providers. Since we are already regulated and are subject to these fees and taxes, such legislation could remove a potential competitive advantage enjoyed by some other VoIP providers.

Federal regulation

The FCC regulates interstate and international communications services, including access to local communications networks for the origination and termination of these services. We provide interstate and international services on a common carrier basis. The FCC requires all common carriers to receive an authorization to construct and operate communications facilities and to provide or resell communications services, between the United States and international points. We have secured authority from the FCC for the installation, acquisition and operation of our wireline network facilities to provide facilities-based domestic and international services.

The FCC imposes extensive economic regulations on ILECs due to their ability to exercise market power. The FCC imposes less regulation on common carriers without market power including, to date, CLECs. Unlike incumbent carriers, we are not currently subject to price cap or rate of return regulation, which leaves us free to set our own prices for end user services subject only to the general federal guidelines that our charges for interstate and international services be just, reasonable and non-discriminatory. We have filed tariffs with the FCC containing interstate rates we charge to other carriers for access to our network, also called interstate access charges. The rates we can charge for interstate access, unlike our end user services, are limited by FCC rules. We are also required to file periodic reports, to pay regulatory fees based on our interstate revenues and to comply with FCC regulations concerning the content and format of our bills, the process for changing a customer’s subscribed carrier and other consumer protection matters. The FCC has authority to impose monetary forfeitures and to condition or revoke a carrier’s operating authority for violations of these requirements. Our operating costs are increased by the need to assure compliance with these regulatory obligations.

The Telecom Act is intended to increase competition. Specifically, the Telecom Act opens the local services market by requiring ILECs to permit interconnection to their networks and establishing ILEC obligations with respect to interconnection with the networks of other carriers, provision of services for resale, unbundled access to elements of the local network, arrangements for local traffic exchange between both incumbent and competitive carriers, number portability, access to phone numbers, access to rights-of-way, dialing parity and colocation of communications equipment in incumbent central offices. ILECs are required to negotiate in good faith with carriers requesting any or all of these arrangements. If the negotiating carriers cannot reach agreement within a prescribed time, either carrier may request binding arbitration of the disputed issues by the state regulatory commission. Where an agreement has not been reached, ILECs remain subject to interconnection obligations established by the FCC and state communications regulatory commissions.

The Telecom Act also eliminated provisions of prior law restricting the RBOCs from providing long distance services and engaging in communications equipment manufacturing. The Telecom Act permitted the RBOCs to provide long distance service to customers outside of states in which the RBOC provides local telephone service, immediately upon its enactment. It also permitted an RBOC to enter the long distance market within its local telephone service area upon showing that certain statutory conditions have been met and obtaining FCC approval. The FCC has approved RBOC petitions for in-region long-distance for every state in the nation, and each RBOC is now permitted to offer long-distance service to its local telephone customers. RBOCs have recently petitioned the FCC to remove some of the conditions they had to meet to obtain long-distance approval, including in particular conditions that impose obligations to provide access to RBOC broadband UNEs beyond what the FCC has required in its Triennial Review Order, which is discussed below in more detail. We do not know whether the FCC will grant any such relief. We do not currently use any UNEs obtained exclusively under these RBOC long-distance entry conditions, but we may seek to do so in the future if other options for obtaining UNEs are foreclosed by changes in regulations.

Triennial Review Order and Appeals. As discussed above, we rely on provisions of the Telecom Act that require the ILECs to provide competitors access to elements of their local network on an unbundled basis, known as UNEs. The Telecom Act requires that the FCC consider whether competing carriers would be impaired in their ability to offer telecommunications services without access to particular UNEs.

The “Triennial Review Order” substantially revised its rules interpreting and enforcing these requirements, while maintaining the general regulatory framework under which we purchase our UNEs. However, the March 2004 Court Decision required the FCC to reconsider portions of its Order, and as a result the FCC further revised the rules in a “Remand Order” adopted in late 2004, effective March 11, 2005. The FCC also issued interim rules that required ILECs to continue providing UNEs under the former rules during the period between the Court Decision and March 11.

The Triennial Review Order denied competitors access to ILEC packet switching capabilities provided over some fiber loop facilities and severely restricted their access to fiber loops to homes and other “primarily residential” locations such as apartment buildings. We currently do not use any ILEC switching or fiber-to-the-home UNEs, so we were not materially affected by this ruling, although the FCC’s reference to “predominantly residential” premises conceivably could restrict our access to some small business customers. The FCC ruling also adopted new eligibility requirements for the use of EELs. Under these rules, a carrier seeking to purchase an EEL must certify that each circuit so purchased meets specific criteria designed to ensure that the circuit will be used to provide local exchange voice service. We believe, and are prepared to so certify, that all of our EEL circuits satisfy these criteria. These aspects of the Order were upheld by the Court Decision.

The FCC Remand Order decided that ILECs will no longer be required to provide access to unbundled circuit switching capabilities, which previously allowed resale carriers to offer a local dial tone service known as the UNE Platform, or UNE-P, at incremental cost-based rates. These resale carriers will be permitted to continue purchasing existing UNE-P arrangements for a period of one year after March 11, 2005, after which they will have to either convert their customers to other arrangements or discontinue serving them. We do not use ILEC circuit switching in our network, so we were not affected directly by this development, but limitations on the availability of UNE Platform may make it more difficult for resale CLECs to compete against our services.

The FCC Remand Order for the most part required that ILECs continue to make access available to competitors for the high capacity loop and transport UNEs we use. However, the new rules placed new conditions and limitations on the ILECs’ obligation to unbundle these elements.

ILECs have to continue providing unbundled T-1 loops at cost-based rates, except in central offices serving more than 38,000 or more business lines in which four or more fiber-based competitors have colocated. Because many of our customers are located in high-density central business districts, some of our existing T-1 loops may be affected by this new limitation. An ILEC also does not have to provide more than 10 T-1 loops to any single building, even in an area in which T-1 loops are unbundled. A 12-month transition period from March 11, 2005 is provided to transition any embedded T-1 loops that are no longer UNEs to another service. During the transition period, the circuit price is increased to 115% of the rate previously paid by the carrier.

ILECs also have to continue providing both T-1 and DS-3 transport circuits, except on routes connecting certain high-traffic central offices. For T-1 transport (including transport as a component of a T-1 EEL), the exception applies if both central offices serve at least 38,000 business lines or have four or more fiber-based colocators. For DS-3 transport, the exception applies if both central offices serve at least 24,000 business access lines or have three or more colocators. Again, because of the nature of the markets we serve, many of the T-1 EELs and DS-3 transport circuits we use may be affected by this exception. There is also a cap of 12 DS-3 transport circuits available on an unbundled basis from an ILEC on any given route, even where the high-traffic exception does not apply. A 12-month transition period from March 11, 2005, is provided for any current UNE transport that is no longer available as a UNE under the new rules. During the transition period, the circuit price is increased to 115% of the rate previously paid by the carrier.

The new FCC rules are subject to ongoing court challenges. We cannot predict the results of future court rulings, or how the FCC may respond to any such rulings, or any changes in the availability of UNEs as the result of future legislative or regulatory decisions.

We expect that access to current and new customer locations will continue to be available to us regardless of future changes in the FCC rules, although not necessarily at current prices. All ILECs are required, independent of the UNE rules, to offer us some form of T-1 loop and transport services. It is possible that the FCC may establish rates for some of these services at levels that are comparable to current UNE rates, or that we may be able to negotiate reasonable prices for these services through commercial negotiations with ILECs. However, we cannot assure you that either of these possibilities will occur. If all other options were unavailable, we would have to pay retail special access rates for these services.

TELRIC Proceeding. In late 2003, the FCC initiated a proceeding to address the methodology used to price UNEs and to determine whether the current methodology—total element long-run incremental cost, or TELRIC—should be modified. Specifically, the FCC is evaluating whether adjustments should be made to permit ILECs to recover their actual embedded costs and whether to change the time horizon used to project the forward looking costs. The FCC is unlikely to adopt any changes to its rules within the next year, but we cannot be certain as to either the timing or the result of the agency’s action.

Special Access Proceeding. When it recently revised its UNE rules, the FCC also released a Notice of Proposed Rulemaking, or NPRM, to initiate a comprehensive review of rules governing the pricing of special access service offered by ILECs subject to price cap regulation (including BellSouth, SBC, Qwest, Verizon and some other ILECs). To the extent we are no longer able to obtain certain T-1 loops and DS-3 transport circuits as UNEs, we may choose to obtain equivalent circuits as special access, in which case our costs will be determined by the ILECs’ special access pricing. Special access pricing by the major ILECs currently is subject to price cap rules as well as pricing flexibility rules which permit these carriers to offer volume and term discounts and contract tariffs (Phase I pricing flexibility) and remove special access service in a defined geographic area from price caps regulation (Phase II pricing flexibility) based on showings of competition. The NPRM tentatively concludes that the FCC should continue to permit pricing flexibility where competitive market forces are sufficient to constrain special access prices, but it will undertake an examination of whether the current triggers for pricing flexibility (based on certain levels of colocation by competitors within the defined geographic area) accurately assess competition and have worked as intended. The NPRM also asks for comment on whether certain aspects of ILEC special access tariff offerings (e.g., basing discounts on previous volumes of service; tying nonrecurring charges and termination penalties to term commitments; and imposing use restrictions in connection with discounts), are unreasonable. Given the early stage of the proceeding, we cannot predict the impact, if any, the NPRM will have on our cost structure.

Intercarrier Compensation. In 2001, the FCC initiated a proceeding to address intercarrier compensation issues; that is, rules that require one carrier to make payment to another carrier for access to the other’s network. In its notice of proposed rulemaking, the FCC sought comment on some possible advantages of moving from the current rules to a bill and keep structure for all traffic types in which carriers would recover costs primarily from their own customers, not from other carriers. In February 2005, the FCC requested further comments on these issues and on several specific proposed plans for restructuring intercarrier compensation. We currently have negotiated bill and keep arrangements with other local carriers for the exchange of local traffic, so we have no revenue exposure associated with reciprocal compensation for local traffic. We do, however, collect revenue for access charges relating to the origination and termination of long distance traffic with other carriers. If the FCC were to move to a mandatory bill and keep arrangement for this traffic or to a single cost based rate structure, at significantly lower rates than we currently charge, our revenues would be reduced. We believe, however, that we have much less reliance on this type of revenue than many other competitive providers because the vast majority of our revenue derives from our end user customers. We also consider it likely that, if the FCC does adopt a bill and keep regime, it will provide some opportunity for carriers to adjust other rates to offset lost access revenues. We cannot predict either the timing or the result of this FCC rulemaking.

There are also several petitions before the FCC that could potentially affect our interstate access charges. Specifically, if the FCC disallows inclusion of certain functionality in the rates that competitive carriers may assess, it would result in lower revenue associated with access charges. These developments are not expected to have a material effect on us because of the relatively small portion of our revenue derived from these charges.

Regulatory Treatment of VoIP. In February 2004, the FCC initiated a proceeding to address the appropriate regulatory framework for VoIP providers. Currently, the status of VoIP providers is not clear, although a report issued by the FCC in 1998 suggests that some forms of VoIP may constitute “telecommunications services” that are subject to regulation as common carriers under federal law. The 1998 report also suggested, however, that this regulatory treatment would not apply until after the FCC determined which specific services were subject to regulation. The new FCC proceeding will attempt to determine what, if any, regulation is appropriate for VoIP providers and whether the traffic carried by these providers will be subject to access charges. The principal focus of this rulemaking is on whether VoIP providers should be subject to some or all of the regulatory obligations of common carriers. These include, for example, requirements to provide access to 911 emergency services, to permit duly authorized law enforcement officials to monitor communications and to contribute to the cost of the FCC’s universal service program. Since we have already undertaken these obligations, this FCC rulemaking could require VoIP entrants that do not currently operate as common carriers to share some of the same burdens as us. It is also possible that we might be able to avail ourselves of lighter regulation in some regards once the FCC clarifies the regulatory framework and requirements. However, we rely upon our common carrier status for our ability to interconnect with ILEC networks and obtain access to elements of those networks at incremental cost-based rates. Therefore, we will not seek to operate in any manner inconsistent with our status as a regulated common carrier under the Telecom Act, even if such an option becomes available under new FCC rules.

Wireline Broadband Classification Proceedings. In 2002, the FCC initiated a proceeding to examine whether it should reclassify ILECs’ provision of broadband Internet access services as subject to Title I of the Telecom Act instead of the common carrier obligations of Title II. Depending on how the FCC interprets the Telecom Act and applies it to ILEC services, it might be possible for this proceeding to affect competitive access to ILEC broadband facilities, since those competitive access rights arise under Title II of the Telecom Act. At this time, however, the FCC does not appear to be considering any action in this proceeding that would affect our access to ILEC facilities used to provide voice telephone services, which includes virtually all ILEC facilities we currently use. The FCC was recently reversed by the Ninth Circuit U.S. Court of Appeals in a closely related case in which the FCC classified cable modem service as not subject to Title II, and which is currently being reviewed by the U.S. Supreme Court. It is not clear when or how the FCC might resolve the wireline broadband classification proceeding.

Non-Dominant Classification Proceeding. In 2001, the FCC initiated a proceeding to determine whether ILECs should be reclassified as non-dominant in provision of broadband services. The primary impact of this reclassification would be that ILECs’ rates would not be subject to extensive tariffing and rate regulation. We are not a customer of ILEC retail broadband services and therefore would not be affected directly by deregulation of these services. Changes in these regulations could, however, increase the ability of the ILECs to compete against our services.

State regulation

State agencies exercise jurisdiction over intrastate telecommunications services, including local telephone service and in-state toll calls. Colorado, Georgia, Illinois and Texas each have adopted statutory and regulatory schemes that require us to comply with telecommunications certification and other regulatory requirements. To date, we are authorized to provide intrastate local telephone, long-distance telephone and operator services in Colorado, Georgia and Texas, as well as in 11 other states where we are not yet operational. As a condition to providing intrastate telecommunications services, we are required, among other things, to:

•  file and maintain intrastate tariffs or price lists describing the rates, terms and conditions of our services;

•  comply with state regulatory reporting, tax and fee obligations, including contributions to intrastate universal service funds; and

•  comply with, and to submit to, state regulatory jurisdiction over consumer protection policies (including regulations governing customer privacy, changing of service providers and content of customer bills), complaints, transfers of control and certain financing transactions.

Generally, state regulatory authorities can condition, modify, cancel, terminate or revoke certificates of authority to operate in a state for failure to comply with state laws or the rules, regulations and policies of the state regulatory authority. Fines and other penalties may also be imposed for such violations. As we expand our operations, the requirements specific to any individual state will be evaluated to ensure compliance with the rules and regulations of each state.

In addition, the states have authority under the Telecom Act to determine whether we are eligible to receive funds from the federal universal service fund. They also have authority to approve or (in limited circumstances) reject agreements for the interconnection of telecommunications carriers’ facilities with those of the ILEC, to arbitrate disputes arising in negotiations for interconnection and to interpret and enforce interconnection agreements. In exercising this authority, the states determine the rates, terms and conditions under which we can obtain access to those loop and transport UNEs that are required to be available under the FCC rules. The states may re-examine these rates, terms and conditions from time to time. In the past, we have benefited from state review of UNE-L rates in Georgia, Colorado and Texas, although we cannot assure you that this trend will continue.

State governments and their regulatory authorities may also assert jurisdiction over the provision of intra-state IP communications services where they believe that their telecommunications regulations are broad enough to cover regulation of IP services. Various state regulatory authorities have initiated proceedings to examine the regulatory status of IP telephony services. We operate as a regulated carrier subject to state regulation, rules and fees, and therefore do not expect to be affected by these proceedings. The FCC proceeding on VoIP is expected to address, among other issues, the appropriate role of state governments in the regulation of these services.

Local regulation

In certain locations, we are required to obtain local franchises, licenses or other operating rights and street opening and construction permits to install, expand and operate our telecommunications facilities in the public rights-of-way. In some of the areas where we provide services, we pay license or franchise fees based on a percentage of gross revenues. Cities that do not currently impose fees might seek to impose them in the future, and after the expiration of existing franchises, fees could increase. Under the Telecom Act, state and local governments retain the right to manage the public rights-of-way and to require fair and reasonable compensation from telecommunications providers, on a competitively neutral and non-discriminatory basis, for use of public rights-of-way. As noted above, these activities must be consistent with the Telecom Act and may not have the effect of prohibiting us from providing telecommunications services in any particular local jurisdiction. In certain circumstances we may be subject to local fees associated with construction and operation of telecommunications facilities in the public rights of way. To the extent these fees are required, we comply with requirements to collect and remit the fees.

Management

Directors, executive officers and other key employees

The following table sets forth information concerning our directors and executive officers as of May 1, 2005:

Name	Age	Position
James F. Geiger	46	Chairman, President and Chief Executive Officer

J. Robert Fugate	44	Executive Vice President and Chief Financial Officer

Robert R. Morrice	57	Executive Vice President, Sales and Service

Richard J. Batelaan	39	Chief Operations Officer

Christopher C. Gatch	33	Vice President and Chief Technical Officer

Henry C. Lyon	40	Vice President and Chief Accounting Officer

Joseph Oesterling	38	Vice President and Chief Information Officer

Brooks A. Robinson	33	Vice President and Chief Marketing Officer

Brian E. Craver	36	Vice President, Sales

Anthony M. Abate	40	Director

John Chapple	52	Director

Douglas C. Grissom	38	Director

D. Scott Luttrell	50	Director

James N. Perry, Jr	44	Director

Robert Rothman	52	Director

James F. Geiger has been our Chairman, President and Chief Executive Officer since he founded Cbeyond in 1999. Prior to founding Cbeyond, Mr. Geiger was Senior Vice President and Chief Marketing Officer of Intermedia Communications. Mr. Geiger was also in charge of Digex, Intermedia’s complex web-hosting organization, since acquisition and until just prior to its carve-out IPO. Before he joined Intermedia, Mr. Geiger was a founding principal and CEO of FiberNet, a metropolitan area network provider, which was sold to Intermedia in 1996. In the 1980’s Mr. Geiger held various sales and marketing management positions at Frontier Communications, Inc. He began his career at Price Waterhouse (now PricewaterhouseCoopers LLP) and received a bachelor’s degree in public accounting and pre-law from Clarkson University. In addition, Mr. Geiger currently serves as Vice Chairman of the board of directors of Comptel/ALTS, the leading trade association representing competitive facilities-based telecommunications services providers, and formerly served as Chairman of ALTS, prior to its merger with Comptel.

J. Robert Fugate has been our Executive Vice President and Chief Financial Officer since 2000. Mr. Fugate leads our financial and accounting operations, business development and investor relations, and is a founder of Cbeyond. From 1988 until the founding of Cbeyond, Mr. Fugate served as chief financial officer for several telecommunications and technology companies, including Splitrock Services, Inc., a nationwide Internet and data network services provider, and Mobile Telecommunication Technologies Corp. (later SkyTel Communications Corp.), or Mtel, an international provider of wireless data services. In 1997, approximately a year after Mr. Fugate left Mtel, private plaintiffs brought a class action alleging insider trading, misleading statements and other federal securities law violations against Mtel, six of its executive officers, including Mr. Fugate, and one of its directors. The action primarily related to the feasibility of Mtel’s two-way paging product and capacity constraints on its one-way paging system. The action was settled in 1998 prior to any deposition of Mr. Fugate. Prior to joining to Cbeyond, Mr. Fugate oversaw numerous public securities offerings, as well as other financial transactions, and was previously an investment banker at Prudential-Bache Securities. He began his career at Mobile Communications Corporation of America. Mr. Fugate received an MBA from Harvard Business School and a bachelor’s degree from the University of Mississippi.

Robert R. Morrice has been our Executive Vice President, Sales and Service since 1999. Mr. Morrice oversees the launch, sales and delivery of our products and services. Prior to co-founding Cbeyond, Mr. Morrice was vice president of retail sales and an officer of Intermedia Communications. Prior to Intermedia, Mr. Morrice served at Sprint Communications in a variety of positions, including Southeast regional director for National Accounts, and led sales efforts for Precision Systems, Inc., a Florida-based telecommunications software company. Mr. Morrice has a bachelor’s degree in social sciences from Campbell University and a master’s degree in education psychology from Wayne State University.

Richard J. Batelaan has been our Chief Operations Officer since 2001. Mr. Batelaan manages our operations units including customer care, field operations, systems operations, network operations, network planning, provisioning, service activation and ILEC relations. Before joining us in 2001, Mr. Batelaan was co-founder and chief operations officer of BroadRiver Communications, a provider of VoIP, Internet access and VPN services, from 1999 to 2001. In 2001, BroadRiver Communications filed for bankruptcy and ceased operations. Previously, Mr. Batelaan spent 12 years with BellSouth, a regional ILEC based in Atlanta. Mr. Batelaan moved to the Internet services arm of the company, BellSouth.net, where he served in numerous roles including director of network operations, director of engineering, vice president of operations and chief operations officer. Mr. Batelaan has a bachelor’s degree in electrical engineering from the Georgia Institute of Technology and a master’s degree in information networking from Carnegie-Mellon University.

Christopher C. Gatch joined us in 1999 and is our Chief Technology Officer. Prior to co-founding Cbeyond, Mr. Gatch was vice president of business development, later becoming vice president of product development and then vice president of engineering. Before joining us, Mr. Gatch worked at Intermedia Communications, where his last role was senior director of strategic marketing, focusing on research and development of VoIP alternatives for the company. He also serves on the board of the Cisco BTS 10200 Users Group and the Service Provider Board of the International Packet Communications Consortium (IPCC), which provides leadership on projects that are of importance to carriers and service providers. Mr. Gatch has a bachelor’s degree in computer engineering from Clemson University and a master’s degree in the management of technology from the Georgia Institute of Technology.

Henry C. Lyon has been our Vice President, Finance and Chief Accounting Officer since 2004. Prior to joining us, Mr. Lyon was vice president and corporate controller and chief accounting officer for World Access, Inc., a provider of international long distance service focused on markets in Europe, from 2000 to 2004. In April 2001, World Access, Inc. filed for bankruptcy and commenced liquidation proceedings. Mr. Lyon also held positions as vice president and corporate controller for Nova Corporation, as principal for Broadstreet Development Company, LLC and as audit manager for Ernst & Young LLP. Mr. Lyon graduated from the University of Georgia in 1986 with a bachelor degree in Business Administration in Accounting.

Joseph Oesterling joined us in 2000 and is responsible for the development and support of all of our operational support systems (OSS). He also oversees billing operations and business intelligence solutions. Before joining us, Mr. Oesterling held leadership roles in information technology with Capital One, Security Capital Group, Booz-Allen & Hamilton, Sony and IBM. Mr. Oesterling is a member of the User Steering Committee for Daleen and a member of the Customer Advisory Board for NeuStar. Mr. Oesterling holds an MBA from the University of Texas at Austin and a bachelor of science degree in computer science from Purdue University.

Brooks A. Robinson joined us in 2000 and serves as our Chief Marketing Officer. He leads our marketing organization, including business strategy, product marketing, sales operations and communications. Prior to co-founding Cbeyond, Mr. Robinson worked for Cambridge Strategic Management Group (CSMG), a strategy consulting firm in Boston, where he managed consulting engagements that focused on strategy development and business case due diligence for the telecom and high tech sectors. Previously, Mr. Robinson managed consulting engagements for Deloitte Consulting in Toronto and held various engineering positions at Nortel Networks in Ottawa. Mr. Robinson holds a bachelor of applied science degree in electrical engineering and management science from the University of Waterloo (Canada) and the University of Queensland (Australia).

Brian E. Craver joined us in 1999 and serves as our Vice President of Sales, where he is responsible for our direct and indirect sales channels, sales operations and sales analysis. Prior to co-founding CBeyond, Mr. Craver was senior director of ISP sales for Intermedia Communications. Previously, Mr. Craver was a business services manager for Sprint Corporation and held sales positions with Telus Communications. Mr. Craver studied engineering and business finance at Florida State University.

Anthony M. Abate became a director in 2000 as a designee of Battery Ventures. Mr. Abate has recently served as a General Partner of Ironside Ventures and has over 19 years of experience in media, communication services and technology fields. Prior to joining Cbeyond, he was a General Partner at Battery Ventures where he led several investments, including Battery’s investment in Cbeyond. Prior to Battery, Mr. Abate was a Vice President at Whitney & Co. Mr. Abate also spent five years at McKinsey & Company, focusing on leading telecom, cellular, cable and Internet companies. Prior to business school, Mr. Abate was an officer in the United States Air Force, where he led technical development initiatives in data communications and advanced computational platform. Mr. Abate received a BSE in Electrical Engineering from Duke University (summa cum laude) and an MBA from Harvard Business School with honors.

John Chapple became a director in March 2004. Mr. Chapple has served as President, Chief Executive Officer and Chairman of the board of directors of Nextel Partners and its subsidiaries since August 1998. Mr. Chapple has over 24 years of experience in the wireless communications and cable television industries. From 1978 to 1983, he served on the senior management team of Rogers Cablesystems before moving to American Cablesystems as senior vice president of operations from 1983 to 1988. From 1988 to 1995, he served as executive vice president of operations for McCaw Cellular Communications and subsequently AT&T Wireless Services following the merger of those companies. From 1995 to 1997, Mr. Chapple was the president and chief operating officer for Orca Bay Sports and Entertainment in Vancouver, B.C. Orca Bay owned and operated Vancouver’s National Basketball Association and National Hockey League sports franchises in addition to the General Motors Place sports arena and retail interests. Mr. Chapple is the past chairman of Cellular One Group and the Personal Communications Industry Association, past vice-chairman of the Cellular Telecommunications & Internet Association and has been on the Board of Governors of the NHL and NBA. Mr. Chapple is currently on the Syracuse University Maxwell School Board of Advisors and the Fred Hutchinson Cancer Research Business Alliance board of governors. Mr. Chapple received a bachelor’s degree from Syracuse University and a graduate degree from Harvard University’s advanced Management Program.

Douglas C. Grissom became a director in 2000 as a designee of Madison Dearborn Partners. Prior to joining Madison Dearborn Partners, Mr. Grissom was with Bain Capital, Inc., McKinsey & Company, Inc. and Goldman, Sachs & Co. Mr. Grissom concentrates on investments in the communications industry and currently serves on the boards of directors of Intelsat, Ltd. and Great Lakes Dredge & Dock Corporation. Mr. Grissom received a bachelor’s degree from Amherst College and an MBA from Harvard Business School.

D. Scott Luttrell became a director in 2000 and is the designee of Battery Ventures, Madison Dearborn Partners and Vantage Point Venture Partners. Mr. Luttrell is the founder of LCM Group, Inc., an investment company based in Tampa, Florida and specializing in funds management and financial consulting services, alternative asset, private equity and real estate investing. Since 1988, Mr. Luttrell has served as CEO of LCM Group, Inc. Mr. Luttrell served from 1991 through 2000 as principal and senior officer of Caxton Associates, LLC, a New York based diversified investment firm. Mr. Luttrell’s responsibilities with Caxton included Senior Trading Manager, Director of Global Fixed Income and a senior member of the firm’s portfolio risk management committee. Mr. Luttrell has diverse investment experience in private equity, foreign exchange, fixed income and the alternative investment asset class. Prior to joining Caxton, Mr. Luttrell was a member at the Chicago Board of Trade, where he was involved in various trading and investment activities as an officer and partner of Chicago based TransMarket Group and related entities. Mr. Luttrell received a bachelor’s degree in Business Administration/Finance from Southern Methodist University in Dallas, Texas.

James N. Perry, Jr. became a director in 2000 as a designee of Madison Dearborn Partners. Mr. Perry serves as a managing director at Madison Dearborn Partners, which he co-founded. Previously, Mr. Perry was with First Chicago Venture Capital. Mr. Perry concentrates on investments in the communications industry and currently serves on the boards of directors of Band-X, Cinemark, Inc., Intelsat, Ltd., Madison River Telephone Company and Nextel Partners. Mr. Perry received his bachelor’s degree from the University of Pennsylvania and his MBA from the University of Chicago.

Robert Rothman became a director in 2004 as a designee of certain of our investors. Mr. Rothman is Chairman and Chief Executive Officer of Black Diamond Group, Inc. and Chairman of Bank of St. Petersburg Holdings, Inc. in Tampa, Florida. He was Chairman of the Board and Chief Executive Officer of Consolidated International Group, Inc., which owned and operated insurance companies in Europe and North America, from 1987 to 1999. Prior to founding the Consolidated Group of companies in 1987, he was Executive Vice President and Chief Financial Officer of Beneficial Insurance Group. Mr. Rothman is a member of the Advisory Council for the University of Chicago Graduate School of Business; Vice-Chairman of the Board of H. Lee Moffitt Cancer Center & Research Institute Hospital, Inc.; and Chairman of the Board of Trustees of the Academy of the Holy Names. Mr. Rothman obtained a B.A. Degree in Economics from Queens College of the City University of New York and an MBA in Finance from the University of Chicago, Graduate School of Business.

Board of directors

Our board of directors has responsibility for our overall corporate governance and meets regularly throughout the year. Our bylaws permit our board of directors to establish by resolution the authorized number of directors, and eight directors are currently authorized. Upon the completion of this offering we will have eight authorized directors, consisting of Messrs. Geiger, Abate, Chapple, Grissom, Luttrell, Perry and Rothman and an outside director to be determined.

We have entered into a shareholders agreement with each of Madison Dearborn Partners, Battery Ventures and Vantage Point Venture Partners, which permit each of them to appoint designated directors to serve as members of our board. Each designated director will remain a member of the board following the completion of this offering until his or her successor is duly elected and qualified or until his or her death, resignation, retirement, disqualification, removal or otherwise. Of our directors who will serve following the completion of the offering, Madison Dearborn Partners has designated Messrs. Grissom and Perry; Battery Ventures has designated Mr. Abate; each of Madison Dearborn Partners, Battery Ventures and Vantage Point Venture Partners has designated Mr. Luttrell; and certain holders of our stock have designated Mr. Rothman. These rights to appoint designated directors under the shareholders agreement will terminate upon the completion of this offering.

Upon completion of this offering, our board of directors will be divided into three classes. One class will be elected at each annual meeting of stockholders for a term of three years. The Class I directors, whose term will expire at the 2005 annual meeting of stockholders, are Messrs. Geiger and Abate. We expect to appoint one more Class I director prior to the completion of this offering who will be independent under the listing standards of the Nasdaq Stock Market and the rules of the Securities and Exchange Commission, or SEC. The Class II directors, whose term will expire at the 2006 annual meeting of stockholders, are Messrs. Chapple, Grissom and Luttrell. The Class III directors, whose term will expire at the 2007 annual meeting of stockholders are Messrs. Perry and Rothman. At each annual meeting of stockholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or special meeting held in lieu thereof and until their successors are duly elected and qualified. Executive officers are elected by and serve at the direction of our board of directors. There are no family relationships between any of our directors or executive officers.

Committees of the board of directors

We are managed under the direction of our board of directors. Upon completion of this offering, our board of directors will have an audit committee and compensation committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues. We will adopt new charters for the audit committee and compensation committee, as well as corporate governance guidelines prior to the completion of this offering. We will not have a nominating committee or similar committee.

Audit committee

Upon completion of this offering, the audit committee will consist of Messrs. Grissom, Luttrell and Rothman, and a new director meeting the independence standards of the Nasdaq Stock Market and the SEC. Our board of directors has determined that Mr. Rothman is “financially sophisticated” as required by the rules of the Nasdaq Stock Market and Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and is an “audit committee financial expert” as defined by the rules and regulations of the SEC and any similar requirements of the Nasdaq Stock Market. The functions of this committee will include:

•  meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•  appointing the independent auditors, determining the compensation of the independent auditors and pre-approving the engagement of the independent auditors for audit or non-audit services;

•  having oversight of our independent auditors, including reviewing the independence and quality control procedures and the experience and qualifications of our independent auditors’ senior personnel that are providing us audit services;

•  meeting with the independent auditors and reviewing the scope and significant findings of the audits performed by them, and meeting with management and internal financial personnel regarding these matters;

•  reviewing our financing plans, the adequacy and sufficiency of our financial and accounting controls, practices and procedures, the activities and recommendations of our auditors and our reporting policies and practices, and reporting recommendations to our full board of directors for approval;

•  establishing procedures for the receipt, retention and treatment of complaints regarding internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

•  following the completion of this offering, preparing the reports required by the rules of the SEC to be included in our annual proxy statement.

Each of our independent auditors and our financial personnel will have regular private meetings with this committee and will have unrestricted access to this committee.

Compensation committee

Upon completion of this offering, the compensation committee will consist of Messrs. Abate and Grissom. The functions of this committee will include:

•  establishing overall employee compensation policies and recommending to our board major compensation programs;

•  reviewing and approving the compensation of our corporate officers and directors, including salary and bonus awards;

•  administering our various employee benefit, pension and equity incentive programs;

•  reviewing executive officer and director indemnification and insurance matters; and

•  following the completion of this offering, preparing an annual report on executive compensation for inclusion in our proxy statement.

Compensation committee interlocks and insider participation

The compensation committee of our board of directors consists of Messrs. Abate and Grissom. During 2004:

•  none of the members of the compensation committee was an officer (or former officer) or employee of ours or any of our subsidiaries;

•  none of the members of the compensation committee entered into (or agreed to enter into) any transaction or series of transactions with us or any of our subsidiaries in which the amount involved exceeded $60,000;

•  none of our executive officers was a director or compensation committee member of another entity an executive officer of which served on our compensation committee; and

•  none of our executive officers served on the compensation committee (or another board committee with similar functions) of another entity an executive officer of which served as a director on our board of directors.

Director compensation

Historically, we have not provided compensation to our directors, although we have reimbursed the out-of-pocket expenses they have incurred to attend board meetings. Upon the completion of this offering, our outside directors, Messrs. Abate, Chapple, Luttrell and Rothman, will be paid annual retainers of $10,000 each for all services rendered. They may elect to receive their annual retainer in cash, options to purchase our stock, or a combination of the two. In addition, such directors receive $1,000 for each board meeting attended in person and $500 for each board meeting attended telephonically. Those directors serving three-year terms have received 100,000 options at an exercise price of fair market value as of the date granted, of which one-third cliff vest on the one year anniversary; and those serving one-year terms received approximately 33,333 options at an exercise price of fair market value as of the date granted. We do not maintain a medical, dental or retirement benefits plan for these directors.

Our chairman, Mr. Geiger, is employed by us and is not separately compensated for his service as a director.

Executive compensation

The following table sets forth the cash and non-cash compensation paid by us or on our behalf to our chief executive officer and each of the four other most highly compensated executive officers, or, collectively, the named executive officers, as of December 31, 2004:

Summary compensation table

		Annual Compensation
Name and Principal Position	Year	Salary($)	Bonus($)
James F. Geiger Chairman, President and Chief Executive Officer	2004	256,000	47,955

J. Robert Fugate Executive Vice President and Chief Financial Officer	2004	200,000	36,537

Robert R. Morrice Executive Vice President, Sales and Service	2004	200,000	36,537

James T. Markle(1) Executive Vice President, Networks and Technology	2004	200,000	37,537

Richard J. Batelaan Chief Operations Officer	2004	167,723	30,143

(1) We deeply regret that Mr. Markle passed away in March 2005.

Option grants in 2004

We did not grant any stock appreciation rights or options to purchase shares of our common stock to any of the named executive officers in 2004.

Employee benefit plans

2005 Equity Incentive Award Plan

We intend to adopt a 2005 Equity Incentive Award Plan, or the 2005 plan, that will become effective prior to the consummation of this offering. The principal purposes of the 2005 plan are to provide incentives for our officers, employees and consultants, as well as the officers, employees and consultants of any of our subsidiaries. We believe that grants of options, restricted stock and other awards will stimulate their personal and active interest in our development and financial success, and induce them to remain in our employ or continue to provide services to us. In addition to awards made to officers, employees or consultants, the 2005 plan permits us to grant options to our directors.

Under the 2005 plan,                      shares of our common stock (or the equivalent in other equity securities) are initially reserved for issuance upon exercise of options, stock appreciation rights, or SARs, and other awards, or upon vesting of restricted stock awards or restricted stock units. The number of shares initially reserved for issuance under the 2005 plan will be increased by:

•                      shares representing the shares remaining available for issuance under our 2002 Equity Incentive Plan and our 2000 Stock Incentive Plan as of the date of our initial public offering, plus

•  those shares represented by awards under our 2002 Equity Incentive Plan and our 2000 Stock Incentive Plan that are forfeited, expire or are cancelled on or after the completion of our initial public offering.

In addition, the 2005 plan contains an evergreen provision that allows for an annual increase in the number of shares available for issuance under the plan on the first day of each of our fiscal years during the     -year period beginning in fiscal year 2006. Under this evergreen provision, the annual increase in the number of shares shall be equal to the lesser of:

•                      % of our outstanding capital stock on the first day of the relevant fiscal year;

•                      shares; and

•  an amount determined by our board of directors.

No individual may be granted awards under the 2005 plan representing more than      shares in any calendar year.

The principal features of the 2005 plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2005 plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration. The compensation committee of our board of directors will administer the 2005 plan. To administer the 2005 plan, our compensation committee must consist of at least three members of our board of directors, each of whom is an “outside director,” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, a non-employee director for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, or the

Exchange Act, and an independent director within the meaning of the Nasdaq marketplace and New York Stock Exchange Rules, and, with respect to awards that are intended to constitute performance-based compensation under Section 162(m) of the Code, an outside director for purposes of Section 162(m). Subject to the terms and conditions of the 2005 plan, our compensation committee has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2005 plan. Our compensation committee is also authorized to adopt, amend or rescind rules relating to administration of the 2005 plan. Our board of directors may at any time abolish the compensation committee and revest in itself the authority to administer the 2005 plan.

Eligibility. Options, SARs, restricted stock and other awards under the 2005 plan may be granted to individuals who are then our officers or employees or are the officers or employees of any of our subsidiaries. Such awards may also be granted to our directors and consultants. Only employees may be granted incentive stock options, or ISOs.

Awards. The plan provides that our compensation committee may grant or issue stock options, stock appreciation rights, or SARs, restricted stock, restricted stock units, dividend equivalents, performance awards, stock payments and other stock related benefits, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•  Nonqualified Stock Options, or NQSOs, will provide for the right to purchase shares of our common stock at a specified price which, except with respect to NQSOs intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code, may be less than fair market value on the date of grant (but not less than par value), and usually will become exercisable (at the discretion of our compensation committee) in one or more installments after the grant date, subject to the participant’s continued employment with us and/or subject to the satisfaction of our performance targets and individual performance targets established by our compensation committee. NQSOs may be granted for any term specified by our compensation committee.

•  Incentive Stock Options, or ISOs, will be designed to comply with the provisions of the Internal Revenue Code and will be subject to specified restrictions contained in the Internal Revenue Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee’s termination of employment, and must be exercised within the 10 years after the date of grant, but may be subsequently modified to disqualify them from treatment as ISOs. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must expire upon the fifth anniversary of the date of its grant.

•  Restricted Stock may be granted to participants and made subject to such restrictions as may be determined by our compensation committee. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions are not met. In general, restricted stock may not be sold, or otherwise transferred, until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will receive dividends, if any, prior to the time when the restrictions lapse.

•  Restricted Stock Units may be awarded to participants, typically without payment of consideration, but subject to vesting conditions based on continued employment or on performance criteria established by our compensation committee. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•  Stock Appreciation Rights may be granted in connection with stock options or other awards, or separately. SARs granted by our compensation committee in connection with stock options or other awards typically will provide for payments to be holder based upon increases in the price of our common stock over the exercise price of the related option or other awards, but alternatively may be based upon criteria such as book value. Except as required by Section 162(m) of the Internal Revenue Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Internal Revenue Code, there are no restrictions specified in the plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by our compensation committee in the SAR agreements. Our compensation committee may elect to pay SARs in cash or in common stock or in a combination of both.

•  Dividend Equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the stock options, SARs or other awards held by the participant.

•  Performance Awards may be granted by our compensation committee on an individual or group basis. Generally, these awards will be based upon specific performance targets and may be paid in cash or in common stock or in a combination of both. Performance awards may include “phantom” stock awards that provide for payments based upon increases in the price of our common stock over a predetermined period. Performance awards may also include bonuses that may be granted by our compensation committee on an individual or group basis and which may be payable in cash or in common stock or in a combination of both.

•  Stock Payments may be authorized by our compensation committee in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the key employee or consultant.

Corporate Transactions. In the event of a change of control where the acquiror does not assume or replace awards granted under the 2005 plan, awards issued under the 2005 plan will be subject to accelerated vesting such that 100% of such award will become vested and exercisable or payable, as applicable. Under the 2005 plan, a change of control is generally defined as:

•  the transfer or exchange in a single or series of related transactions by our stockholders of more than 50% of our voting stock to a person or group;

•  a merger or consolidation in which we are a party, other than a merger or consolidation which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities;

•  the sale, exchange, or transfer of all or substantially all of our assets; or

•  our liquidation or dissolution.

Securities Laws and Federal Income Taxes. The 2005 plan is designed to comply with various securities and federal tax laws as follows:

•  Securities Laws. The 2005 plan is intended to conform with all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the Securities and Exchange Commission thereunder, including without limitation, Rule 16b-3. The 2005 plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

•  General Federal Tax Consequences. Under current federal laws, in general, recipients of awards and grants of NQSOs, SARs, restricted stock, restricted stock units, dividend equivalents, performance awards, and stock payments under the plan are taxable under Section 83 of the Internal Revenue Code upon their receipt of common stock or cash with respect to such awards or grants and, subject to Section 162(m) of the Internal Revenue Code, we will be entitled to an income tax deduction with respect to the amounts taxable to such recipients. Under Sections 421 and 422 of the Internal Revenue Code, recipients of ISOs are generally not taxable on their receipt of common stock upon their exercises of ISOs if the ISOs and option stock are held for specified minimum holding periods and, in such event, we are not entitled to income tax deductions with respect to such exercises. Participants in the 2005 plan will be provided with detailed information regarding the tax consequences relating to the various types of awards and grants under the 2005 plan.

•  Section 162(m) Limitation. In general, under Section 162(m) of the Internal Revenue Code, income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for certain executive officers exceeds $1,000,000 (less the amount of any “excess parachute payments” as defined in Section 280G of the Internal Revenue Code) in any one year. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” established by an independent compensation committee that is adequately disclosed to, and approved by, stockholders. In particular, stock options and SARs will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the 2005 plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations which are privately held and which become publicly held in an initial public offering, the 2005 plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of:

•  the material modification of the 2005 plan;

•  the issuance of all employer stock and other compensation that has been allocated under the 2005 plan; or

•  the first meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering occurs.

After the transition date, rights or awards granted under the 2005 plan, other than options and SARs, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders. Thus, we expect that such other rights or awards under the plan will not constitute performance-based compensation for purposes of Section 162(m).

We have attempted to structure the 2005 plan in such a manner that, after the transition date the compensation attributable to stock options and SARs which meet the other requirements of Section 162(m) will not be subject to the $1,000,000 limitation. We have not, however, requested a ruling from the IRS or an opinion of counsel regarding this issue.

2002 Equity Incentive Plan

We adopted our 2002 Equity Incentive Plan in November 2002. We have reserved a total of 14,000,000 shares of our common stock for issuance under the 2002 plan. As of December 31, 2004, options to purchase a total of 78,566 shares of our common stock had been exercised, options to purchase 11,163,398 shares of our common stock were outstanding and 2,758,036 shares of our common stock remained available for grant. As of December 31, 2004, the outstanding options were exercisable at a weighted average exercise price of $1.23 per share.

The maximum number of shares that may be subject to awards granted under the 2002 plan to any individual in any calendar year cannot exceed 10,000,000.

After the completion of this offering, no additional options will be granted under the 2002 plan and all options granted under the 2002 plan that expire without having been exercised or are cancelled will become available for grant under the 2005 plan.

The principal features of the plan are summarized below, but the summary is qualified in its entirety by reference to the 2002 plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration. The compensation committee of our board of directors administers the 2002 plan. To administer the 2002 plan, our compensation committee must be constituted as described above in connection with the 2005 Equity Incentive Award Plan. Subject to the terms and conditions of the 2002 plan, our compensation committee has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2002 plan. Our compensation committee is also authorized to adopt, amend or rescind rules relating to administration of the 2002 plan. Our board of directors may at any time abolish the compensation committee and revest in itself the authority to administer the 2002 plan.

Eligibility. Options and restricted stock under the 2002 plan may be granted to individuals who are then our officers or employees or are the officers or employees of any of our subsidiaries. Such awards may also be granted to our directors or consultants. Only employees may be granted ISOs.

Awards. The 2002 plan provides that our compensation committee may grant or issue stock options or restricted stock or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•  Nonqualified Stock Options provide for the right to purchase shares of our common stock at a specified price which, except with respect to NQSOs intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code, may be no less than 85% of the fair market value on the date of grant, and usually will become exercisable (at the discretion of our compensation committee) in one or more installments after the grant date, subject to the participant’s continued employment with us and/or subject to the satisfaction of our performance targets and individual performance targets established by our compensation committee. Under the 2002 plan, in the case of an NQSO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2002 plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the NQSO must expire upon the fifth anniversary of the date of its grant. NQSOs may be granted for a maximum 10 year term.

•  Incentive Stock Options are designed to comply with the provisions of the Internal Revenue Code and will be subject to specified restrictions contained in the Internal Revenue Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee’s termination of employment, and must be exercised within the 10 years after the date of grant, but may be subsequently modified to disqualify them from treatment as ISOs. Under the 2002 plan, in the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2002 plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must expire upon the fifth anniversary of the date of its grant.

•  Restricted Stock may be granted to participants and made subject to such restrictions as may be determined by our compensation committee. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions are not met. In general, restricted stock may not be sold, or otherwise transferred, until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will receive dividends, if any, prior to the time when the restrictions lapse.

Corporate Transactions. In the event of a change of control where the acquiror does not assume or replace awards granted under the 2002 plan, awards issued under the 2002 plan will be subject to accelerated vesting such that 100% of such award will become vested and exercisable or payable, as applicable. Under the 2002 plan, a change of control is generally defined as:

•  a merger or consolidation in which we are a party, other than a merger or consolidation which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities;

•  the sale, exchange, or transfer of 50% or more of our assets; or

•  our dissolution, liquidation or winding-up.

Securities Laws and Federal Income Taxes. The 2002 plan is also designed to comply with various securities and federal tax laws as described above in connection with the 2005 Equity Incentive Award Plan.

2000 Stock Incentive Plan. We have reserved a total of                      shares of common stock for issuance under our 2000 Stock Incentive Plan. As of March 31, 2005, options to purchase a total of              shares of common stock had been exercised, options to purchase              shares of common

stock were outstanding and              shares of common stock remained available for grant. As of March 31, 2005, the outstanding options were exercisable at a weighted average exercise price of approximately $                     per share.

After the completion of our initial public offering, no additional options will be granted under the 2000 plan and all options granted under the 2000 plan that expire without having been exercised or are cancelled will become available for grant under the 2005 plan.

The principal features of the plan are summarized below. This summary is qualified in its entirety by reference to the 2000 plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration. The compensation committee of our board of directors administers the 2000 plan. To administer the 2000 plan, our compensation committee must be constituted as described above in connection with the 2005 Equity Incentive Award Plan. Subject to the terms and conditions of the 2000 plan, our compensation committee has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2000 plan. Our compensation committee is also authorized to adopt, amend or rescind rules relating to administration of the 2000 plan. Our board of directors may at any time abolish the compensation committee and revest in itself the authority to administer the 2000 plan.

Eligibility. Options and restricted stock awards under the 2000 plan may be granted to individuals who are then our officers or employees or are the officers or employees of any of our subsidiaries. Such awards may also be granted to our directors or consultants. Only employees may be granted ISOs.

Awards. The 2000 plan provides that our compensation committee may grant or issue stock options or restricted stock or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•  Nonqualified Stock Options provide for the right to purchase shares of our common stock at a specified price which, except with respect to NQSOs intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code, may be no less than 85% of the fair market value on the date of grant, and usually will become exercisable (at the discretion of our compensation committee) in one or more installments after the grant date, subject to the participant’s continued employment with us and/or subject to the satisfaction of our performance targets and individual performance targets established by our compensation committee. Under the 2000 plan, in the case of an NQSO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2000 plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the NQSO must expire upon the fifth anniversary of the date of its grant. NQSOs may be granted for a maximum 10 year term.

•  Incentive Stock Options are designed to comply with the provisions of the Internal Revenue Code and will be subject to specified restrictions contained in the Internal Revenue Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee’s termination of employment, and must be exercised within the 10 years after the date of grant, but may be subsequently modified to disqualify them from treatment as ISOs. Under the 2000 plan, in the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2000 plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must expire upon the fifth anniversary of the date of its grant.

•  Restricted Stock may be granted to participants and made subject to such restrictions as may be determined by our compensation committee. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions are not met. In general, restricted stock may not be sold, or otherwise transferred, until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will receive dividends, if any, prior to the time when the restrictions lapse.

Corporate Transactions. In the event of a change of control where the acquiror does not assume or replace awards granted under the 2000 plan, awards issued under the 2002 plan will be subject to accelerated vesting such that 100% of such award will become vested and exercisable or payable, as applicable. Under the 2000 plan, a change of control is generally defined as:

•  a merger or consolidation in which we are a party, other than a merger or consolidation which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities;

•  the sale, exchange, or transfer of 50% or more of our assets; or

•  our dissolution, liquidation or winding-up.

Securities Laws and Federal Income Taxes. The 2000 plan is also designed to comply with various securities and federal tax laws as described above in connection with the 2005 plan.

Executive purchase agreements

Messrs. Geiger, Fugate, Morrice and Batelaan are at-will employees. We have entered into executive purchase agreements with each of our named executive officers under which these officers each purchased securities which became shares of our common stock in our November 2002 recapitalization. Each of these executive purchase agreements provides for:

•  time-based vesting of the common stock, all of which has vested;

•  payment to the executive of 100% of his annual compensation and accelerated vesting of 20% of the unvested common stock and other securities, if any, in the event that the executive is terminated without cause or if the executive resigns with good reason;

•  immediate vesting of all of the unvested common stock and other securities, if any, if the executive is terminated without cause or resigns with good reason within twelve months after certain change of control events;

•  accelerated vesting of the executive’s unvested common stock and other securities, if any, so that 60% of the common stock purchased by the executive pursuant to the agreement has vested (if not already vested to that percentage) if the executive’s employment is terminated by death or disability; and

•  nondisclosure of our confidential information and non-solicitation of our employees and a one-year non-compete after the termination of the executive’s employment with us.

Certain relationships and related transactions

Registration rights agreement

We have entered into a registration rights agreement with some of our stockholders. Under the agreement, the holders of our preferred stock have rights to register shares of our capital stock. For three years after this offering, holders of registrable securities, as defined in the agreement, will have the right to require us to effect registration under the Securities Act of their registrable securities, subject to specific value minimums and our board of directors’ right to defer the registration for a period of up to 180 days. These stockholders also have the right to cause us to register their securities on Form S-3 when it becomes available to us if they propose to register securities having a value of at least $10 million, subject to the board of directors’ right to defer the registration for a period of up to 90 days. In addition, if we propose to register securities under the Securities Act, then the stockholders who are party to the agreement will have a right (which they have waived for this offering), subject to quantity limitations we determine, or determined by underwriters if the offering involves an underwriting, to request that we register their registrable securities. We will bear all registration expenses (but only up to $50,000 for registrations on Form S-3) incurred in connection with registrations. We have agreed to indemnify the investors against liabilities related to the accuracy of the registration statement used in connection with any registration effected under the agreement.

Stockholders agreement

We have entered into an agreement with some of our stockholders that, among other things, provides them with the right to designate some members of our board of directors and contains certain transfer restrictions on our shares. The stockholders agreement will terminate by its terms upon consummation of this offering.

Executive purchase agreements

We have agreements with our named executive officers, as described in “Management—Executive purchase agreements.”

Relationship with Cisco Capital and Cisco Systems

Cisco Capital, our principal lender and one of our principal stockholders, is affiliated with a major supplier of equipment to us. In the year ended December 31, 2004, we purchased $13.5 million of equipment and services from Cisco Systems through financing from Cisco Capital.

We are a party to a credit agreement with Cisco Capital under which we currently owe $             million. As of March 31, 2005, the effective interest rate under our credit facility for all borrowings outstanding was 6.56%. When we entered into the credit agreement with Cisco Capital, we granted warrants and other rights to Cisco Capital that, upon the consummation of this offering, will permit Cisco Capital to acquire up to              shares of our common stock at any time on or before March 31, 2010 at an exercise price of $0.01 per share. We are currently in compliance with all conditions, restrictions, and covenants contained in the credit facility. In accordance with an arrangement we have with Cisco Capital, we expect to use proceeds of this offering to terminate our credit facility with Cisco Capital and to repay all outstanding principal and accrued interest, at which time we will have no outstanding indebtedness.

Principal and selling stockholders

The following table provides summary information regarding the beneficial ownership of our outstanding capital stock as of March 31, 2005, after giving effect to a              for              stock split, for;

•  each of the executive officers named in the Summary Compensation Table;

•  each of our directors;

•  each person or group who beneficially owns more than 5% of our capital stock;

•  all of our directors and executive officers as a group; and

•  each selling stockholder.

Except as otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned. The address for each director and executive officer is c/o Cbeyond Communications, Inc., 320 Interstate North Parkway, Suite 300, Atlanta, Georgia 30339.

Name of Beneficial Owner	Shares Beneficially Owned Before this Offering (1)		Shares to be Sold in this Offering	Shares Beneficially Owned After this Offering (1)
	Number	Percent		Number	Percent
Executive Officers and Directors
James F. Geiger
J. Robert Fugate
Robert R. Morrice
Richard J. Batelaan
Brian E. Craver
Christopher C. Gatch
Henry C. Lyon
Brooks A. Robinson
Joseph Oesterling
Anthony M. Abate
Douglas C. Grissom (3)
D. Scott Luttrell (4)
James N. Perry, Jr. (5).
John Chapple
Robert Rothman (6)
All directors and executive officers as a group (15 persons)

Beneficial owners of 5% or more
MDCP-Cbeyond Investors, LLC (7)
VantagePoint Venture Partners (8)
Battery Ventures (9)
Cisco Systems Capital Corporation (10)
BVCF IV (11)
MSDW Capital Investments, Inc (12)

* Less than 1% beneficial ownership.

(1) Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, to our knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by the stockholder. The number of shares beneficially owned by a person includes shares of common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 2005 and not subject to repurchase as of that date. Shares issuable pursuant to options and warrants are deemed outstanding for calculating the percentage ownership of the person holding the options and warrants but are not deemed outstanding for the purposes of calculating the percentage ownership of any other person.

(2) For purposes of this table, the number of shares of common stock outstanding as of March 31, 2005 is deemed to be             . For purposes of calculating the percentage beneficially owned by any person, shares of common stock issuable to such person upon the exercise of any options or warrants exercisable within 60 days of March 31, 2005 are also assumed to be outstanding.

(3) Includes shares owned by MDCP-Cbeyond Investors, LLC. Mr. Grissom is a Director of Madison Dearborn Partners, a member of MDCP-Cbeyond Investors, LLC, and as such shares voting and investment power with other directors of the member. Mr. Grissom disclaims beneficial ownership of the shares owned by MDCP-Cbeyond Investors, LLC.

(4) Mr. Luttrell is the Chief Executive Officer and founder of LCM Group, Inc. 118 Capital Fund, Inc. owns                      shares; LCM Profit Sharing Plan owns                      shares; and 2514 Multi-Strategy Fund LP owns                      shares. 118 Capital Fund, Inc., LCM Profit Sharing Plan and 2514 Multi-Strategy Fund LP are part of an affiliated group of investment partnerships commonly controlled by LCM Group, Inc. Mr. Luttrell disclaims beneficial ownership of the shares owned by such entities.

(5) Includes shares owned by MDCP-Cbeyond Investors, LLC. Mr. Perry is a Managing Director of Madison Dearborn Partners, a member of MDCP-Cbeyond Investors, LLC, and as such shares voting and investment power with other directors of the member. Mr. Perry disclaims beneficial ownership of the shares owned by MDCP-Cbeyond Investors, LLC.

(6) Includes shares owned by Black Diamond Capital II, LLC. Mr. Rothman is Chairman and Chief Executive Officer of Black Diamond Capital II, LLC, and as such shares voting and investment power with respect to such shares. Mr. Rothman disclaims beneficial ownership of the shares owned by Black Diamond Capital II, LLC.

(7) Includes                      shares owned by MDCP-Cbeyond Investors, LLC;                      shares owned by Madison Dearborn Special Equity III, LP;                      shares owned by Special Advisors Fund I LLC; and                      shares owned by Madison Dearborn Capital Partners III. MDCP-Cbeyond Investors, LLC, Madison Dearborn Special Equity III, LP, Special Advisors Fund I LLC and Madison Dearborn Capital Partners III, LP are part of an affiliated group of investment partnerships and limited liability companies commonly controlled by Madison Dearborn Partners. The address of this stockholder is c/o Madison Dearborn Partners, Three First National Plaza, Suite 3800, Chicago, IL 60602.

(8) Includes                      shares owned by VantagePoint Venture Partners III(Q), LP;                      shares owned by VantagePoint Venture Partners III, LP;                      shares owned by VantagePoint Venture Partners IV(Q), LP;                      shares owned by VantagePoint Ventures Partners IV, LP; and                      shares owned by VantagePoint Venture Partners IV Principals Fund, LP. VantagePoint Venture Partners III(Q), LP, VantagePoint Venture Partners III, LP, VantagePoint Venture Partners IV(Q), LP, VantagePoint Ventures Partners IV, LP and Venture Partners IV Principals Fund, LP are part of an affiliated group of investment partnerships commonly controlled by VantagePoint Venture Partners. The address of this stockholder is c/o VantagePoint Venture Partners, 444 Madison Avenue, 39th Floor, New York, NY 10022.

(9) Includes                      shares owned by Battery Ventures V, LP;                      shares owned by Battery Ventures Convergence Fund, LP; and                      shares owned by Battery Investment Partners V, LLC. Battery Ventures V, LP, Battery Ventures Convergence Fund, LP and Battery Investment Partners V, LLC are part of an affiliated group of investment partnerships and limited liability companies commonly controlled by Battery Ventures. The address of this stockholder is c/o Battery Ventures, 20 William Street, Suite 200, Wellesley, MA 02481.

(10) Includes warrants to purchase                      shares of common stock. The address of this stockholder is 6005 Plumas Street, Suite 101, Reno, NV 89509.

(11) Includes shares owned by Adams Street Partners, LLC, which is the general partner of BVCF IV. The address of this stockholder is c/o Adams Street Partners, One North Wacker Dr., Suite 2200, Chicago, IL 60606.

(12) The address of this stockholder is c/o MSDW Capital Investments, Inc., Metalmark Capital LLC, 1177 Avenue of the Americas, 40th floor, New York, NY 10036.

Description of capital stock

Upon completion of the offering, our authorized capital stock will consist of              shares of common stock, $.01 par value and              shares of preferred stock, $.01 par value, the rights and preferences of which may be designated by the board of directors. The following description of our capital stock is only a summary and is qualified in its entirety by reference to the actual terms and provisions of the capital stock contained in our third restated certificate of incorporation, which will become effective as of the completion of this offering, and our bylaws, which were amended in                      2004. As of March 31, 2005, there were 601,294 shares of our common stock issued and outstanding, 48,139,684 shares of Series B preferred stock issued and outstanding and 5,573,748 shares of Series C preferred stock issued and outstanding. As of March 31, 2005, the preferred stock was convertible into 70,043,761 shares of common stock. All of the preferred stock will automatically convert into shares of common stock immediately prior to the completion of this offering. The number of shares of common stock our preferred stock converts into at the time of the offering will be 70,043,761 shares plus an additional number of shares based on the dividends that accrue on the preferred stock between March 31, 2005 and the date of this offering.

Common stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of our company, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares that we offer in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. Upon the closing of this offering, there will be no shares of preferred stock outstanding.

Preferred stock

Immediately prior to the completion of this offering, all of our outstanding Series B and Series C preferred stock will convert into common stock. After the completion of this offering, the board of directors will be authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of              shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of our company. We have no present plans to issue any shares of preferred stock.

Warrants

As of March 31, 2005, there were warrants outstanding to purchase a total of 2,793,713 shares of common stock. The warrant to purchase 2,768,744 shares at $0.01 per share and the warrant to purchase 24,969 shares at $1.00 per share will both expire in March 2010.

Certain anti-takeover, limited liability and indemnification provisions

As noted above, our board of directors, without stockholder approval, has the authority under our certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control of our company or make removal of management more difficult.

Election and Removal of Directors. Our certificate and bylaws provides for the division of our board of directors into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by our stockholders. Directors may be removed only for cause. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of the board of directors, as it generally makes it more difficult for stockholders to replace a majority of directors.

Stockholder Meetings. Our bylaws provide that the stockholders may not call a special meeting of our stockholders. Instead, only the board of directors, the chairman of the board or the president will be able to call special meetings of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or one of its committees.

Delaware Anti-Takeover Law. We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Our second amended and restated certificate of incorporation will state that we have elected not to be governed by Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a “business combination,” as defined in clause (c)(3) of that section, with an “interested stockholder,” as defined in clause (c)(5) of that section, for a period of three years after the time the stockholder became an interested stockholder.

Limitation of Officer and Director Liability and Indemnification Arrangements. Our certificate limits the liability of our directors to the maximum extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•  any breach of their duty of loyalty to the corporation or its stockholders;

•  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•  unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•  any transaction from which the director derived an improper personal benefit.

This charter provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws. The certificate also generally provides that we shall indemnify, to the fullest extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding by reason of the fact that he is or was a director or officer of ours, or is or was serving at our request as a director, officer, employee or agent of another entity, against expenses incurred by him in connection with such proceeding. An officer or director shall not be entitled to indemnification by us if:

•  the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, our best interests; or

•  with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his conduct was unlawful.

Our charter and bylaw provisions and provisions of Delaware law may have the effect of delaying, deterring or preventing a change of control of our company.

Transfer agent and registrar

                     is the transfer agent and registrar for the common stock.

Nasdaq national market

We have applied for the qualification of our common stock on the Nasdaq National Market under the symbol “CBEY.”

United States federal income tax consequences to non-United States holders

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders of the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. This summary is applicable only to non-U.S. holders who hold our common stock as a capital asset (generally, an asset held for investment purposes). We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•   banks, insurance companies, or other financial institutions;

•   persons subject to the alternative minimum tax;

•   tax-exempt organizations;

•   dealers in securities or currencies;

•   traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•   partnerships or other pass-through entities or investors in such entities;

•   “controlled foreign corporations,” “passive foreign corporations,” “foreign personal holding companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•   U.S. expatriates or former long-term residents of the United States;

•   persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•   persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their tax advisors.

This discussion is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are a holder that, for U.S. federal income tax purposes, is not a U.S. person. For purposes of this discussion, you are a U.S. person if you are:

•   an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under Section 7701(b) of the Code;

•   a corporation or other entity taxable as a corporation for U.S. tax purposes created or organized in the United States or under the laws of the United States or of any state therein or the District of Columbia;

•   an estate whose income is subject to U.S. federal income tax regardless of its source; or

•   a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) which has made an election to be treated as a U.S. person.

Distributions

If distributions are made on shares of our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, where a tax treaty applies, are attributable to a U.S. permanent establishment maintained by you) are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of any allowable deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS in a timely manner.

Gain on Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless;

•   the gain is effectively connected with your conduct of a U.S. trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment maintained by you);

•   you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•   our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes (a “USRPHC”) at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses. You should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. These information reporting requirements apply even if withholding was not required. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in your country of residence.

Payments of dividends made to you will not be subject to backup withholding if you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding at a rate of up to 31%, with a current rate of 28%, may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Payments of the proceeds from a disposition of our common stock effected outside the United States by a non-U.S. holder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to such a payment if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, or a foreign partnership with certain connections with the United States, unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

Payments of the proceeds from a disposition of our common stock by a non-U.S. holder made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

Shares eligible for future sale

If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market following this offering, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Prior to this offering, there was no public market for our common stock. Upon completion of the offering, we will have outstanding an aggregate of              shares of our common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants. Of these shares, all of the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless those shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. This leaves shares eligible for sale in the public market as follows:

Number of Shares	Date
As of the date of this prospectus.

After 90 days from the date of this prospectus (subject, in some cases, to volume limitations).

At various times after 180 days from the date of this prospectus as described below under “Lock-up Agreements.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•  1% of the number of shares of our common stock then outstanding, which will equal approximately              shares immediately after this offering; or

•  the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Lock-up agreements

All of our officers and directors and substantially all of our stockholders have entered into lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock held by them as of the completion of this offering or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of at least 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. or J.P. Morgan Securities Inc. on behalf of the underwriters.

Options

Upon completion of this offering, stock options to purchase a total of              shares of our common stock will be outstanding. These stock options have a weighted average exercise price of $             and a weighted average of              years until expiration.

Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering approximately              shares of our common stock issued or issuable upon the exercise of stock options, subject to outstanding options or reserved for issuance under our employee and director stock benefit plans. Accordingly, shares registered under the registration statement will, subject to Rule 144 provisions applicable to affiliates, be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions or the contractual restrictions described above. See “Management—Employee Benefits Plans.”

Warrants

Upon completion of this offering, there will be warrants outstanding to purchase 2,768,744 shares of our common stock at $0.01 per share and 24,969 shares of our common stock at $1.00 per share, all of which will expire in March 2010.

Registration Rights

Upon completion of this offering, the holders of              shares of our common stock will have rights to require or participate in the registration of those shares under the Securities Act. The holder of a warrant to purchase              shares of our common stock will also be entitled to piggyback registration rights with respect to shares of our common stock issuable upon the exercise of such warrant. For a detailed description of certain of these registration rights see “Certain relationships and related transactions—Registration rights agreement.”

Underwriting

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc., have severally agreed to purchase from us the following respective number of shares of our common stock:

Underwriters	Number of Shares
J.P. Morgan Securities Inc.
Deutsche Bank Securities Inc.
UBS Securities LLC
Raymond James & Associates, Inc.
Thomas Weisel Partners LLC
ThinkEquity Partners LLC
Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent auditors, and that the underwriters will purchase all of the shares of our common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of our common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $             per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $             per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option to purchase up to              additional shares of our common stock from us, and the selling stockholders have granted to the underwriters an option to purchase up to an aggregate of              shares of our common stock from them. Each option is exercisable not later than 30-days after the date of this prospectus. Under each option, the underwriters may purchase up to              additional shares of our common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, and only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise either option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of the additional shares of our common stock subject to that option as the number of shares of our common stock to be purchased by it in the above table bears to the total number of shares of our common stock offered by this prospectus. We or the selling stockholders, as the case may be, will be obligated, pursuant to the option, to sell these additional shares of our common stock to the underwriters to the extent the relevant option is exercised. If any additional shares of our common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the              shares are being offered by this prospectus.

The underwriting discounts and commissions per share are equal to the public offering price per share of our common stock less the amount paid by the underwriters to us or to the selling stockholders, as the case may be, per share of our common stock. The underwriting discounts and commissions are         % of the initial public offering price. We and the selling stockholders each have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions payable by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts and commissions payable by the selling stockholders	$
Expenses payable by the selling stockholders	$	$	$	$

In addition, we estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $            .

We and the selling stockholders have each agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers and directors, and substantially all of our stockholders and holders of options and warrants to purchase our stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

If we release earnings results or announce material news during the last 17 days of the lock-up period, or if prior to the expiration of the lock-up period we announce that we will release earnings during the 15-day period following the last day of the lock-up period, then the lock-up period will be automatically extended until the end of the 18-day period beginning with the earnings release or material news announcement.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Pricing of this offering

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

•  prevailing market conditions;

•  our results of operations in recent periods;

•  the present stage of our development;

•  the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•  estimates of our business potential.

Legal matters

The validity of the shares of common stock offered hereby will be passed upon for us by our counsel, Latham & Watkins LLP, Washington, D.C. Various regulatory matters will be passed upon for us by Swidler Berlin LLP, Washington, D.C. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

Experts

The consolidated financial statements of Cbeyond Communications, Inc., and subsidiaries at December 31, 2003 and 2004, and for each of the three years in the period ended December 31, 2004, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement under the Securities Act of 1933, as amended, referred to as the Securities Act, with respect to the shares of our common stock offered by this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents. We have included copies of those documents as exhibits to the registration statement.

The registration statement and the exhibits thereto filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed by us with the SEC are also available at the SEC’s website at http://www.sec.gov. You may request copies of the filing, at no cost, by telephone at (678) 424-2400 or by mail at Cbeyond Communications, Inc., 320 Interstate North Parkway, Suite 300, Atlanta, Georgia 30339.

As a result of the offering, we and our stockholders will become subject to the proxy solicitation rules, annual and periodic reporting requirements, restrictions of stock purchases and sales by affiliates and other requirements of the Exchange Act. We are not currently subject to those requirements. We will furnish our stockholders with annual reports containing audited financial statements certified by independent auditors and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

Glossary

Access charges—The fees paid by long distance carriers to local exchange carriers for the local connections between the long distance carriers’ networks and the long distance carriers’ customers.

Application service provider (ASP)—A provider of software application capabilities to business users from centralized data centers via wide area networks usually through the Internet.

Asynchronous transfer mode (ATM)—A commercialized switching and transmission technology that is one of a general class of packet technologies that relay traffic by way of an address contained within the first five bits of a standard fifty-three bit-long packet or cell. ATM-based packet transport was specifically developed to allow switching and transmission of mixed voice, data, and video at varying rates. The ATM format can be used by many different information systems, including LANs.

Bill and keep—A system in which, in contrast to a reciprocal compensation system, the carrier billing the call keeps the entire amount of revenue collected for that call. We have bill and keep arrangements with ILECs for them to terminate local calls at no charge to us.

Business class features—Include call forwarding, call hunting, call transfer, call waiting, caller ID and three-way calling. Local number portability, SS7, operator service and directory assistance, and E911 are not considered business class features but are also supported by carriers deploying business class switches.

Central offices—A telecommunications center where switches and other telecommunications facilities are housed. Competitive access providers may connect with incumbent local exchange carrier networks either at this location or through a remote location.

Circuit-switch—A telecommunications switch that operates by establishing a dedicated circuit to complete a call, allocating full and exclusive use of the dedicated circuit for the duration of the call. For the duration of a call on a circuit-switched network, the circuit cannot be allocated for any other use irrespective of whether voice or data is actually being transmitted (e.g., during conversational pauses).

Colocation—The ability of a telecommunications carrier to interconnect its network to the incumbent local exchange carrier’s network by extending its facilities to the incumbent local exchange carrier’s central office. Physical colocation occurs when the interconnecting carrier places its network equipment within the incumbent local exchange carrier’s central offices. Virtual colocation is an alternative to physical colocation under which the incumbent local exchange carrier permits a carrier to interconnect its network to the ILEC’s network in a manner which is technically, operationally and economically comparable to physical colocation, even though the interconnecting carrier’s network connection equipment is not physically located within the central offices.

Competitive local exchange carrier (CLEC)—A company that provides local exchange services, including switched and dedicated service, in competition with the incumbent local exchange carrier.

Customer premises equipment (CPE)—Terminal equipment such as telephones, key systems, PBXs, modems, etc., connected to the telephone network and residing on the customer’s premises.

Customer relationship management (CRM)—Software, hardware, and networking used to improve dealings with customers by providing customers with one or more direct electronic interfaces for adds, moves, changes, and other configurations and communications.

Dedicated—Telecommunications lines dedicated to, or reserved for use by, a particular customer along predetermined routes (in contrast to links which are temporarily established).

DS-3 circuit—A digital transmission link with a total signaling speed of 44.736 Mbps.

DSL—Digital subscriber line.

E911 (Enhanced 911 services)—Enhanced 911 services offered by telephony providers provide caller location data, callback number and route the call directly to an emergency service dispatcher.

Enhanced extended link (EEL)—A combination of unbundled loop, multiplexing and concentrating equipment, and dedicated transport network elements.

Enhanced services—Communications and IT services such as email, virus and spam filtering, voice mail, web hosting, virtual private networking, security, storage and online self-service which are generally not offered by traditional communications providers.

Enterprise application integration (EAI)—Comprehensive set of software code underlying our entire front and back office systems architecture, with workflow and standard messaging and communications tools comprising the majority of the interfaces.

Facilities-based—Providers that offer service to their customers exclusively or predominantly over the provider’s own facilities. Typically, facilities-based providers operate their own switching networks and either build their own or lease last-mile facilities from the ILECs.

FCC—Federal Communications Commission.

Fiber—Fiber optic technology, transmits digital information by sending laser light pulses across glass strands. Fiber optic cable is the medium of choice for the telecommunications and cable industries. Fiber is immune to electrical interference and environmental factors that affect copper wiring and satellite transmission.

Incumbent local exchange carrier (ILEC)—The local phone companies, either an RBOC or an independent (such as Alltel) which provides local exchange services in geographical areas where they held a virtual monopoly prior to the passage of the Telecom Act.

Integrated access device (IAD). A hardware device that connects the customer’s equipment to our network and enables the provision of access for both voice and data service over one to three T-1 lines.

Internet—The name used to describe the global open network of computers that permits the exchange of information between computers connected to the network.

Internet Protocol (IP)—The networking protocol used over the Internet, or on a similar network with elements that have diverse hardware architectures, to track the address of nodes on the network, route outgoing messages, and recognize incoming messages.

Interexchange carrier (IXC)—A long distance carrier that provides services between local access and transport areas (the geographical areas within which local telephone service providers may offer telecommunications services), on an interstate or intrastate basis, or both.

Last mile—The access network that connects the operator to the end customer.

Local area network (LAN)—The interconnection of computers for the purpose of sharing files, programs and peripheral devices such as printers and high-speed modems. LANs may include dedicated computers or file servers that provide a centralized source of shared files and programs. LANs are generally confined to a single customer’s premises and may be extended or interconnected to other locations through the use of bridges and routers.

Local exchange—A geographic area defined by the appropriate state regulatory authority in which telephone calls generally are transmitted without toll charges to the calling or called party.

Local number portability (LNP)—A consumer’s ability to change its telecommunications provider without changing the consumer’s telephone number.

Managed services—Communications and IT services that are delivered by service providers to end users for a monthly recurring fee via a centrally managed IP platform and over secure broadband connections.

Mbps—Megabits (or millions of bits) per second, a measure of the information-carrying capacity or bandwidth of a circuit.

Non-facilities-based—Providers that do not operate their own facilities, but instead use the facilities of other providers exclusively. Non-facilities-based providers resell an already assembled retail service that is offered to them at a wholesale discount and re-brand these services to their end user customers. Also known as “resellers.”

Packetize—The process of digitizing voice or data, compressing the digital information, and dividing it up into discrete units or packets to be sent over a network to a remote location. Each packet receives a unique identification and carries its own destination address so that multiple packets can travel independently and by different routes along the network. When the packets arrive at the destination node, the packet’s sequence identification allows the destination node to reassemble the packet data in the proper sequence before presenting it to the target device. Information sent over an IP network is packetized.

Private branch exchange (PBX)—A customer owned and operated switch on customer premises, typically used by large businesses with multiple telephone lines.

Public switched telephone network (PSTN)—The switched network available to all users generally on a shared basis (i.e., not dedicated to a particular user). The local exchange telephone service networks operated by incumbent local exchange carriers are the largest and often the only public switched networks in a given locality.

QoS—Quality of service.

Reciprocal compensation—An arrangement in which two local exchange carriers agree to terminate traffic originating on each other’s networks in exchange for a negotiated level of compensation.

Regional Bell operating company (RBOC)—An incumbent local exchange carrier that is a former subsidiary of AT&T and that, before the Telecom Act, operated a virtual monopoly in the provision of most local exchange services in most locations in the United States. Following some recent consolidation, the RBOCs consist of BellSouth, Qwest Communications, SBC Communications and Verizon.

Session Internet Protocol (SIP)—An Internet Engineering Task Force (IETF) standard for initiating an interactive user session that involves multimedia elements such as voice, video and messaging.

Signaling system no. 7 (SS7)—A signaling network and protocol used globally to provide the point of interconnection between converging voice and data networks by defining the procedures and protocols by which network elements exchange call information in the PSTN.

Softswitch—A type of switch that was developed as a replacement for circuit switches in a traditional PSTN. Softswitches support multiple protocols, including IP and ATM, and can serve as gateways between circuit-switched PSTN and networks sending packetized information. Softswitches also are generally less expensive and space-economical than circuit switches.

Special access—A dedicated line provided by a local carrier from a customer to a long distance company.

Switch—A mechanical or electronic device that opens or closes data or voice circuits or selects the paths or circuits to be used for the transmission of such information. Switching is a process of linking different circuits to create a temporary transmission path between users.

Synchronous optical network (SONET)—A set of standards for optical communications transmission systems that define the optical rates and formats, signal characteristics, performance, management and maintenance information to be embedded within the signals and the multiplexing techniques to be employed in optical communications transmission systems.

T-1 line—A digital transmission link with a total signaling speed of 1.544 Mbps.

Telecom Act—The Telecommunications Act of 1996, a federal law enacted to promote competition and reduce regulation in the telecommunications industry for the purpose of encouraging rapid deployment of new telecommunications technologies. See “Government regulation.”

Tier 1 market—A large metropolitan market in the United States.

Time-division multiplexing (TDM)—A technique for transmitting multiple channels of separate data, voice and/or video signals simultaneously over a single communications medium by interleaving a piece of each signal one after another.

Total element long-run incremental cost (TELRIC)—An FCC-mandated method of determining the cost of telecommunications services based on the incremental cost of equipment and labor, excluding embedded cost of prior investment.

Unbundled network element (UNE)—The physical and functional network elements of ILECs that are required under the Telecom Act to be made available to CLECs on the basis of TELRIC cost. Network elements include loops, dedicated transport, circuit switching, signaling, and operational support systems, among other things. Under current FCC rules, ILECs are required to make available network elements only if the FCC or a state commission has found that CLECs would be “impaired” in their ability to offer competitive services without access to the particular element sought. A UNE can refer either to an unbundled local loop, or UNE-L (the type of UNE we deploy), as well as a complete set of UNEs forming an end-to-end circuit, or UNE-Ps (the type of UNE deployed by non-facilities-based providers).

Unbundled network element-loop (UNE-L)—High-capacity loop elements, such as T-1 circuits, leased from ILECs as an unbundled network element.

Unbundled network element-platform (UNE-P)—A complete set of UNEs including access, transport, switching, and connection functions, that forms an end-to-end circuit and provides all dial-tone functions to a user. UNE-Ps can be deployed by non-facilities-based providers.

Value added reseller (VAR)—An entity that typically packages standard products with software solutions for a specific industry, including both business partners that provide turn-key solutions and larger system integrators.

Virtual private network (VPN)—A portion of someone else’s network that is leased or acquired for use by the leasing or acquiring party in lieu of a dedicated network. VPNs are effective in support of enterprise data networking in organizations with large numbers of small sites and also offer flexibility and scalability because sites can be added or deleted with relative ease.

Voice over Internet Protocol (VoIP)—The transmission of voice conversations over a data network using Internet protocol. The data network may be the public Internet or a managed private network.

Index to consolidated financial statements

Years ended December 31, 2002, 2003 and 2004

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Cbeyond Communications, Inc.

We have audited the accompanying consolidated balance sheets of Cbeyond Communications, Inc. and Subsidiaries (the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders’ deficit and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 16(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2003 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Atlanta, Georgia

May 14, 2005

Cbeyond Communications, Inc. and Subsidiaries

Consolidated Balance Sheets

(Amounts in thousands, except per share amounts)

	December 31
	2003	2004
Assets
Current assets:
Cash and cash equivalents	$5,127	$22,860
Marketable securities	21,079	14,334
Accounts receivable, net of allowance for doubtful accounts of $1,033 and $785, respectively	4,175	5,356
Prepaid expenses	1,227	1,420
Other assets	635	1,047

Total current assets	32,243	45,017

Property and equipment, net	52,555	51,947
Long-term investments	267	567
Restricted cash equivalents	823	762
Deferred customer installation costs	597	525
Other assets	563	385

Total assets	$87,048	$99,203

Cbeyond Communications, Inc. and Subsidiaries

Consolidated Balance Sheets—(Continued)

(Amounts in thousands, except per share amounts)

	December 31
	2003	2004

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$5,773	$5,327
Accrued compensation and benefits	2,542	3,945
Accrued taxes	4,293	4,839
Accrued telecommunications costs	3,080	3,788
Accrued professional fees	640	862
Deferred rent	531	994
Deferred installation revenue	571	693
Other accrued expenses	858	1,791
Current portion of capital lease obligations	293	336
Current portion of long-term debt	11,422	13,666

Total current liabilities	30,003	36,241

Deferred installation revenue	597	525
Long-term portion of capital lease obligations	718	382
Long-term debt	56,206	56,665
Convertible Series B preferred stock, $0.01 par value; 59,000 shares authorized; 48,105 and 48,140 shares issued and outstanding in 2003 and 2004, respectively	54,835	62,068
Convertible Series C preferred stock, $0.01 par value; 6,000 shares authorized; 5,574 shares issued and outstanding	—	16,895
Stockholders’ deficit:
Common stock, $0.01 par value; 255,000 shares authorized, 482 and 512 shares issued and outstanding in 2003 and 2004, respectively	5	5
Deferred stock compensation	(1,432)	(1,210)
Additional paid-in capital	78,539	78,594
Accumulated deficit	(132,423)	(150,962)

Total stockholders’ deficit	(55,311)	(73,573)

Total liabilities and stockholders’ deficit	$87,048	$99,203

See accompanying notes.

Cbeyond Communications, Inc. and Subsidiaries

Consolidated Statements of Operations

(Amounts in thousands, except per share data)

	Year ended December 31
	2002	2003	2004

Revenue	$20,956	$65,513	$113,311

Operating expenses:
Cost of service (exclusive of depreciation and amortization of $6,672, $12,947, and $17,611, respectively, shown separately below)	11,558	21,815	31,725
Selling, general and administrative (exclusive of depreciation and amortization of $7,544, $8,324, and $5,036, respectively, shown separately below)	42,197	48,085	65,159
Write-off of public offering costs	—	—	1,103
Depreciation and amortization	14,216	21,271	22,647

Total operating expenses	67,971	91,171	120,634

Operating loss	(47,015)	(25,658)	(7,323)

Other income (expense):
Interest income	411	715	637
Interest expense	(4,665)	(2,333)	(2,788)
Gain recognized on troubled debt restructuring	4,338	—	—
Loss on disposal of property and equipment	(222)	(1,986)	(1,746)
Other income (expense), net	(35)	(220)	(236)

Net loss	(47,188)	(29,482)	(11,456)
Dividends accreted on preferred stock	(958)	(6,254)	(7,083)

Net loss attributable to common stockholders	$(48,146)	$(35,736)	$(18,539)

Net loss attributable to common stockholders per common share:
Basic and diluted	$(110.94)	$(79.95)	$(37.00)

Weighted average common shares outstanding:
Basic and diluted	434	447	501

See accompanying notes.

Cbeyond Communications, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Deficit

(Amounts in thousands)

	Common Stock		Additional Paid-in Capital	Deferred Compensation	Officer Notes Receivable	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Par Value
Balance at December 31, 2001	—	$—	$—	$—	$(300)	$(48,541)	$(48,841)
Conversion of Class A preferred stock to common stock	434	4	74,506	—	—	—	74,510
Issuance of warrants for common stock in connection with debt restructuring	—	—	2,657	—	—	—	2,657
Issuance of stock options to vendors for services	—	—	22	—	—	—	22
Forgiveness of notes receivable from officers	—	—	—	—	300	—	300
Accretion of preferred dividends	—	—	—	—	—	(958)	(958)
Accretion of issuance costs	—	—	(21)	—	—	—	(21)
Net and comprehensive loss	—	—	—	—	—	(47,188)	(47,188)

Balance at December 31, 2002	434	4	77,164	—	—	(96,687)	(19,519)
Exercise of stock options	48	1	48	—	—	—	49
Issuance of stock options to employees	—	—	1,477	(1,477)	—	—	—
Deferred stock compensation expense	—	—	—	21	—	—	21
Forfeiture of options	—	—	(24)	24	—	—	—
Accretion of preferred dividends	—	—	—	—	—	(6,254)	(6,254)
Accretion of issuance costs	—	—	(126)	—	—	—	(126)
Net and comprehensive loss	—	—	—	—	—	(29,482)	(29,482)

Balance at December 31, 2003	482	5	78,539	(1,432)	—	(132,423)	(55,311)
Exercise of stock options	30	—	30	—	—	—	30
Issuance of stock options to employees	—	—	191	(191)	—	—	—
Issuance of stock options to non-employees for services	—	—	78	(78)	—	—	—
Deferred stock compensation expense	—	—	—	375	—	—	375
Forfeiture of options	—	—	(116)	116	—	—	—
Accretion of preferred dividends	—	—	—	—	—	(7,083)	(7,083)
Accretion of issuance costs	—	—	(128)	—	—	—	(128)
Net and comprehensive loss	—	—	—	—	—	(11,456)	(11,456)

Balance at December 31, 2004	512	$5	$78,594	$(1,210)	$—	$(150,962)	$(73,573)

See accompanying notes.

Cbeyond Communications, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Year ended December 31
	2002	2003	2004
Operating activities
Net loss	$(47,188)	$(29,482)	$(11,456)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	14,216	21,271	22,647
Provision for doubtful accounts	1,107	1,369	2,393
Loss on disposal of property and equipment	222	1,986	1,746
Non-cash portion of interest expense	390	—	—
Compensation expense from forgiveness of officer notes receivable	300	—	—
Interest expense offset by reduction in carrying value in excess of principal	(449)	(2,578)	(2,281)
Write-down of marketable securities to fair value	—	220	235
Gain recognized on troubled debt restructuring	(4,338)	—	—
Non-cash stock compensation expense	—	21	362
Issuance of stock options to vendors for services	22	—	13
Changes in operating assets and liabilities:
Accounts receivable	(3,061)	(2,971)	(3,574)
Prepaid expenses and other current assets	(567)	(3)	(603)
Other receivables	304	—	—
Other assets	(720)	(183)	516
Accounts payable	2,382	180	(446)
Accrued employee benefits	402	1,333	1,403
Other accrued expenses	2,909	2,901	2,994
Other liabilities	479	41	(72)

Net cash provided by (used in) operating activities	(33,590)	(5,895)	13,877

Cbeyond Communications, Inc. and Subsidiaries

Consolidated Statements of Cash Flows—(Continued)

(Amounts in thousands)

	Year ended December 31
	2002	2003	2004

Investing activities
Purchases of property and equipment	(5,190)	(9,083)	(10,192)
Increase from restricted cash equivalents	124	193	61
Purchases of marketable securities	(7,074)	(14,492)	(11,790)
Proceeds from asset disposals	20	7	—
Redemption of marketable securities	—	28,000	18,000

Net cash provided by (used in) investing activities	(12,120)	4,625	(3,921)

Financing activities
Proceeds from long-term debt	7,023	5,959	1,003
Repayment of long-term debt and capital leases	(471)	(5,081)	(9,861)
Proceeds from issuance of preferred stock, net	42,112	—	16,917
Repayment of officer loan	50	—	—
Proceeds from exercise of stock options	—	49	30
Financing issuance costs	(828)	—	(312)

Net cash provided by financing activities	47,886	927	7,777

Net increase (decrease) in cash and cash equivalents	2,176	(343)	17,733
Cash and cash equivalents at beginning of year	3,294	5,470	5,127

Cash and cash equivalents at end of year	$5,470	$5,127	$22,860

Supplemental disclosure
Interest paid	$4,662	$4,910	$5,070

Non-cash purchases of property and equipment	$23,257	$17,122	$13,549

See accompanying notes.

Cbeyond Communications, Inc. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2004

(Amounts in thousands, except per share amounts)

1.	Description of Business

Cbeyond Communications, Inc., a privately held communications service provider, was incorporated on March 28, 2000 in Delaware, for the purpose of providing voice and broadband data services to small and medium size business users in major metropolitan areas across the United States. As of December 31, 2004, these services were provided in the metropolitan Atlanta, Georgia; Dallas, Texas; Houston, Texas; and Denver, Colorado areas.

Until November 1, 2002, Cbeyond Communications, Inc. was a wholly-owned subsidiary of Cbeyond Investors LLC (“Investors LLC”), a holding company. On November 1, 2002, Investors LLC was merged with and into Cbeyond Communications, Inc. As of and prior to that date, Investors LLC had no operations or assets other than its ownership of Cbeyond Communications, Inc. (See Note 5).

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Cbeyond Communications, Inc. and its wholly-owned subsidiaries (collectively, the “Company”). All significant intercompany balances and transactions have been eliminated in the consolidation process.

Revenue Recognition

Revenues are recognized when earned. Revenue derived from local voice and data services is billed in advance and deferred until earned. Revenues derived from other telecommunications services, including long distance, excess charges over monthly rate plans and terminating access fees from other carriers, are recognized monthly as services are provided and billed in arrears.

Revenue derived from customer installation and activation is deferred and amortized over the average estimated customer life of three years on a straight-line basis. Related installation and activation costs are deferred only to the extent that revenue is deferred and are amortized on a straight-line basis in proportion to revenue recognized.

The Company’s marketing promotions include various rebates, discounts and customer reimbursements that fall under the scope of Emerging Issues Task Force (“EITF”) Issue No. 00-22, Accounting for “Points” and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future, and EITF Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer. In accordance with these pronouncements, the Company records any cash or customer credit consideration as a reduction in revenue when earned by the customer. For rebate obligations earned over time, the Company ratably allocates the cost of honoring the rebates over the underlying rebate period.

2.	Summary of Significant Accounting Policies (continued)

Allowance for Doubtful Accounts

The Company has established an allowance for doubtful accounts through charges to selling, general and administrative expense. The allowance is established based upon the amount the Company ultimately expects to collect from customers, and is estimated based on a number of factors, including a specific customer’s ability to meet its financial obligations to the Company, as well as general factors, such as length of time the receivables are past due, historical collection experience and the general economic environment. Customer accounts are written off against the allowance upon disconnection of the customers’ service, at which time the accounts are deemed to be uncollectible. Generally, customer accounts are considered delinquent and service is disconnected when they are sixty days in arrears from their last payment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with original maturities of three months or less at the date of purchase. The carrying amount of cash and cash equivalents approximates fair value.

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents consist of certificates of deposit held as collateral for letters of credit issued on behalf of the Company. Some vendors providing services to the Company require letters of credit to be redeemed in the event the Company cannot meet its obligations to the vendor. These letters of credit are issued to the Company’s vendors, and in return, the Company is required to maintain cash or cash equivalents on hand with the bank at a dollar amount equal to the letters of credits outstanding, the majority of which is maintained in 5 year certificates of deposit, with the remainder in a restricted cash account with a commercial bank. In the event market conditions change and the letters of credit outstanding increase beyond the level of cash on hand at a commercial bank, the Company will be required to provide additional capital. The Company’s collateral requirements (restricted cash) were $823 and $762 as of December 31, 2003 and 2004, respectively.

Marketable Securities

Marketable securities consist of highly rated asset-backed government agency obligations and other debt securities, preferred stock redeemable at the option of the Company, and mutual funds. All marketable securities are classified as investments available for sale as the Company does not have the intent or ability to hold the investments to the underlying original maturities. The Company’s investments available for sale are carried at fair value or at cost, which approximates fair value. There were no realized gains or losses on the sale of securities. The

2.	Summary of Significant Accounting Policies (continued)

Company considers the unrealized losses at December 31, 2003 and 2004 to be other than temporary because the underlying securities held by the mutual funds are interest rate sensitive and are unlikely to recover their value in the near future. Further, due to the Company’s early growth stage, it is unlikely the Company will retain the current investments until interest rates decline. Accordingly, the Company has reflected losses of $220 and $235 in earnings for 2003 and 2004, respectively, and has reduced the cost basis of the investments to fair value.

The adjusted cost bases, which equal fair value, are as follows:

	December 31
	2003	2004
Mutual Fund	$14,079	$14,334
Corporate Bonds	5,000	—
Municipal Bonds	—	—
Other Debt Securities	2,000	—

Total Marketable Securities	$21,079	$14,334

The mutual fund’s target duration is two years +/- 0.5 years, and its expected interest rate sensitivity and benchmark are based on the two-year U.S. Treasury note. Substantially all of the fund’s assets are invested in U.S. government securities and in instruments based on U.S. government securities. The balance of the fund may be invested in non-U.S. government securities rated AAA, or comparable rating, at the time of purchase. As of December 31, 2003, the Company also held debt securities consisting of corporate bonds with an estimated market value of $300 maturing on July 1, 2014, and $4,700 maturing on January 1, 2038, and preferred stock with an estimated market value of $2,000 redeemable at the option of the Company.

Property and Equipment

Property and equipment is stated at cost and depreciated over estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of the life of the lease or the duration of their economic value to the Company. Repair and maintenance costs are expensed as incurred.

Network engineering costs incurred during the construction phase of the Company’s networks are capitalized as part of property and equipment and recorded as construction-in-progress until the projects are completed and placed into service.

Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Such amounts are measured using enacted tax rates that are expected to be in effect when the differences reverse.

2.	Summary of Significant Accounting Policies (continued)

Impairment and Other Losses on Long-Lived Assets

The Company evaluates impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired. If the Company’s review indicates that the carrying value of an asset will not be recoverable, based on a comparison of the carrying value of the asset to the undiscounted cash flows, the impairment will be measured by comparing the carrying value of the asset to the fair value. Fair value will be determined based on quoted market values, discounted cash flows or appraisals. The Company’s review will be at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows of other business units.

During 2003 and 2004, the Company replaced certain categories of network equipment with newer equipment having greater functionality in order to improve network efficiency and performance. The equipment being replaced had no further use in the network, and the replacement of this class of assets comprised a substantial portion of the loss on disposal of fixed assets in each year. During the normal course of operations, the Company also writes equipment off that it is not able to recover from former customers. This equipment resides at customer locations to enable connection to the Company’s telecommunications network. The gross value of equipment written off during 2002, 2003, and 2004 was $1,014, $3,896 and $3,073, respectively.

Marketing Costs

The Company expenses marketing costs, including advertising, in support of its sales efforts as these costs are incurred. Such costs amounted to approximately $78, $278 and $1,021 during 2002, 2003 and 2004, respectively.

Deferred Financing Costs

In connection with entering into a Credit Facility with Cisco Systems Capital Corporation (“Cisco Capital”) in February 2001, the Company recorded $377 of deferred costs. In connection with the first amendment to the facility in 2002 (see Note 7), the Company recorded $103 of additional deferred loan costs. Deferred financing costs of $393, net of accumulated amortization, were written off in November 2002 as a reduction in the gain on troubled debt restructuring (see Note 7).

During March 2004, the Company recorded an additional $301 of deferred costs associated with an amendment to this facility, of which $38 has been amortized to interest expense as of December 31, 2004. The Company also recorded additional deferred costs of $11 during 2004 pertaining to an amendment which was not finalized until 2005. In accordance with the Company’s policy, these costs will begin amortizing on the effective date of the amendment over the then remaining life of the facility.

Concentrations of Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of trade accounts receivable, which are unsecured. The Company’s risk is limited due to the fact that there is no significant concentration with one customer or group of customers. Because the Company’s operations were conducted in Atlanta, Georgia; Dallas, Texas; Houston, Texas; and Denver, Colorado, its revenues and receivables were geographically concentrated in these cities.

2.	Summary of Significant Accounting Policies (continued)

Fair Value

The Company has used the following methods and assumptions in estimating its fair value disclosures for financial instruments:

•  The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, restricted cash and cash equivalents, marketable securities and accounts receivable equals or approximates their respective fair values.

•  The carrying amounts reflected in the consolidated balance sheets for long-term debt approximates fair value due to variable interest rates. The carrying amounts reported in the consolidated balance sheets for capital leases approximate fair value due to the use of imputed interest rates based on the variable interest rates of the Company’s debt.

Stock-Based Compensation

The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and related interpretations. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”), as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation- Transition and Disclosure, encourages, but does not require, companies to record compensation for stock-based employee compensation plans at fair value. Accordingly, non-cash compensation expense for stock options is determined by measuring the excess, if any, of the estimated fair value of the Company’s common stock at the date of grant over the amount an employee must pay to acquire the stock and amortizing that excess on a straight-line basis over the vesting period of the applicable stock options.

Had the Company elected to adopt the fair value recognition provisions of SFAS No.123, pro forma net loss would be as follows (see Note 9):

	Year ended December 31
	2002	2003	2004
Net loss attributable to common stockholders	$(48,146)	$(35,736)	$(18,539)
Add: total stock-based compensation expense determined under the intrinsic value based method	—	21	362
Deduct: total stock-based compensation expense determined under the fair value based method	(166)	(1,172)	(1,880)

Pro forma net loss attributable to common stockholders	$(48,312)	$(36,887)	$(20,057)

Net loss attributable to common stockholders per common share:
Basic and diluted—as reported	$(110.94)	$(79.95)	$(37.00)

Basic and diluted—pro forma	$(111.32)	$(82.52)	$(40.04)

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with, Selling Goods or Services. All transactions in which goods or services are the consideration

2.	Summary of Significant Accounting Policies (continued)

Stock-Based Compensation (continued)

received for the issuance of equity instruments are accounted for based on the fair value of the equity instrument issued, which the Company deems more reliably measurable than the fair value of the consideration received. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty’s performance, or obligation to perform, is complete or the date on which it is probable that performance will occur.

During 2002, and 2004 , respectively, the Company issued 40 and 50 common stock options to vendors for services. In 2002, the value of the options issued amounted to $22, which was recognized at the time of issuance. In 2004, these options were valued at $78, of which $13 was recognized in selling, general and administrative expenses.

Basic and Diluted Net Loss Attributable to Common Stockholders per Common Share

Basic net loss attributable to common stockholders per common share excludes dilution for potential common stock issuances and is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. As the Company reported a net loss for all periods presented, the conversion of Preferred Stock into 68,002 shares of common stock, stock options of 11,184 and warrants of 2,794 was not considered in the computation of diluted net loss attributable to common stockholders per common share since their effect is anti-dilutive.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”), which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB No. 25, and amends SFAS No. 95, Statement of Cash Flows. Generally the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative upon adopting SFAS No. 123(R).

SFAS No. 123(R) must be adopted by the Company no later than January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

•	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123(R) for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

•	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123(R) for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

2.	Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

The Company plans to adopt SFAS No. 123(R) on January 1, 2006 and is still evaluating which methodology it will follow.

3.	Property and equipment

Property and equipment consist of:

	Year ended December 31,
	Useful Lives	2003	2004
	(In years)
Network and lab equipment	3 – 5	$61,495	$79,638
Leasehold improvements	2 – 5	2,193	2,813
Computers and software	3	23,999	26,685
Furniture and fixtures	7	1,476	1,806
Construction-in-progress		3,969	2,906

		93,132	113,848
Less accumulated depreciation and amortization		(40,577)	(61,901)

Property and equipment, net		$52,555	$51,947

Substantially all the assets of the Company have been pledged as collateral for the Company’s credit facility.

During 2001, the Company entered into a purchase arrangement with a supplier. Under the terms of the arrangement, for each purchase of specific types of equipment, the Company earned certain incentive credits that could be used to purchase other types of equipment from the supplier. The value of earned but unused and unrecorded credits were $1,595 as of December 31, 2003. During 2004, this program ended and all credits were used by December 31, 2004.

4.	Notes Receivable from Officers

In March 2000, the Company loaned $300 to certain officers in exchange for units in a subsidiary. Interest was accrued at 6.8% per annum. The original maturity date of these loans was March 28, 2005. Additionally, in 2001, a further $50 was advanced to an officer of the Company, which was interest free and was repaid in 2002.

In January 2003, the Board of Directors of the Company elected to forgive the principal balances and accrued interest of these notes receivable. Other expense of $357 was recorded in 2002 to establish a reserve for the balances forgiven. Beginning in January 2003, the Company’s policy is to not issue loans to officers.

5.	Capitalization

Stock Purchase Agreements

On March 28, 2000, the Company entered into a Stock Purchase Agreement (“Agreement”) with Investors LLC whereby Investors LLC purchased 39,325 shares of the Company’s convertible

5.	Capitalization (continued)

Stock Purchase Agreements (continued)

Class A preferred stock, par value $0.01 per share, for an aggregate commitment of $3.4625 per share. Additionally, as of December 31, 2001, Investors LLC purchased one share of the Company’s common stock for $1.

In April 2001, Investors LLC, Cbeyond Communications, Inc. (“Cbeyond”), and Cbeyond Communications LLC (“Operating LLC”) consummated a transaction hereinafter referred to as the “Management Rollup.” Prior to this transaction, Investors LLC owned 100% of Cbeyond and Cbeyond owned 90.27% of Operating LLC.

The 9.73% minority ownership in Operating LLC was owned by the Cbeyond Founders who are also investors in Investors LLC. The Management Rollup resulted in Investors LLC directly acquiring from these Founders the preferred and common units they owned directly in Operating LLC. The transaction was completed by exchanging preferred and common units in Investors LLC for the preferred and common units in Operating LLC. The transaction resulted in the $1,629 of minority interest being reclassified to stockholders’ equity. Subsequent to this transaction, Investors LLC exchanged the preferred and common units in Operating LLC for preferred stock in Cbeyond. As a result of this transaction, Operating LLC became a wholly-owned subsidiary of Cbeyond.

In November 2002, Investors LLC merged with and into Cbeyond pursuant to an Agreement and Plan of Merger. As a result of the merger, Cbeyond became the holder of all of the assets and liabilities of Investors LLC. Under the Agreement and Plan of Merger, all of the outstanding preferred and common units of Investors LLC were converted to shares of Cbeyond’s common stock at a ratio of one share to every 100 units, regardless of class. The common stock of Cbeyond outstanding prior to the merger was cancelled.

In conjunction with the merger, Cbeyond’s certificate of incorporation was amended to authorize 65,000 shares of Series B preferred stock (“Series B”) and 255,000 shares of common stock. Immediately following the merger, pursuant to a Stock Purchase Agreement, Cbeyond issued 48,105 shares of Series B for $1 per share; including 2,923 shares issued in conjunction with the cancellation of debt (see Note 7). The merger of Investors LLC with and into Cbeyond, together with the conversion of preferred and common units of Investors LLC into Cbeyond’s common stock and the issuance of Series B in November 2002, are hereafter collectively referred to as the “November 2002 Equity Reorganization.” The difference in the amount of proceeds implied by the number of Series B shares issued and the amount of cash actually received arises from the prior overfunding of Class A preferred shares subscribed by one of the original Class A investors. This investor purchased Series B shares and was given credit toward their Series B purchase in the amount of their prior overfunding of Class A shares. Additionally, Cbeyond issued 434 shares of common stock to satisfy the conversion of the Investors LLC units noted above.

In December 2004, Cbeyond amended its certificate of incorporation to authorize 59,000 shares of Series B and 6,000 shares of Series C preferred stock (“Series C”) and, pursuant to a Stock Purchase Agreement with substantially all of the existing Series B preferred stockholders and certain other investors, Cbeyond issued 5,574 shares of Series C for $3.05 per share. Additionally, the Company issued 35 shares of Series B to an existing Series B preferred stockholder at $1.00 per share under the stockholders’ prior stock purchase agreement.

5.	Capitalization (continued)

Stock Purchase Agreements (continued)

Each share of the Series B and Series C (collectively, the “Preferred Stock”) is convertible initially into one share of the Company’s common stock. The conversion price per share of common stock is equal to be the original price paid per share of Preferred Stock. All of the shares of Preferred Stock will automatically convert to common stock in the event of a firm commitment, underwritten public offering of at least $50,000 of the Company’s common stock, subject to adjustment for certain dilutive events. Beginning November 1, 2007, the holders of the Preferred Stock may require redemption of the shares in cash from the Company if certain conditions have not occurred. If the redemption provision is exercised, the repurchase price would be the greater of (a) the Liquidation Value, or (b) the fair market value per share of the Company as determined by provisions outlined in the Second Amended and Restated Shareholder Agreement.

The Preferred Stock accumulates dividends at an annual rate of 12% compounded daily on the Preferred Stock’s liquidation value. The liquidation value of the Preferred Stock is equal to the original price paid per share of Preferred Stock plus cumulative unpaid dividends. As of December 31, 2002, 2003 and 2004, no dividends have been declared or paid and cumulative unpaid dividends on the Preferred Stock were $958, $7,212 and $14,295, respectively. The Company’s amended and restated certificate of incorporation provides for the accumulated dividends to be paid in common stock in lieu of cash upon conversion of the Preferred Stock.

The holders of the Company’s common stock and Preferred Stock vote as one class, with each share of Preferred Stock entitled to one vote for each share of common stock issuable upon conversion.

As of December 31, 2004, Cbeyond was authorized to issue up to 59,000 shares of Series B and 6,000 shares of Series C, of which 48,140 and 5,574, respectively, were issued and outstanding.

Common Stock

As of December 31, 2004, 255,000 shares of common stock were authorized and 512 shares were issued and outstanding, 68,002 shares are reserved for conversion of Preferred Stock, 11,344 shares are reserved for issuance under the Company’s 2002 Stock Incentive Plan, and 2,794 shares are reserved for issuance upon the exercise of outstanding warrants (see Note 7).

6.	Classification of Preferred Stock

As discussed in Note 5, the Company’s Preferred Stock is redeemable through the exercise of a put option upon the vote of a majority of the holders of the Preferred Stock beginning November 1, 2007 if there has not been either a sale of the Company or a qualified initial public offering of its common stock. If the put option is exercised, the repurchase price would be the greater of (a) the Liquidation Value, or (b) the fair market value per share of the Company as determined by provisions outlined in the Second Amended and Restated Shareholder Agreement. The Company has classified its Preferred Stock outside of equity in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities (“Topic D-98”), because the redemption provisions of the put option are not solely within the control of the Company, without regard to the probability of whether the redemption requirements would ever be triggered.

6.	Classification of Preferred Stock (continued)

Topic D-98 establishes that the initial carrying value of the Preferred Stock should be the fair value at the date of issuance. Topic D-98 further provides that if the Preferred Stock is not redeemable currently and that it is not probable that the security will become redeemable, then subsequent adjustments to redemption value are not necessary until it is probable that the Preferred Stock will become redeemable. Accordingly, since inception, the Company determined that it is not probable that a qualified initial public offering of its stock would not be achieved before November 1, 2007. In making this determination, the Company assessed the likelihood of redemption based on the Preferred Stock redemption provisions and the specific facts and circumstances at each reporting period. The Company’s business plan since inception was to expand into numerous major metropolitan markets replicating a similar operating model. Successful execution of this business model was predicated on obtaining significant funds through a public offering of its common stock within a reasonable period of time after inception.

As discussed in Note 5, the Preferred Stock accrues dividends at an annual rate of 12% compounded daily and are payable in common stock in lieu of cash upon conversion of the Preferred Stock. Dividends are cumulative and accrue whether or not declared by the Board of Directors. Because the dividends are cumulative and can be converted into shares of common stock at any time at the Preferred Stockholders’ option, the Company has accreted the value of these dividends.

The following table summarizes the Preferred Stock transactions during the period covered by these financial statements:

	Class A	Series B	Series C
Balance at December 31, 2001	$76,972	$—	$—
Conversion to common stock	(76,972)	2,462	—
Issuance of preferred stock	—	42,112	—
Issuance of preferred stock in connection with debt restructuring	—	2,902	—
Accretion of preferred dividends	—	958	—
Accretion of issuance costs	—	21	—

Balance at December 31, 2002	—	48,455	—
Accretion of preferred dividends	—	6,254	—
Accretion of issuance costs	—	126	—

Balance at December 31, 2003	—	54,835	—
Issuance of preferred stock	—	35	16,882
Accretion of preferred dividends	—	7,072	11
Accretion of issuance costs	—	126	2

Balance at December 31, 2004	$—	$62,068	$16,895

7.	Long-Term Debt

Long-term debt consisted of the following:

	December 31,
	2003	2004
Credit Facility:
Principal balance	$59,403	$64,387
Carrying value in excess of principal	8,225	5,944

	67,628	70,331
Less current portion	(11,422)	(13,666)

Long-term debt	$56,206	$56,665

The Company formally entered into a Credit Facility with Cisco Capital in February 2001 (the “Credit Facility”). The Credit Facility provided the Company with a commitment of up to $240,000. However, only $114,000 was initially available to borrow as of December 31, 2001 to support the Company’s entry into its first five markets. The Credit Facility is secured by substantially all of the assets and equity of the Company and restricts the payment of dividends. Borrowings under the facility bear interest at a rate of LIBOR plus margin of between 3.5% and 5.5% depending on the Company’s leverage ratio.

In March 2002, the Company amended its Credit Facility (“First Amendment”). The First Amendment increased the initial availability from $114,000 to $146,000 in support of the Company’s entry into its first five markets. The total original commitment of $240,000 was reduced to the $146,000 available for the first five markets. The maturity date for the loan was lengthened from March 31, 2008 to March 31, 2010 and the borrowing period was extended by one year. Additionally, this amendment allowed for quarterly interest expenses applicable to open tranches under the Credit Facility to be paid through direct draws against the Credit Facility for a two-year period beginning March 31, 2002.

In November 2002, the Company amended the Credit Facility (“Second Amendment”). In conjunction with the Second Amendment, Cisco Capital cancelled $25,000 of the amount outstanding in exchange for 2,923 shares of Series B (“Debt Exchange”). The Second Amendment also reduced the total commitment to $115,400. The Second Amendment required that the Company receive a minimum of $40,000 in additional equity capital in order to fully access Tranches 1 and 2, the available borrowings of which totaled $70,500, and Tranche X of up to $15,900, available for the financing of interest payments through March 31, 2004. In addition, the Second Amendment required that the Company receive a minimum of $54,000 in aggregate additional equity capital in order to access Tranche 3, which made an additional $29,000 in borrowings available prior to March 31, 2005. Through the November 2002 Equity Reorganization, the Company received $42,112 in equity capital, satisfying the borrowing requirements for Tranches 1 and 2.

In June 2003, the Company again amended the Credit Facility (“Third Amendment”). For all borrowings outstanding as of June 30, 2003, amounting to approximately $51,694, the Third Amendment fixed the base interest rate at 3.35%, but allows the margin to fluctuate within a prescribed range based on changes in the Company’s leverage ratio. At the time of the Third Amendment and until June 30, 2004, the applicable rate was 8.85%, which represents the maximum rate that may be charged on this portion of the debt. Since June 30, 2004 and continuing through December 31, 2004, the applicable rate on this portion of the debt was

7.	Long-Term Debt (continued)

6.85%. Borrowings against the Credit Facility after June 30, 2003 continue to bear interest at a rate of LIBOR plus a margin of between 3.5% and 5.5%, depending on the Company’s leverage ratio at the time. From June 30, 2003 until June 30, 2004, the margin applicable to these borrowings was 5.5%. From June 30, 2004 and continuing through December 31, 2004, the margin applicable to these borrowings was 3.5%. The effective rate on these borrowings at December 31, 2004 was 5.5%.

In March 2004, the Company amended its Credit Facility (“Fourth Amendment”). The Fourth Amendment extended the borrowing availability period for Tranche 2 from March 31, 2004 until March 31, 2005. The Fourth Amendment further provided that Tranche 3 would be reduced from $29,000 to $19,000 and that, as soon as the Company has fully borrowed under Tranche 2, the additional $19,000 of funds would be available to borrow, provided that the Company had obtained at least $11,000 in additional equity funding prior to December 31, 2004. The Company’s Series C preferred stock investment in December 2004 resulted in $17,000 in additional equity funding. In addition, the Fourth Amendment provided that the first borrowing under Tranche 3, which occurred in 2005, would result in the acceleration of vesting of Cisco Capital’s outstanding warrants in their entirety. The borrowing period for Tranche 3 extends until December 31, 2005, and no further borrowing is available after that date. In addition, the Fourth Amendment includes certain adjustments to the loan covenants.

Future borrowings available under the Credit Facility as of December 31, 2004 are restricted to purchases of network equipment and services. As of December 31, 2004, the remaining availability under Tranche 2 of $2,405 was available to borrow until March 31, 2005 and an additional $19,000 (Tranche 3) is available for borrowing until December 31, 2005.

Subsequently, in March 2005, the Company amended its Credit Facility (“Fifth Amendment”). The Fifth Amendment made certain adjustments to the loan covenants as a result of the Company’s entry into its fifth market, Chicago, and the financial impact of that expansion.

Beginning June 30, 2003, as each tranche closes, equal principal installments and current interest charges are paid quarterly over the remaining duration of the Credit Facility. These payments are based on the amount drawn down in each tranche as of the closing of the particular tranche. The Company incurs commitment fees (1% per annum as of December 31, 2004) on the undrawn amount of the loan commitment. Commitment fees are recorded as interest expense and totaled $971, $676, and $214 in 2002, 2003 and 2004, respectively.

Principal payments, excluding amortization of the carrying value in excess of principal, under the Credit Facility for the next five years are:

Long-Term Debt
2005	$11,837
2006	12,365
2007	12,365
2008	12,365
2009	12,365
Thereafter	3,090

$64,387

7.	Long-Term Debt (continued)

As a result of the significant discount on the value of the Company’s debt cancelled in the Debt Exchange, the Company accounted for the exchange as a troubled debt restructuring in accordance with SFAS No. 15 and EITF Issue No. 02-4, Determining whether Debtor’s Modification or Exchange of Debt Instruments is within the Scope of FASB Statement No. 15. Under SFAS No. 15, a gain is recognized to the extent that the carrying amount of the debt before the restructuring, net of unamortized discounts and loan costs and other consideration exchanged as partial settlement, exceeds future contractual payments (principal and interest combined) of the restructured debt. Based on this calculation, the Company recorded a gain of $4,338 at the date of the restructuring. Projected future interest payments estimated based on the interest rate in effect at the date of the restructuring, approximately 7.3%, are considered carrying value in excess of principal. As interest is paid in subsequent periods, payments are applied against the carrying value, resulting in no interest expense after the date of restructuring, except to the extent that actual interest rates fluctuate. During 2003 and 2004, such changes in estimates totaled approximately $282 and $259 and are reflected as an increase in interest expense. The effects of such fluctuations are recognized in the period the applicable interest rate changes, except that no gain is recorded until it can no longer be offset by future payments.

The balance of the carrying value in excess of principal liability as of December 31, 2004 is as follows:

Debt cancelled	$25,000

Less:
Value of preferred stock exchanged	(2,902)
Warrants issued with restructure	(2,215)
Unamortized debt discount	(3,636)
Unamortized deferred financing costs written off	(393)
Restructuring transaction costs	(264)

Carrying value in excess of principal at restructure	15,590

Gain on restructuring of debt	(4,338)
Interest payments recorded as a reduction of carrying value in 2002	(449)

Carrying value in excess of principal as of December 31, 2002	10,803
Interest payments recorded as a reduction of carrying value in 2003	(2,578)

Carrying value in excess of principal as of December 31, 2003	8,225
Interest payments recorded as a reduction of carrying value in 2004	(2,281)

Carrying value in excess of principal as of December 31, 2004	$5,944

In connection with the Credit Facility, the Company provided Cisco Capital warrants to acquire shares of the Company’s common stock. When the Credit Facility was established in February 2001, the Company issued Cisco Capital warrants (“First Issuance”) to purchase 2,106 shares of common stock at an exercise price of $3.4625 per share. The First Issuance had a maximum life of 5 years and was valued at $1,218. In connection with the First Amendment, the Company issued Cisco Capital warrants (“Second Issuance”) in April 2002 to purchase 391 shares of common stock at an exercise price of $3.4625 per share. The Second Issuance had a maximum life of 5 years and was valued at $442. The fair value of these warrants was capitalized as deferred loan costs, and

7.	Long-Term Debt (continued)

the remaining unamortized loan costs were subsequently offset against the carrying value of the debt cancelled in the Debt Exchange. As a result of the November 2002 Equity Reorganization, the First and Second Issuances were subject to the 1 share for 100 stock exchange, and a new replacement warrant was issued to Cisco Capital (“Third Issuance”) allowing for the purchase of 25 shares of common stock at an exercise price of $1.00 per share. The warrants contained in the Third Issuance are exercisable until March 31, 2010, and the warrants in the First and Second Issuances are no longer outstanding.

In connection with the Second Amendment, the Company issued to Cisco Capital warrants (“Fourth Issuance”) to acquire up to 2,769 shares of the Company’s common stock at an exercise price of $0.01 per share. The warrants are exercisable through March 31, 2010, or upon the occurrence of a triggering event (“Trigger Event”), which is defined as a sale of the Company or its assets or the consummation of a qualified initial public offering. Upon the occurrence of a Trigger Event that results in a valuation of the equity of the Company at $300,000 or less, none of the warrants in the Fourth Issuance are exercisable. A Trigger Event that results in a valuation of the equity of the Company at $400,000 or greater renders all of the warrants in the Fourth Issuance to be exercisable, and a Trigger Event giving a valuation of the Company’s equity between $300,000 and $400,000 results in a pro rata portion of the warrants to be exercisable. In addition, the Fourth Amendment provided for the warrants from the Fourth Issuance to become exercisable upon any borrowing under Tranche 3, which occurred in 2005. The fair value of the Fourth Issuance was $2,199, which was offset against the carrying value of the debt canceled in conjunction with the Debt Exchange. The warrants contained in the Third and Fourth Issuances are currently outstanding.

The Company calculated the fair value of the warrants issued using a binomial valuation model and the following assumptions:

	Issuance
	First (February 2001)	Second (April 2002)	Third (November 2002)	Fourth (November 2002)
Volatility	125.7%	97.4%	97.9%	97.9%
Fair value of common stock	$80.00	$172.48	$0.80	$0.80
Life of warrants	5	5	7.4	7.4
Risk-free interest rate	4.89%	4.65%	3.64%	3.64%

8.	Income Taxes

The income tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective income tax bases, which give rise to deferred tax assets and liabilities, as of December 31, 2004 and 2003 are as follows:

	2003	2004

Deferred tax assets:
Net operating loss	$39,559	$45,637
Carrying value in excess of principal	3,167	2,289
Allowance for doubtful accounts	208	465
Impairment of investments	85	175
Accrued liabilities	1,368	1,463
Organization costs	69	14
Other	827	221

Gross deferred tax assets	45,283	50,264

Deferred tax liabilities:
Property and equipment	4,305	4,958

Gross deferred tax liabilities	4,305	4,958

Net deferred tax assets	40,978	45,306
Valuation allowance	(40,978)	(45,306)

Net deferred taxes	$—	$—

The Company has net operating loss carryforwards of approximately $118,537, which begin expiring in 2015. Utilization of existing net operating loss carryforwards may be limited in future years if significant ownership changes were to occur. The Company has recorded a valuation allowance equal to the net deferred tax assets at December 31, 2003 and 2004, due to the uncertainty of future taxable income.

9.	Stock Incentive Plans

In November 2002, the Company adopted the Cbeyond Communications, Inc. 2002 Equity Incentive Plan (“Incentive Plan”). The Incentive Plan permits the grant of nonqualified stock options, incentive stock options and stock purchase rights. The number of shares of common stock that may be issued pursuant to the Plan is 14,000. Options under the Incentive Plan vest at a rate of 25% per year over four years, although the Board of Directors may occasionally approve a different vesting period. Options are granted at exercise prices equal to or greater than 85% of estimated fair value of the Company’s common stock on the date of grant. Options expire 10 years after the grant date.

In conjunction with the merger of Investors LLC and the Company, the number of shares to be issued upon exercise of options issued under the Cbeyond Communications, Inc. 2000 Stock Incentive Plan (“2000 Plan”) was adjusted to provide for the optionee to purchase one share of the Company’s new common stock in lieu of each 100 shares of the Company’s old common stock.

9.	Stock Incentive Plans (continued)

A summary of the status of the Incentive Plan and the 2000 Plan as of December 31, 2004 is presented in the table below (options issued under the 2000 Plan have been retroactively restated to reflect the effect of the November 2002 Equity Reorganization):

	Shares	Weighted Average Exercise Price
Outstanding, December 31, 2001	22	$3.4600
Granted	8,160	$1.0036
Forfeited	(8)	$3.4600

Outstanding, December 31, 2002	8,174	$1.0080
Granted	2,772	$1.0000
Exercised	(48)	$1.0001
Forfeited	(561)	$1.0224

Outstanding, December 31, 2003	10,337	$1.0051
Granted	1,336	$2.9253
Exercised	(30)	$1.0000
Forfeited	(459)	$1.0605

Outstanding, December 31, 2004	11,184	$1.2322

Options exercisable, December 31, 2002	4,202	$1.0041

Options exercisable, December 31, 2003	5,676	$1.0283

Options exercisable, December 31, 2004	7,773	$1.0053

Options available for future grant	2,712

The weighted-average fair value of all options at grant date for options granted in 2002, 2003, and 2004 was $0.4717, $0.9989 and $1.4365 per share, respectively. The amount by which fair value of the stock exceeds an option’s exercise price at the applicable grant date is amortized over the vesting period and recognized as non-cash stock option compensation in the consolidated statement of operations. The weighted-average remaining contractual life of outstanding options at December 31, 2004 is 8.2 years.

The following table provides additional information based on the exercise prices of options outstanding at December 31, 2004:

Option Price	Options Outstanding	Options Exercisable	Contractual Life
$1.00	9,947	7,756	8.1
$3.05	132	—	10.0
$3.10	1,085	—	9.6
$3.46	20	17	6.5

Total	11,184	7,773	8.2

The Company follows APB No. 25 and related Interpretations in accounting for its stock options. Under APB No. 25, if the exercise price of the Company’s employee stock options equals the market value of the underlying stock on the date of the grant, no compensation expense is recognized.

9.	Stock Incentive Plans (continued)

Pro forma information regarding net loss, as presented in Note 3, is required by SFAS No. 123, as amended by SFAS No. 148, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123 as of its effective date. The fair value of these options was estimated at the date of grant using a binomial option-pricing model with the following weighted-average assumptions:

	2002	2003	2004
Risk-free interest rate	4.4%	3.7%	3.4%
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility	97.5%	79.2%	53.7%
Expected lives (years)	7.2	7.6	7.5

10.	Commitments

The Company has entered into various operating and capital leases, with expirations through 2011, for network facilities, office space, equipment, and software used in its operations. Future minimum lease obligations under noncancelable operating leases and maturities of capital lease obligations as of December 31, 2004 are as follows:

	Operating	Capital
2005	$2,671	$380
2006	1,722	400
2007	1,223
2008	1,246
2009	1,246
Thereafter	3,341

	$11,449	780

Less amounts representing interest		(62)

Present value of minimum lease payments		718
Less current portion		336

Obligations under capital leases—net of current portion		$382

Total rent expense for the years ended December 31, 2002, 2003 and 2004 was $1,856, $2,017 and $2,218, respectively. Certain real estate leases have fixed escalation clauses. Expense under such operating leases is recorded on a straight-line basis over the life of the lease.

The net book value of the software under capital leases at December 31, 2003 and 2004 was $1,197 and $870, respectively. The Company applies its incremental borrowing rate in effect at the time a capital lease is initiated to determine the present value of the future minimum lease payments.

At December 31, 2004, the Company had outstanding letters of credit of $762. These letters of credit expire at various times through December 2006 and collateralize the Company’s obligations to third parties for leased space. The fair value of these letters of credit approximates contract values.

11.	Employee Benefit Plan

The Company has a 401(k) Profit Sharing Plan (“Plan”) for the benefit of eligible employees and their beneficiaries. All employees are eligible to participate in the Plan on the first day of the following quarter of the Plan year following the date of hire provided they have reached the age of 18. The Plan provides for an employee deferral up to 25% of eligible compensation. The Plan does not provide for a matching contribution by the employer.

12.	Segment Information

The Company is organized and managed on a geographical segment basis, as follows: Atlanta, Dallas, Denver, Houston and Chicago. The balance of operations are centralized in the Corporate group and serve all customers and markets. The Corporate group primarily consists of executive, administrative and support functions and unallocated operations, including network operations, customer care, and customer provisioning. The Corporate costs are not allocated to the individual operating segments.

Specifically, the Company’s chief operating decision maker allocates resources to and evaluates the performance of its segments based on revenue, direct operating expenses, and certain non-GAAP financial measures. The accounting policies of the Company’s reportable segments are the same as those described in the summary of significant accounting policies.

The asset totals disclosed by segment are directly managed at the segment level and include accounts receivable and certain fixed assets uniquely identifiable with the operations of a particular segment. Corporate assets primarily include cash and cash equivalents, investments, fixed assets, and other assets.

The table below presents information about the Company’s reportable segments:

	Year Ended December 31,
	2002	2003	2004
Revenue:
Atlanta	$11,262	$27,033	$42,240
Dallas	6,064	19,813	$33,133
Denver	3,630	18,667	35,062
Houston	—	—	$2,876

Total revenue	$20,956	$65,513	$113,311

12.	Segment Information (continued)

	Year Ended December 31,
	2002	2003	2004
Operating profit (loss):
Atlanta	$(3,838)	$7,384	$18,927
Dallas	(5,319)	678	7,285
Denver	(4,151)	2,568	13,414
Houston	—	(210)	(4,677)
Chicago	—	—	(568)
Corporate	(33,707)	(36,078)	(41,704)

Total operating loss	$(47,015)	$(25,658)	$(7,323)

Depreciation and amortization expense:
Atlanta	$2,201	$4,465	$6,064
Dallas	1,581	3,557	5,072
Denver	765	2,663	4,346
Houston	2	24	703
Chicago	—	—	3
Corporate	9,667	10,562	6,459

Total depreciation and amortization	$14,216	$21,271	$22,647

Capital expenditures:
Atlanta	$8,389	$7,944	$2,742
Dallas	8,344	6,181	2,870
Denver	7,030	6,379	3,903
Houston	—	948	4,041
Chicago	—	—	2,325
Corporate	4,684	4,753	7,860

Total capital expenditures	$28,447	$26,205	$23,741

Total assets:
Atlanta	$12,677	$16,227	$12,552
Dallas	11,591	14,528	11,920
Denver	8,326	12,382	11,731
Houston	6	930	5,355
Chicago	—	—	2,322
Corporate	63,983	42,981	55,323

Total assets	$96,583	$87,048	$99,203

13.	Initial Public Offering Costs

In 2004, the Company began work in connection with an initial public offering of common stock. In connection with the proposed offering, the Company incurred legal and accounting fees of approximately $1.1 million. Although such transaction costs are typically deferred and deducted from the proceeds of the offering as a charge against additional paid-in capital, due to the length of time that has transpired since these costs were incurred and other considerations, management determined it was appropriate to expense such costs.

                 shares

Common stock

Prospectus

Joint Book-Running Managers

JPMorgan	Deutsche Bank Securities

UBS Investment Bank

Raymond James

Thomas Weisel Partners LLC

ThinkEquity Partners LLC

May    , 2005

You should rely only on the information contained in this prospectus. We and the underwriters have not authorized anyone to provide you with different or additional information. This prospectus is not an offer to sell or a solicitation of an offer to buy our common stock in any jurisdiction where it is unlawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the date of delivery of this prospectus or of any sale of our common stock.

Until                     , 2005 (25 days after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in the prospectus

Item 13. Other expenses of issuance and distribution

Set forth below is a table of the registration fee for the Securities and Exchange Commission, the filing fee for the National Association of Securities Dealers, Inc., the listing fee for the Nasdaq National Market and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in the registration statement, other than underwriting discounts and commissions:

SEC registration fee		$20,303.25
NASD filing fee		$17,750.00
Nasdaq National Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

* To be completed by amendments.

Item 14. Indemnification of directors and officers

We are incorporated under the laws of the State of Delaware. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (4) for any transaction from which a director derived an improper personal benefit.

Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

Our amended and restated bylaws provide for indemnification of the officers and directors to the fullest extent permitted by applicable law.

The Underwriting Agreement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15. Recent sales of unregistered securities

Set forth in chronological order is information regarding all securities sold and employee stock options granted from May 2002 to date (except as otherwise noted) by us and by Cbeyond Investors, LLC, which merged with us in November 2002. Also included is the consideration, if any, received for such securities, and information relating to the section of the Securities Act of 1933, as amended, and the rules of the Securities and Exchange Commission pursuant to which the following issuances were exempt from registration. None of these securities was registered under the Securities Act. No award of options involved any sale under the Securities Act. No sale of securities involved the use of an underwriter and no commissions were paid in connection with the sales of any securities.

1. At various times during the period from May 2002 through May 2005, we granted options to purchase an aggregate of 13,504,749 shares of common stock to employees and directors at exercise prices ranging from $1.00 to $3.46.

2. On November 1, 2002, we issued and sold an aggregate of 48,042,832 shares of Series B Participating Preferred Stock at different closing dates during a 30-day period for an aggregate purchase price of $48,042,832 to certain holders of our Class A Preferred Stock, members of Cbeyond Investors, LLC, and a number of new investors. The purchase price for such shares was paid in cash at the time of issuance.

3. On November 1, 2002, we issued warrants to purchase 2,768,744 shares of our Common Stock at an exercise price of $0.01 per share and 24,969 shares of our Common Stock at an exercise price of $1.00 per share to Cisco Systems Capital Corporation in connection with the second amendment and restatement of our credit agreement with Cisco Systems Capital Corporation.

4. On November 1, 2002, we issued 433,830 shares of Common Stock for $1.00 per share to holders of common and preferred units of Cbeyond Investors, LLC, as a result of the conversion of units to Common Stock effected by the merger of Cbeyond Investors, LLC into Cbeyond Communications, Inc.

5. On December 29, 2004, we issued and sold 5,573,748 shares of Series C Participating Preferred Stock for an aggregate purchase price of $17.0 million to certain holders of our Series B preferred stock and a number of new investors. The purchase price for such shares was paid in cash at the time of issuance.

6. On December 29, 2004, we issued and sold 34,945 shares of Series B Participating Preferred Stock for a purchase price of $34,945 to a holder of our Class A Preferred Stock pursuant to a pre-existing arrangement with the holder.

The issuances of the securities described in paragraph 1 were exempt from registration under the Securities Act under Rule 701, as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of such options and common stock were our employees and directors, who received the securities under our compensatory benefit plans or a contract relating to compensation. Appropriate legends were affixed to the share certificates issued in such transactions. All recipients either received adequate information from us or had adequate access, through their employment with us or otherwise, to information about us.

The issuances of the securities described in paragraphs 2 through 6 were exempt from registration under the Securities Act in reliance on Section 4(2) because the issuance of securities to recipients did not involve a public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to resale or distribution thereof, and appropriate legends were affixed to share certificates and warrants issued in such transactions. Each of the recipients of securities in the transactions described in paragraphs 2 through 8 and 10 were accredited or sophisticated persons and had adequate access, through employment, business or other relationships, to information about us.

All of the shares of Series B preferred stock described in paragraphs 2 and 6 and all of the shares of Series C preferred stock described in paragraph 5 will automatically convert into shares of common stock prior to completion of this offering.

Item 16. Exhibits and financial statement schedule

(a) Exhibits

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of Cbeyond Communications, Inc.

3.2*	Form of Second Amended and Restated Certificate of Incorporation of Cbeyond Communications, Inc.

3.3	Amended and Restated Bylaws of Cbeyond Communications, Inc.

3.4*	Form of Second Amended and Restated Bylaws of Cbeyond Communications, Inc.

4.1*	Form of stock certificate of common stock.

5.1*	Opinion of Latham & Watkins LLP.

10.1	Second Amended and Restated Shareholders Agreement, dated as of December 29, 2004, by and among Cbeyond Communications, Inc. and the other parties thereto.

10.2	Third Amended and Restated Registration Rights Agreement, dated as of December 29, 2004, by and among Cbeyond Communications, Inc. and the other signatories thereto.

10.3	Second Amended and Restated Credit Agreement, dated as of November 1, 2002, by and among Cbeyond Communications, LLC, Cbeyond Communications, Inc. and Cisco Systems Capital Corporation.

10.4	Stock Purchase Agreement, dated as of November 1, 2002, by and between Cbeyond Communications, Inc. and Cisco Systems Capital Corporation.

10.5

Amendment No. 1 to Second Amended and Restated Credit Agreement, dated as of June 30, 2003, by and among Cbeyond Communications, LLC, Cbeyond Communications, Inc. Cbeyond Leasing, LP and Cisco Systems Capital Corporation.

10.6

Amendment No. 2 to Second Amended and Restated Credit Agreement, dated as of March 2004, by and among Cbeyond Communications, LLC, Cbeyond Communications, Inc. Cbeyond Leasing, LP and Cisco Systems Capital Corporation.

10.7

Amendment No. 3 to Second Amended and Restated Credit Agreement, dated as of February 18, 2005, by and among Cbeyond Communications, LLC, Cbeyond Communications, Inc. Cbeyond Leasing, LP and Cisco Systems Capital Corporation.

10.8	Stock Subscription Warrant of Cisco Systems Capital Corporation, dated as of November 1, 2002, to Purchase 2,768,744 Shares of Common Stock of Cbeyond Communications, Inc.

10.9	Stock Subscription Warrant of Cisco Systems Capital Corporation, dated as of November 1, 2002, to Purchase 24,969 Shares of Common Stock of Cbeyond Communications, Inc.

10.10*	Form of 2005 Equity Incentive Award Plan of Cbeyond Communications, Inc.

Exhibit No.	Description of Exhibit

10.11	2002 Equity Incentive Plan of Cbeyond Communications, Inc.

10.12	2000 Stock Incentive Plan (as amended) of Cbeyond Communications, Inc.

10.13	Executive Purchase Agreement, dated as of March 28, 2000, by and among Egility Communications, LLC, Egility Communications, Inc., Egility Investors, LLC and James F. Geiger.

10.14	Executive Purchase Agreement, dated as of March 28, 2000, by and among Egility Communications, LLC, Egility Communications, Inc., Egility Investors, LLC and J Robert Fugate.

10.15	Executive Purchase Agreement, dated as of March 28, 2000, by and among Egility Communications, LLC, Egility Communications, Inc., Egility Investors, LLC and Robert R. Morrice.

10.16	Executive Purchase Agreement, dated as of January 31, 2002, by and among Cbeyond Communications, Inc., Cbeyond Investors, LLC and Richard J. Batelaan.

10.17	Amendment No. 1 to Executive Purchase Agreement, dated as of May 28, 2003, by and among Cbeyond Communications, Inc. and Richard J. Batelaan.

21.1	Subsidiaries of Cbeyond Communications, Inc.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included in signature pages).

* To be filed by Amendment.

(b) Financial statement schedules

The following financial schedule is a part of this registration statement and should be read in conjunction with the consolidated financial statements of Cbeyond Communications, Inc.:

Cbeyond Communications, Inc. and Subsidiaries

Schedule II—Valuation and Qualifying Accounts

Years Ended December 31, 2002, 2003 and 2004

(Dollars in thousands)

	Balance at Beginning of Year	Additions Charged to Cost and Expenses	Less Deductions	Balance at End of Year
Allowance for Doubtful Accounts Receivable
2002	$90	$1,107	$(408)	$789
2003	789	1,369	(1,373)	785
2004	785	2,393	(2,146)	1,033

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from this form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in this form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denomination and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia on May 16, 2005.

CBEYOND COMMUNICATIONS, INC.

By:	/s/ JAMES F. GEIGER
James F. Geiger
Chairman, President and Chief Executive Officer

Power of attorney

Each director whose signature appears below authorizes James F. Geiger and J. Robert Fugate, or either of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to execute in his name and on his behalf, in any and all capacities, this Registrant’s registration statement on Form S-1 relating to the common stock and any amendments thereto (and any additional registration statement related thereto permitted by Rule 462(b) promulgated under the Securities Act of 1933, and all further amendments, including post-effective amendments thereto), necessary or advisable to enable the registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in respect thereof, in connection with the registration of the securities which are the subject of such registration statement, which amendments may make such changes in such registration statement as such attorney may deem appropriate, and with full power and authority to perform and do any and all acts and things whatsoever which any such attorney or substitute may deem necessary or advisable to be performed or done in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and approving all acts of any such attorney or substitute.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JAMES F. GEIGER James F. Geiger	Chairman, President and Chief Executive Officer	May 16, 2005

/s/ J. ROBERT FUGATE J. Robert Fugate	Executive Vice President and Chief Financial Officer	May 16, 2005

/s/ HENRY C. LYON Henry C. Lyon	Chief Accounting Officer	May 16, 2005

/s/ ANTHONY M. ABATE Anthony M. Abate	Director	May 16, 2005

/s/ John Chapple John Chapple	Director	May 16, 2005

Signature	Title	Date

Douglas C. Grissom	Director	May 16, 2005

/s/ D. SCOTT LUTTRELL D. Scott Luttrell	Director	May 16, 2005

James N. Perry, Jr.	Director	May 16, 2005

/s/ ROBERT ROTHMAN Robert Rothman	Director	May 16, 2005